LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

ALAMEDA SANTOS, 1940 – 3º ANDAR
01418-200 SÃO PAULO – SP
BRAZIL

TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

January 29, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since October 31, 2001 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping an additional copy of this letter and returning it to our messenger.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson

Miguel Lawson

Schedule I

1. ITR – Quarterly Information (for the nine-month period ended September 30, 2001), dated November 10, 2001 (English translation attached hereto as Exhibit 1).

2. Investor Relations Monthly Report (N° 11/2001), dated November 30, 2001 (English translation attached hereto as Exhibit 2).

3. Investor Relations Monthly Report (N° 12/2001), dated December 28, 2001 (English translation attached hereto as Exhibit 3).

4. Investor Relations Monthly Report (N° 01/2002), dated January 31, 2002 (English translation attached hereto as Exhibit 4).

5. Investor Relations Monthly Report (N° 02/2002), dated February 28, 2002 (English translation attached hereto as Exhibit 5).

6. Annual Audited Financial Statements for the year ended December 31, 2001, dated March 27, 2002 (attached hereto as Exhibit 6).

7. Investor Relations Monthly Report (N° 03/2002), dated March 28, 2002 (English translation attached hereto as Exhibit 7).

8. Investor Relations Monthly Report (N° 04/2002), dated April 30, 2002 (English translation attached hereto as Exhibit 8).

9. ITR – Quarterly Information (for the three-month period ended March 31, 2002), dated May 15, 2002 (English translation attached hereto as Exhibit 9).

10. Investor Relations Monthly Report (N° 05/2002), dated May 31, 2002 (English translation attached hereto as Exhibit 10).

11. Investor Relations Monthly Report (N° 06/2002), dated June 26, 2002 (English translation attached hereto as Exhibit 11).

12. Investor Relations Monthly Report (N° 07/2002), dated July 31, 2002 (English translation attached hereto as Exhibit 12).

13. ITR – Quarterly Information (for the six-month period ended June 30, 2002), dated August 13, 2002 (English translation attached hereto as Exhibit 13).

14. Investor Relations Monthly Report (N° 08/2002), dated August 29, 2002 (English translation attached hereto as Exhibit 14).

15. Investor Relations Monthly Report (N° 09/2002), dated September 30, 2002 (English translation attached hereto as Exhibit 15.

16. Investor Relations Monthly Report (N° 10/2002), dated October 31, 2002 (English translation attached hereto as Exhibit 16.

17. ITR – Quarterly Information (for the nine-month period ended September 30, 2002), dated November 19, 2002 (English translation attached hereto as Exhibit 17).

18. Investor Relations Monthly Report (Nº 11/2002), dated November 29, 2002 (English translation attached hereto as Exhibit 18).

19. Investor Relations Monthly Report (Nº 12/2002), dated December 30, 2002 (English translation attached hereto as Exhibit 19).

20. Relevant Fact, dated January 27, 2003, informing the public about the convening of an Extraordinary General Assembly to discuss an amendment to the Company By-laws (English translation attached hereto as Exhibit 20).

File No. 82-5147

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2001 Corporate
Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

1

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 11/10/2001

Person in charge: Carlos Aurélio Martins Pimentel

Area Code and Telephone Number: 032 3429-6226

Quantity of diskettes produced: 1

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE		
3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS			2 - LOCALITY OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - CEP	4 - MUNICIPALITY			5 - UF (Federal Unit-State)
36770-901	Cataguases			MG
6 - DDD	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
32	3429-6000	3429-6282	3429-6226	
11 - DDD	12 - Fax:	13 - Fax:	14 - FAX	
32	3421-4240	3422-1701	-	
15 - E-MAIL				
stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME				
Maurício Perez Botelho				
2 - COMPLETE ADDRESS			3 - Locality or District	
Praça Rui Barbosa, 80			Centro	
4 - CEP	5 - MUNICIPALITY			6 - UF
36770-901	Cataguases			MG
7 - DDD	8 - Telephone	9 - Telephone	10 - Telephone	11 - Telex
32	3429-6000	3429-6282	3429-6337	
12 - DDD	13 - Fax	14 - Fax	15 - Fax	
32	3421-1702	3421-4240	-	
16 - E-mail				
mbotelho@cataguazes.com.br				

01.04 - ITR´S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2001	12/31/2001	3	07/01/2001	09/30/2001	2	04/01/2001	06/30/2001

9-NAME / CORPORATE NAME OF AUDITOR	10- CVM CODE
Arthur Andersen S/C	00283-6
11-NAME OF THE RESPONSIBLE TECHNICIAN	12-CPF OF RESPONSIBLE TECHNICIAN
Mauro Moreira	510.931.467-53

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 09/30/2001	2 06/30/2001	3 09/30/2000
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	2,287,259
6 - Total	2,624,829	2,624,829	2,303,814

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report With Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
11/10/2001	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-09/30/2001	4-06/30/2001
1	Total assets	948,041	885,934
1.01	Current assets	69,772	53,318
1.01.01	Cash on hand	1,881	9,044
1.01.01.01	Cash and banks	1,712	2,099
1.01.01.02	Marketable securities	169	6,945
1.01.02	Credits	57,807	34,503
1.01.02.01	Account receivable from Clients/Consumers	57,807	34,503
1.01.03	Stocks / Inventories	935	864
1.01.03.01	Inventory	935	864
1.01.04	Others	9,149	8,907
1.01.04.01	Receivable securities	974	773
1.01.04.02	Recoverable taxes	7,354	7,034
1.01.04.03	Others	821	1,100
1.02	Long term assets	171,258	136,259
1.02.01	Miscellaneous credits	0	0
1.02.02	Credits from related entities	105,546	75,050
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	105,546	75,050
1.02.02.03	Other related entities	0	0
1.02.03	Others	65,712	61,209
1.02.03.01	Judicial deposits	31,513	28,392
1.02.03.02	Tax credits	26,108	25,470
1.02.03.03	Program Emergency - Cost to reimburse	723	121
1.02.03.04	Others	7,368	7,226
1.03	Permanent assets	707,011	696,357
1.03.01	Investments	463,105	457,948
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries	452,192	447,019
1.03.01.02.01	Energisa S/A	378,978	373,939
1.03.01.02.02	Multipar S/A	458	505
1.03.01.02.03	Multiagro Ltda.	1,001	1,115
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	19,655	19,368
1.03.01.02.05	Goodwill premium at CENF's investment	36,780	37,154
1.03.01.02.06	Teleserv S/A	850	1,063
1.03.01.02.07	Telecabo S.A.	245	246
1.03.01.02.08	MCL Cabo S/A	61	63
1.03.01.02.09	Cat-Leo Energia S/A	14,164	13,566
1.03.01.03.	Other Investments	934	950
1.03.01.03.01	Other Investments by cost	934	950
1.03.02	Fixed assets	243,001	237,649
1.03.02.01	Hydraulic energy generation	63,288	63,116
1.03.02.02	Transmission system relating to generation	11,324	11,324
1.03.02.03	Distribution lines, nets, substations	191,285	189,390
1.03.02.04	Sales	19,537	19,325
1.03.02.05	Fixed assets in progress	27,854	23,026
1.03.02.06	Management	21,246	19,812
1.03.02.07	Accumulated depreciation	(91,533)	(88,344)
1.03.03	Deferred	905	760
1.03.03.01	Costs of Software acquisition	955	803
1.03.03.02	(-) Accumulated Amortization	(50)	(43)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-09/30/2001	4-06/30/2001
2	Total liabilities	948,041	885,934
2.01	Current liabilities	126,076	76,435
2.01.01	Loans and financing	73,373	24,721
2.01.02	Debentures	19,731	19,110
2.01.03	Suppliers	21,334	22,023
2.01.04	Taxes, fees and contributions	4,740	4,240
2.01.04.01	VAT (*ICMS*) payable	3,504	3,663
2.01.04.02	Taxes and social charges payable	471	469
2.01.04.03	Income tax withheld at the source	75	0
2.01.04.04	Social contribution (PIS/COFINS) payable	96	0
2.01.04.05	ICMS	543	0
2.01.04.06	Other	51	108
2.01.05	Dividends payable	0	0
2.01.06	Provisions	2,659	2,086
2.01.06.01	Vacation and salaries	2,659	2,086
2.01.07	Debt owed to affiliates	0	0
2.01.08	Others	4,239	4,255
2.01.08.01	Salaries payable	11	44
2.01.08.02	Participation payable	0	0
2.01.08.03	Consumer charges payable	1,500	1,672
2.01.08.04	Interest on own capital payable	897	907
2.01.08.05	Others	1831	1,632
2.02	Long term liability	416,764	409,492
2.02.01	Loans and financing	53,939	44,508
2.02.02	Debentures	143,301	146,949
2.02.03	Provisions	0	0
2.02.04	Debt owed to affiliates	117,744	108,150
2.02.05	Others	101,780	109,885
2.02.05.01	Special obligations	63,440	62,067
2.02.05.02	Provisions for contingencies	33,344	31,104
2.02.05.03	Other	4,996	16,714
2.03	Results of future periods	0	0
2.05	Net equity	405,201	400,007
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common Stock	127,909	127,909
2.05.01.02	Preferred Stock A	205,760	205,760
2.05.01.03	Preferred Stock B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary Correction of capital	9,837	9,837
2.02.02.02	Subscription premium of shares	6,057	6,057
2.05.02.03	Special Monetary Correction	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserves	9,927	9,927
2.05.02.06	Treasury Shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserve	36,985	36,985
2.05.04.01	Legal reserve	8,703	8,703
2.05.04.02	Statutory reserve	28,282	28,282
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Reserve for future profits	0	0
2.05.04.05	Retained profits	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserve	0	0
2.05.05	Accumulated earnings/losses	2,744	(2,450)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.01	Gross revenue from sales/services	62,871	166,423	46,963	126,760
3.02	Deductions from gross revenue	(10,735)	(35,216)	(11,430)	(31,955)
3.02.01	Invoiced VAT (ICMS)	(7,405)	(26,060)	(8,776)	(24,513)
3.02.02	Social contributions (PIS/COFINS/ISS)	(2,427)	(6,428)	(1,715)	(4,627)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(903)	(2,728)	(939)	(2,815)
3.03	Net revenue from sales/services	52,136	131,207	35,533	94,805
3.04	Cost of goods/services sold	(36,316)	(105,701)	(29,599)	(78,409)
3.04.01	Personnel	(5,095)	(15,237)	(5,251)	(14,351)
3.04.02	Material	(1,276)	(2,857)	(786)	(2,289)
3.04.03	Services rendered by third parties	(2,106)	(6,826)	(2,029)	(5,555)
3.04.04	Electric Energy purchased for resale	(18,294)	(55,365)	(14,419)	(34,779)
3.04.05	Royalties on hydro resources	(25)	(144)	(21)	(115)
3.04.06	Electric Power Transportation Charge	(2,386)	(4,795)	(1,469)	(4,032)
3.04.07	Depreciation / Amortization	(3,241)	(9,609)	(2,855)	(8,430)
3.04.08	Fuel quota equalization - CCC	(2,336)	(6,471)	(1,892)	(5,155)
3.04.09	Provision for contingencies	(336)	(334)	0	0
3.04.10	Other expenses	(1,221)	(4,063)	(877)	(3,703)
3.05	Earnings before interest and taxes (EBIT)	15,820	25,506	5,934	16,396
3.06	Other operating expenses / revenue	(10,989)	(27,319)	(8,154)	(39,981)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(16,136)	(35,225)	(8,127)	(40,690)
3.06.03.01	Financial revenue	2,518	3,892	1,374	4,071
3.06.03.01.01	Financial earnings	117	160	242	673
3.06.03.01.02	Late charges revenues	641	1,972	763	1,556
3.06.03.01.03	Other	1,760	1,760	369	1,842
3.06.03.02	Financial expenses	(18,654)	(39,117)	(9,501)	(44,761)
3.06.03.02.01	Debt charges	(12,344)	(30,746)	(7,386)	(23,242)
3.06.03.02.02	(-) Transferred for construction in progress	96	328	212	233
3.06.03.02.03	Interest on capital	0	0	0	(14,489)
3.06.03.02.04	Other	(6,406)	(8,699)	(2,327)	(7,263)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	(369)	(1,107)	(362)	(1,523)
3.06.05.01	Goodwill amortization	(369)	(1,107)	(362)	(1,523)
3.06.06	Equity adjustment result	5,516	9,013	335	2,232
3.06.06.01	Equity adjustment	5,516	9,013	335	2,232
3.07	Operating income	4,831	(1,813)	(2,220)	(23,585)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.08	Non operating income	367	2,111	1,051	80,428
3.08.01	Revenue	487	2,438	1,071	256,309
3.08.02	Expenses	(120)	(327)	(20)	(175,881)
3.09	Earnings before tax / profit-sharing; minority participation	5,198	298	(1,169)	56,843
3.10	Provision for income tax and social contribution	0	0	544	(12,529)
3.10.01	Social Contribution	0	0	210	(3,972)
3.10.02	Income tax	0	0	334	(8,557)
3.11	Deferred income tax	(4)	2,446	0	0
3.11.01	Social Contribution	(15)	573	0	0
3.11.02	Income tax	11	1,873	0	0
3.12	Profit sharing; minority shareholders/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interests on capital	0	0	0	14,489
3.15	Net income	5,194	2,744	(625)	58,803
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	124,572,399	124,572,399	124,893,414	124,893,414
	EARNINGS PER SHARE	0.00004	0.00002		0.00047
	LOSS PER SHARE			0.00001	

04.01 - EXPLANATORY NOTES

1. Operations

Companhia Força e Luz Cataguazes-Leopoldina ("CFLCL") is an electric power concessionaire. Its area of concession comprises 200 locations, including 66 municipalities in the State of Minas Gerais and one in the State of Rio de Janeiro, and approximately 276.4 thousand consumers (number unaudited by independent auditors).

The Company is also the parent company of Energisa S/A (parent company of Empresa Energética de Sergipe S/A - Energipe, Companhia Energética da Borborema - CELB and Sociedade Anônima de Eletrificação da Paraíba - SAELPA); of Companhia de Eletricidade de Nova Friburgo - CENF (electric energy concessionaires); of Cat-Leo Energia S.A. (independent energy producer); of Multipar S/A Planejamento e Corretagem de Seguros (insurance and brokerage services); of Multiagro Agropecuária, Comércio e Indústria Ltda. (agro-industrial); Teleserv S/A, Telecabo S/A and MCL Cabo S/A (telecommunications).

As of September 30, 2001, the Company had a negative net working capital of R$56,304 (R$223,795 consolidated). This imbalance results mainly from the acquisition of the share control in Sociedade Anônima de Eletrificação da Paraíba - SAELPA - on November 30, 2000. To meet this commitment, the Company's management has entered into a long-term agreement with BNDES in the amount of R$181,000, equivalent to 50% of SAELPA's acquisition value, of which, R$55,000 will be released in December 2001. Additionally, shareholder Alliant Energy Holdings do Brasil Ltda. signed a Participation Contract with Empresa Energética de Sergipe - Energipe, which foresees inflows of capital in PBPART SE 1 S/A, indirect parent company of SAELPA, equivalent to up to US$110 million to be effected in several phases up to January 2002, R$118,000 of which were capitalized on January 31, 2001.

2. Financial Statement Presentation

The accompanying financial statements were prepared in accordance with the accounting practices set forth by the Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM - and specific legislation applicable to concessionaires of Electric Energy Public Services, established by the Brazilian Electric Energy Agency - ANEEL. For preparation of the Quarterly Information (ITR), the Company adopted principles consistent with those of the financial statements of the year ended December 31, 2000, published on March 28, 2001 in the official press.

04.01 - EXPLANATORY NOTES

3. Principal Accounting Practices

a. Open market applications are represented by short-term fund investments and bank deposit certificates, which are stated according to their value updated to the balance sheet date.

b. The allowance for doubtful accounts is considered sufficient to cover eventual losses in the realization of receivables.

c. Inventories are stated at the average acquisition cost, which does not exceed market value.

d. Investments in subsidiaries are accounted for under the equity method of accounting, based on the shareholders' equity of such companies as of September 30, 2001. The remaining investments are accounted for at cost, monetarily restated to December 31, 1995.

Premium paid in the acquisition of share participation in the subsidiaries CENF, CELB, Energipe and SAELPA is amortized over the period of the electric energy distribution concession, based on projections of the income of such concessionaires, i.e., CENF over 20 years starting July 1997, CELB over 30 years starting January 2000, Energipe over 30 years starting December 1997 and Saelpa over 30 years starting December 2000. As of September 30, 2001, the balances to be amortized are: CENF, R$36,780, CELB R$83,203, Energipe R$8,200 and Saelpa R$308,432.

e. Fixed assets are stated at cost, monetarily restated to December 31, 1995. The additions, as from that date, are accounted for at cost. Depreciation is calculated according to the straight-line method, based on the estimated useful life of the assets, and is charged to income for the period or cost of construction in progress.

The premium related to the subsidiary Energipe is recorded in the consolidated fixed assets and amortized over the period of the electric energy distribution concession, based on the income projections of Energipe for the next 30 years starting April 1998. As of September 30, 2001, the balance to be amortized related to this premium is R$ 504,068.

f. Deferred assets are stated at cost of acquisition of software for maintenance of the corporate system. Amortization is accounted for over five years, in accordance with the Concession Granting Authority.

g. Loans and financing are updated at the contractual rates in effect on September 30, 2001.

h. Income tax was calculated at the rate of 15% on the taxable income, plus an additional of 10% established by current legislation. The social contribution was calculated at the rate of 9%. Tax credits from deferred income tax and social contribution were computed in accordance with CVM Deliberation no. 273/97, at the rates of 25% and 8%, respectively, which are expected to be in effect upon realization of these credits.

i. A provision was set up for contingent liabilities at amounts considered sufficient by management and legal advisors to cover unfavorable outcomes.

04.01 - EXPLANATORY NOTES

j. Revenues and expenses are recognized in current results under the accrual basis of accounting.

k. Other assets and liabilities are stated at values known or determinable, plus, when applicable, the related income earned/charges incurred to the balance sheet date.

4. Consolidated Financial Statements

The consolidated financial statements include the financial statements of Companhia Força e Luz Cataguazes-Leopoldina and of its subsidiaries as follows:

	Share Participation	
	09/30/2001	06/30/2001
Subsidiaries:		
Energisa S.A. (*)	50.07	50.07
Cia. de Eletricidade de Nova Friburgo	59.47	59.41
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.	99.10	99.10
Telecabo S.A.	97.59	97.59
MCL Cabo S.A.	95.54	95.54
Cat-Leo Energia S.A.	99.99	99.99

(*) Parent company of Energipe (99.61% of voting capital and 99.63% of total capital).

Energipe is the indirect parent company of Companhia Energética da Borborema - CELB (99.13% of voting capital and 88.84% of total capital) and of Pbpart SE 1 S/A, which controls Pbpart SE 2 Ltda. The latter holds 87.81% of the voting capital and 82.81% of the total capital of Sociedade Anônima de Eletrificação da Paraíba - SAELPA.

The consolidated financial statements were prepared based on the financial statements of the subsidiaries as of September 30, 2001, in accordance with the technical consolidation criteria foreseen in CVM Instruction no. 247/96.

Following is the reconciliation between the income for the period and the shareholders' equity of the parent company and consolidated:

	09/30/2001		09/30/2000	06/30/2001
	Income for the period	Share-holders' equity	Income for the period	Share-holders' equity
Parent Company	2,744	405,201	58,802	400,007
Unrealized profit in transactions with subsidiaries / related parties	(2,313)	(42,386)	(40,606)	(41,508)
Consolidated	431	362,815	18,196	358,499

04.01 - EXPLANATORY NOTES

5 Accounts Receivable from Clients and Consumers

Classes	Parent Company	Consolidated
Residential	4,772	52,624
Commercial	2,151	23,313
Industrial	4,608	35,263
Rural	1,159	12,886
Public Sector	3,312	67,486
	16,002	191,572
Unbilled	3,344	20,261
MAE supply	39,504	153,898
Other supply	488	5,873
(-) Allowance for doubtful accounts	(1,530)	(99,711)
Total	57,808	271,893

Of the total accounts receivable from consumers of R$16,002 (R$191,572 consolidated), R$3,699 (R$108,283 consolidated) are overdue more than 180 days, of which R$2,031 (R$47,887 consolidated) refer to the Public Sector.

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa, recorded, as accounts receivable, the amounts related to energy surplus made available to the Wholesale Energy Market (MAE). MAE has already accounted for the amounts related to the period from September 2000 to April 2001. The amounts related to the period from May to September 2001 are recorded based on internal estimates, due to the fact that MAE did not make available relevant information.

Below is a summary of these surplus amounts:

Period	Criterion	Parent Company	Consolidated
Sep/00 to April/01	Energy accounted for based on the difference between the demand requested and the quantity distributed, stated based on the MAE tariff for the period.	3,505	20,015
May/01 to Sep/ 01	Energy estimated based on the difference between the demand requested and the quantity distributed, stated based on the MAE tariff for the period.	35,999	133,883
		39,504	153,898

04.01 - EXPLANATORY NOTES

The supply contracts, as well as the commercialization of contractual surpluses, are being discussed by the several agents, including the participation of the Federal Government. These negotiations may result in significant changes to the amounts accounted for so far by the Companies.

6 Renegotiated Credits

In July 2000, the subsidiary Sociedade Anônima de Eletrificação da Paraíba - Saelpa - signed with the Government of Paraíba and with Companhia de Água e Esgoto da Paraíba - Cagepa - private instruments for consolidation of debts, related to electric energy account debits. As of September 30, the balance of these credits, which is updated by the monthly IGP - DI variation, amounts to R$74,613. Such receivable will be paid in 23 installments of R$3,244 starting October 2001.

7 Investments

	Parent Company		Consolidated	
	09/30/2001	06/30/2001	09/30/2001	06/30/2001
Investments in subsidiaries	415,412	409,865	-	-
Premium from acquisition of investments	36,780	37,154	436,615	418,496
Investments stated at cost	10,913	10,929	10,206	10,107
	463,105	457,948	446,821	428,603

Following is a table containing information on investments in subsidiaries:

	Energisa S.A.	Cia. de Eletricidade de Nova Friburgo	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S.A.	09/30/2001
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	
Number of shares and quotas held (thousand):									
Common	18,991	57,509	3,531	-	38	9	14	13,150	
Preferred	-	-	1	-	75	20	2	-	
Quotas	-	-	-	3,700	-	-	-	-	
Participation (%)	50.07	59.47	99.96	66.67	99.10	97.59	95.54	99.99	
Income/loss for the period	15,902	1,774	(465)	(367)	(221)	(13)	(6)	956	
Shareholders' equity	756,897	33,050	458	1,502	857	251	64	14,164	
Equity adjustment	7,961	1,043	(465)	(244)	(219)	(13)	(6)	956	9,013
Investments	378,978	19,655	458	1,001	850	245	61	14,164	415,412

04.01 - EXPLANATORY NOTES

8 Transactions with Related Parties

	Energisa S.A.	Cia. de Eletricidade de Nova Friburgo	Multipar S.A.	Multiagro Ltda.	Empresa Energética De Sergipe S.A.	Teleserv S.A.	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S.A.	Saelpa	Celb	PBPart Ltda. and Pbpart SE 1 and SE 2	09/30/2001
Advance and loans (payable) receivable	3,997	(3,393)	72	693	(37,113)	8,575	1,095	401	90,404	(2,554)	47	(74,404)	(12,180)
Services provided	-	4,379	-	-	432	-	-	-	180	203	404	-	5,598
Electric energy supplied (acquired)	-	-	-	-	-	-	-	-	(1,291)	(7,833)	(209)	-	(9,333)
Financial revenues (expenses)	-	(225)	-	-	(3,868)	-	-	-	-	78	(39)	(7,583)	(11,637)
Software sales	-	-	-	-	-	-	-	-	-	1,500	-	-	1,500

Loan balances are remunerated at 90% of CDI, according to the credit opening contract entered into in January 1999, maturing December 2001.

The services (related to the administrative and support areas and acquisition of software for the integrated system for resources planning and management) were provided under usual market conditions.

Transactions are supported by contracts, which were submitted to ANEEL's acknowledgement and approval and were entered into under usual market conditions.

04.01 - EXPLANATORY NOTES

9 Loans and Financing

	Parent Company		Consolidated	
	09/30/2001	06/30/2001	09/30/2001	06/30/2001
In local currency, interest of up to 6% p.a. (average rate of 5.3% p.a.) and monetary updating based on the long-term interest rate (TJLP) variation (Banese, Finep, Finame and BNDES)	46,794	35,366	183,862	305,093
In local currency, interest of up to 7% p.a. and Finel variation (Eletrobrás)	-	11,306	-	33,851
In local currency, interest of up to 4% p.a. and monetary updating based on the TJLP (BNDES)	-	-	187,769	53,977
In local currency, interest of up to 8% p.a. and monetary updating based on the Finel, RGR and IGPM variation (Eletrobrás)	11,407	-	32,236	-
In local currency, interest of 3% p.a. and monetary updating based on the IGP-M variation (Paraíba State)	-	-	120,851	115,845
In local currency, interest of up to 10% p.a. and monetary updating based on the IGP-DI variation (Inergus)	-	-	13,198	12,841
In local currency equivalent to US$3.00 million, Libor interest of 4.6%p.a. plus over Libor of 1.25% p.a., with SWAP contract equivalent to CDI plus 1.9% p a. (Banco Brascan)	-	4,105	7,355	11,115
In local currency, interest of up to 10% p.a. above CDI variation (Banco Bradesco)	3,976	-	15,017	-
In local currency, interest of 1% p.m. and monetary updating based on the IGP-DI variation (Funasa)	-	-	6,641	6,753
In local currency, interest of up to 1.48% p.a. above CDI (Banco Mercantil, Banco Rural, Unibanco, ABN Amro Real, BNL SHAHIN, ABC Brasil, Banco Itaú, HSBC, BBA, CREDTANSTALT)	49,222	18,452	172,264	108,883
In local currency, remunerating interest equivalent to the CDI rate (Itacatu, Alliant and The Latin America Energy)	15,247	-	15,247	-
In local currency, interest of 4.5% p.a., and monetary updating based on the TJLP variation (UNIBANCO, BNL, FINAME)	198	-	20,602	-
In local currency, interest of 2.0% p.a., and monetary updating based on the CDI variation (HSBC, COMPROR)	468	-	4,785	-
Total local currency	127,312	69,229	779,827	648,358
In foreign currency (US$), interest of 12.27% p.a. plus exchange variation (Unibanco and Banco Real)	-	-	13,356	12,148
Total	127,312	69,229	793,183	660,506
Short-term portion	73,373	24,721	414,484	315,101
Long-term portion	53,939	44,508	378,699	345,405

04.01 - EXPLANATORY NOTES

Maturities of long-term financing are as follows:

	Parent Company		Consolidated	
	09/30/2001	06/30/2001	09/30/2001	06/30/2001
2002	2,368	471	45,453	45,900
2003	9,264	9,941	111,732	102,111
2004	9,442	7,183	110,233	95,893
2005	9,664	7,520	67,417	62,654
2006	9,306	7,199	18,456	15,901
2006 on	13,895	12,194	25,408	22,946
	53,939	44,508	378,699	345,405

10 Debentures

Main characteristics of debentures:

Order number	1st issue	2nd issue	3rd issue		4th issue	
Series	**Single**	**Single**	**1st series**	**2nd series**	**1st series**	**2nd series**
Issue type	Public	Public	Public	Public	Public	Public
Issue date	07/01/1990	07/01/1997	08/01/1997	08/01/1997	12/08/1997	12/08/1997
Maturity	07/01/2000	12/01/2001	02/01/2005	02/01/2006	12/08/2007	12/08/2007
Guarantee	Fluctuating	Fluctuating	Fluctuating	Fluctuating	Real	Real
Earnings	TR + 12%	ANBID + 1%	TJLP +4%	TJLP +4%	TJLP + 5.5%	TJLP + 2.5%
Number of debentures	30,000	3,500	3,000	2,500	663,609	1,067,696
Amount on issue date	-	35,000	30,000	25,000	33,180	53,385
Debentures	-	2,472	3,000	2,500	663,609	1,067,696
Treasury stock	30.000	1.028	-	-	-	-
Amortization	-	48 monthly installments of 2% from 01/01/98 to 08/01/98 and 2.1% from	14 semiannual installments	14 semiannual installments	5 annual installments, each representing 20% of the nominal value on the issue date, plus the capitalized portion of TJLP and interest, the 1st	
Type	Nonconvertible into shares		Nonconvertible into shares, together with bonus or subscription		Convertible into shares	
Balances as of 09/30/2001	-	1,175	24,654	24,300	43,879	69,027
. Short-term portion	-	1,175	6,091	4,234	3,758	4,476
. Long-term portion	-	-	18,563	20,066	40,121	64,551

04.01 - EXPLANATORY NOTES

11 Tax Rescheduling

In 2000, the subsidiaries Companhia de Eletricidade de Nova Friburgo - CENF - and Sociedade Anônima de Eletrificação da Paraíba - Saelpa - joined the Tax Recovery Program (REFIS). Saelpa and the subsidiary Companhia Energética da Borborema - CELB - also rescheduled their ICMS tax debts with the Paraíba State Government. As of September 30, the balance of these debts totaled R$128,809, whose payment is scheduled as follows:

Year	CENF	Saelpa	CELB	Total
2001 (3 months)	125	14,734	225	15,084
2002	499	58,934	826	60,259
2003	499	41,926	-	42,425
2004	499	4,537	-	5,036
2005	499	4,764	-	5,263
2005 on	742	-	-	742
Total	**2,863**	**124,895**	**1,051**	**128,809**
Short-term portion	499	57,456	901	58,856
Long-term portion	2,364	67,439	150	69,953

12 Obligations Related to the Concession

	Parent Company		Consolidated	
	09/30/2001	06/30/2001	09/30/2001	06/30/2001
Consumers contributions	62,031	60,659	102,336	100,495
Reversion reserve	1,409	1,409	1,723	1,723
	63,440	62,068	104,059	102,218

Consumers contributions represent participation of third parties in construction work for supply of electric energy in areas that are not included in the projects for expansion of electric energy concessionaires.

The reversion reserve, set up on December 31, 1971, represents the amount of funds from the reversion fund, which were used in the expansion projects of the parent company and the indirect subsidiary Energipe, plus interest of 5% p.a. on the balance.

04.01 - EXPLANATORY NOTES

These accounts, as well as the corresponding assets, should not be included for determining the financial and economic indicators, as they are not actual debts.

13 Capital - Parent Company

The Parent Company's capital, subscribed and paid-in, is represented by 48,662,898,398 common shares, 78,280,837,239 class "A" preferred shares and 253,492,770 class "B" preferred shares, with no par value. Class "A" preferred shares do not have voting rights and have priority for reimbursement of capital in case of the Company's liquidation and for distribution of minimum noncumulative dividends of 10% p.a. Class "B" preferred shares do not have voting rights and have priority in the distribution of fixed noncumulative dividends of 6% p.a.

The Company's bylaws provide for the distribution of minimum mandatory dividends of 25% on the adjusted net income for the year.

The Administration Council, at the meeting held on May 25, 2000, authorized the acquisition, for treasury and later sale, of up to 200,000,000 common shares, 2,700,000,000 class "A" preferred shares and 25,000,000 class "B" preferred shares issued by the Company. By September 30, 2001, 16,554,955 common shares and 2,608,274,448 class "A" preferred shares had been acquired and were recorded under the caption Treasury Stock, classified under shareholders' equity in the amount of R$5,245.

14 Statutory Reserve

This reserve represents the amount of income remaining after other reserves were set up and dividends were distributed. It is intended for expansion and renewal of installations and investments, limited to 80% of the capital.

04.01 - EXPLANATORY NOTES

15 Electric Energy Supply

a. Parent Company

	Number of consumers		MWh		R$	
	Unaudited by independent auditors		Unaudited by independent auditors			
	09/30/2001	09/30/2000	09/30/2001	09/30/2000	09/30/2001	09/30/2000
Residential	210,164	201,032	228,333	254,490	55,922	55,800
Industrial	2,960	3,409	222,200	225,939	28,600	25,156
Commercial	26,128	25,038	100,045	103,491	18,798	18,079
Rural	33,747	29,115	76,303	80,736	10,244	9,493
Public sector:						
Federal	40	26	236	315	158	49
State	369	354	4,681	4,893	825	726
Municipal	2,269	2,146	9,609	10,606	1,850	1,605
Public lighting	196	195	37,341	39,799	4,417	3,384
Public service	396	452	22,040	21,871	2,843	2,259
Own consumption	144	137	1,489	1,810	-	-
Subtotal	276,413	261,904	702,277	743,950	123,657	116,551
ICMS	-	-	-	-	(26,060)	(24,513)
Unbilled supply (net)	-	-	(1,650)	(730)	289	200
Suppl./sale of electric energy	-	-	44,074	24,804	34,350	2,001
Other billed services	-	-	-	-	8,127	8,008
Total	276,413	261,904	744,701	768,024	140,363	102,247

04.01 - EXPLANATORY NOTES

b. Consolidated

	Number of consumers		MWh		R$	
	Unaudited by independent auditors		Unaudited by independent auditors			
	09/30/2001	09/30/2000	09/30/2001	09/30/2000	09/30/2001	09/30/2000
Residential	1,390,972	703,991	1,227,863	803,859	249,373	155,935
Industrial	11,669	7,547	1,456,805	1,041,292	137,543	81,392
Commercial	125,260	67,515	589,188	392,101	105,296	63,579
Rural	67,824	45,531	195,870	142,980	20,988	14,792
Public sector:						
Federal	563	343	34,338	18,082	8,489	2,550
State	5,825	634	53,348	31,886	9,478	4,671
Municipal	10,203	6,361	53,146	25,293	7,231	3,718
Public lighting	1,349	798	209,735	132,291	21,267	11,571
Public service	1,392	869	215,978	116,356	19,896	9,056
Own consumption	361	202	4,648	3,568	-	-
Subtotal	1,615,418	833,791	4,040,919	2,707,708	579,561	347,264
ICMS	-	-	-	-	(106,610)	(61,830)
Suppl./sale of electric energy	6	7	371,390	163,575	131,055	10,889
Unbilled supply (net)	-	-	(110,386)	1,663	(7,070)	2,194
Other billed services	-	-	-	-	8,019	6,585
Total	1,615,424	833,798	4,301,923	2,872,946	604,955	305,102

(*) As of 09/30/2001, includes sum of the consumers of CFLCL, Energipe, CELB, Saelpa and CENF.
(**) As of 09/30/2000, includes only CFLCL, CENF, Energipe and CELB, as SAELPA was acquired in November 2000.

16 Insurance

The amounts insured are determined and placed on technical bases and are considered sufficient to cover eventual losses from damages to permanent assets and inventories.

17 Financial Instruments (CVM Instruction no. 235/95)

The Company and its indirect subsidiary Energipe have entered into a loan contract with Banco Brascan in the amount of 1.7 million and 3 millions of U.S. dollars with Libor rates of 3.94% and 4.06% p.a., plus over Libor of 1.25% p.a., respectively.

Additionally, swap contracts were signed limiting the financial charges of these contracts to the CDI variation, plus 2.30% p.a. for the Company and 1.9% p.a. for the indirect subsidiary Energipe.

The difference between the two types generated a reduction in financial expense for the nine-month period ended September 30, 2001, in the range of R$128 (R$947 consolidated).

Other financial instruments, assets and liabilities, are recorded in balance sheet

04.01 - EXPLANATORY NOTES

accounts at values compatible with those used on the market.

18 Supplementary Retirement and Pension Plan

Starting January 1997, the Company implemented the Cat-Leo Supplementary Retirement Fund, a defined contribution plan, which receives contributions from the Company and its employees. In the nine-month period ended September 30, 2001, the Company contributed with R$171 thousand (R$287 in the same period of 2000), equivalent to 2.1% of its employees' payroll.

The indirect subsidiary Energipe sponsors the Energipe Institute of Social Security - Inergus, whose main objective is to provide social security supplementary benefits to its employees. Inergus uses the Defined Benefit Plan and the Capitalization Financial Regime for calculating and accumulating the funds required for its social security plan. The supplementary retirement and pension plan is evaluated by actuaries at the end of each year, to check whether the contribution rates are sufficient to build up the reserves required and to meet current and future payment commitments.

Energipe makes a monthly contribution of 7.53% on its employees' payroll, and the expense for the nine-month period ended September 30, 2001, related to this contribution aggregated R$921 thousand (R$866 in the same period of 2000).

As established in CVM Resolution no. 371 of September 13, 2000, on December 31, 2000 the subsidiary Energipe set up a provision to cover the above-mentioned actuarial deficit of Inergus. The amount of R$12,647, related to the provision, and the corresponding tax effects of R$4,173 were recorded directly in Shareholders' Equity, and did not impact the income for the year ended December 31, 2000, of the subsidiary. The same procedure was followed by Energisa S.A. and by the Company, which recorded the amounts of R$8,445 and R$4,228, respectively, representing their participation in the provision mentioned above.

The indirect subsidiary Companhia Energética da Borborema - CELB - sponsors a supplementary retirement plan, managed by BB Previdência, whose main purpose is to provide to its employees supplementary benefits or benefits similar to those granted by the official social security.

The Defined Benefit Plan and the Capitalization Financial Regime are used for calculating and accumulating the funds required by the social security plan.

CELB contributes on a monthly basis with 3.4% of its employees' payroll, and the expense for the nine-month period ended September 30, 2001, related to this contribution amounted to R$119 thousand (R$126 in the same period of 2000).

04.01 - EXPLANATORY NOTES

As of December 31, 2000, the plan showed a technical surplus of R$1,126, according to the actuaries' report included in the Statement of Actuarial Evaluation Results of the Benefit Plan.

The indirect subsidiary Sociedade Anônima de Eletrificação da Paraíba - Saelpa - sponsors the Saelpa Foundation for Social Security - Funasa, a private pension closed entity, which also adopts the Defined Benefit Plan and the Capitalization Financial Regime for calculating and accumulating the funds required for its social security plan.

Saelpa contributes on a monthly basis with 13.8% of its employees' payroll, and the expense for the nine-month period ended September 30, 2001, related to this contribution amounted to R$1,831 thousand (R$1,471 in the same period of 2000).

As established by CVM Resolution no. 371 of September 13, 2000, on December 31, 2000 Saelpa set up a provision to cover the actuarial deficit of Funasa of R$33,489 determined by independent actuaries as of December 31, 2000. Of this amount, R$31,102 were recorded by Funasa as Reserves to be Amortized, under Technical Reserves on the balance sheet, for account of the additional contribution to be made by the sponsor of 13.8% on the participants' payroll. The total deficit of R$33,489, and the related tax effects of R$11,051, were recorded directly in Shareholders' Equity, and did not impact the income for the year ended December 31, 2000, of this subsidiary.

19 Emergency Program for Reduction in Electric Energy Consumption

The Federal Government through Provisional Measure no. 2,148 of 05/22/2001, created and installed the Energy Crisis Management Committee (GCE), and the latter through GCE Resolution no. 4 of 05/22/2001, established special regimes for taxation, limits of use and supply of electric energy, as well as measures for reduction in consumption.

The Granting Authority through Resolution no. 299 of July 27, 2001, created specific accounting procedures for recording and controlling amounts related to the Emergency Program for Reduction in Electric Energy Consumption.

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa recorded in September the following amounts related to costs to be reimbursed, surtax, and bonus:

	Parent Company	Consolidated
Rationing costs	723	2,837
Surtax	02 (1,771)	(11,420)
Bonus	2,319	12,404
Total to reimburse	1,271	3,821

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The report below reflects the main facts and events of the first nine months of 2001:

R$5,194 thousand net income in third quarter reverses results

Contrasting with the results for the first six months of 2001, Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) recorded in the third quarter a net income of R$5,194 thousand (R$4,209 thousand consolidated). With this performance, CFLCL accumulates in nine months a net income of R$2,744 thousand (R$431 thousand consolidated), i.e., R$0.02 per thousand shares of the Company's capital.

Below is a summary of the net income evolution for the nine-month period:

	Parent Company		Consolidated	
Description	**2001**	**2000**	**2001**	**2000**
Net income (loss) - R$ thousand				
1st quarter	(3,937)	57,902	(5,389)	18,207
2nd quarter	1,487	1,525	1,611	1,537
3rd quarter	5,194	(625)	4,209	(1,548)
Accumulated in 9 months	**2,744**	**58,802**	**431**	**18,196**

The increase in the profitability margins in the two last quarters, greatly influenced by electric energy sales on the Wholesale Energy Market (MAE), was the main reason for such performance, thus minimizing the loss in billing resulting from the electric energy rationing. A volume of 71 GWh (R$37,259 thousand) was sold on this market and 130 GWh (R$84,959 thousand) in the second and third quarters, respectively, out of a total of 219 GWh (R$123,856 thousand) accumulated in nine months, arising from electric energy surplus. The amounts accounted for in the quarters reflect the Company's understanding on the application of Attachment V of the initial contracts. Among the five electric energy distributors, Saelpa stands out as regards supply revenues:

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Revenues from Electric Energy Supply in 9 months

(In R$ thousand, except total GWh sold)

Company	Existing contracts	MAE	Total	Total GWh sold
Saelpa	11,961	45,968	57,929	280
Energipe	5,898	29,447	35,345	167
CFLCL	-	34,350	34,350	44
CELB	3,154	12,176	15,330	69
CENF	319	1,915	2,234	8
Cat-Leo Energia	1,291	-	1,291	17
Subtotal	**22,623**	**123,856**	**146,479**	**585**
(-) Intercompany sales	15,424	-	15,424	214
Total	**7,199**	**123,856**	**131,055**	**371**

On the other hand, the revenues from electric energy supply on the Retail markets of the distributors of the Cataguazes-Leopoldina System, i.e., to end consumers, have the following evolution in the nine-month period:

Evolution of Revenues from

Electric Energy Supply, in 2001

(Unbilled included)

Amounts in R$ thousand	**Parent Company**	**Consolidated**
1st quarter	44,708	209,338
2nd quarter	40,951	199,827
3rd quarter	38,287	163,326
Accumulated in 9 months	**123,946**	**572,491**

It should be noted that the effects of the increases in Saelpa's electric energy supply tariffs (12.6%, in August) have not been fully felt so far.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Therefore, the consolidated gross operating revenue reached R$711,565 thousand (R$166,423 thousand in Parent Company) in nine months, representing a 94% increase as compared to that of the same period in the preceding year. This increase results mainly from the acquisition of Saelpa in November 2000, as its revenues are recorded in the nine-month period of 2001, which did not occur in the same period of 2000.

Controllable expenses, involving personnel, supplies, third-party services, among other items, were as follows:

Evolution of Controllable Expenses, in 2001

Amounts in R$ thousand	Parent Company	Consolidated
1st quarter	9,310	40,405
2nd quarter	9,435	36,711
3rd quarter	10,238	43,575
Accumulated in 9 months	**28,983**	**120,691**

The distributors' cash generations (EBITDA), adjusted by reversals and provisions, indicate the following evolutions in the nine-month period:

Cash Generation (Adjusted EBITDA)

- In R$ thousand -

Company	1st qtr/2001	2nd qtr/2001	3rd qtr/2001	Accumulated 9 months/2001	Accumulated 9 months/2000
CFLCL	6,520	11,403	19,498	37,421	26,382
CENF	2,018	1,206	1,908	5,132	6,215
Energipe	11,866	22,419	23,561	57,846	35,937
Saelpa	15,692	27,703	27,322	70,717	31,887
CELB	3,198	4,446	9,915	17,559	9,639
Consolidated adjusted EBITDA (*)	39,617	67,128	81,627	188,372	77,454(**)
Consolidated EBITDA margin	**23.9**	**34.6**	**38.9**	**33.1**	**27.0**

(*) Adjusted EBITDA = Results from activities plus depreciation plus provisions for bad debts, contingencies and Voluntary Dismissal Program (PDV) less reversal of provisions and PDV plus revenues from energy bill fines.

(**) Does not include Saelpa as the acquisition occurred in November 2000.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Below is the evolution of net financial expenses and interest coverage indicators:

Consolidated Net Financial Expenses and Coverage Indicators

				Accumulated	
Consolidated Indicators	1st qtr/2001	2nd qtr/2001	3rd qtr/2001	9 months/2001	9 months/2000
Net financial expenses (R$ thousand)	23,636	25,113	39,837	88,586	38,757
Financial indebtedness less					
cash and equivalents / annual EBITDA	4.6	3.0	2.8	3.8	3.6
EBITDA / net financial expenses	1.7	2.7	2.1	2.1	2.0

Additionally, it is important to note that on February 1, 2001, Energipe announced that, on January 31, 2001, it signed a Participation Contract and a Shareholders' Agreement with Alliant Energy Holdings do Brasil Ltda., which foresee that the latter will participate in up to 49.9% of the voting and total capital of PBPART - SE 1 S/A, created for the specific purpose of acquiring Sociedade Anônima de Eletrificação da Paraíba - Saelpa, whose control was acquired in a privatization auction on November 30, 2000. The Participation Contract foresees capital inflows in PBPART - SE 1 S/A, on the part of Alliant, in the amount of up to US$110 million (one hundred and ten million U.S. dollars), to occur in several phases up to January 2002, of which approximately R$118 million were capitalized on January 31, 2001.

Of the financing obtained from the State of Paraíba for acquisition of Saelpa, whose balance payable as of September 30, 2001, aggregates R$120,851 thousand, approximately 50% will be provided by the National Bank for Economic and Social Development (BNDES) and the remaining 50% from Alliant capitalization.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Below are the individual and consolidated assets, commercial and performance indicators of the electric energy distributors for the quarter ended September 30, 2001:

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Physical data						
Number of employees	742	93	611	196	1,135	2,777
Number of consumers (thousand)	276,413	73,300	394,815	120,709	750,188	1,615,424
GWh sold on retail market	702	206	1,283	355	1,495	4,041
Financial data (R$ thousand)						
Total assets	948,041	53,551	1,214,18	69,303	522,967	2,472,772
Cash and equivalents	1,881	239	1,471	2,353	1,495	8,127
Onerous indebtedness	408,088	6,058	415,391	19,168	90,178	965,608
Shareholders' equity	405,201	33,050	713,362	24,223	144,462	362,815
Gross operating revenue	166,423	36,164	203,150	57,414	267,717	711,565
Net operating revenue	131,207	27,120	163,902	48,314	219,001	569,980
Energy activity results	25,506	2,605	44,965	14,065	64,395	151,072
Net income	2,744	1,774	16,526	7,062	35,974	431
Generation of funds (adjusted EBITDA)	37,421	5,132	57,846	17,559	70,717	188,372

Consolidated investments reach R$ 184 million and CFLCL issues Promissory Notes

In the first nine months of 2001, CFLCL and its subsidiaries Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$184,544 thousand. Of this amount, 54% were used for generation, 35% for electric energy transmission and distribution, and the remaining 11% were used in auxiliary services.

Investments

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation........	98,993	492	47	-	-	99,532
. Transmission	4,905	-	-	-	-	4,905
. Distribution	8,896	3,003	22,253	4,154	20,787	59,093
. Auxiliary services	4,336	439	5,299	530	10,410	21,014
Total	**117,130**	**3,934**	**27,599**	**4,684**	**31,197**	**184,544**

(*) Includes investment in generation of subsidiaries Cat-Leo Energia (R$16,262 thousand) and Usina Termelétrica de Juiz de Fora (R$82,731 thousand).

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

CFLCL completed in October its first issue of Promissory Notes in the amount of R$75 million. Such notes were placed with a discount on their nominal value equivalent to the profitability of the Interbank Deposit Certificate (CDI), plus 1.2% p.a., and mature in 180 days.

The purpose of obtaining these short-term funds, which represent a bridging loan until the financing, mainly that of BNDES, is released, is to continue the investment program of the Cataguazes-Leopoldina System, which, among other projects, involves the beginning of the construction of five Small Hydroelectric Plants (PCHs - Pequenas Centrais Hidrelétricas), with total capacity of 100 MW, and the completion of the first phase of Usina Termelétrica (UTE) de Juiz de Fora.

The first machine of UTE de Juiz de Fora will start operations in the next days - The operations of the first machine, responsible for 41 MW of the 82 MW of the first phase (annual production of 650 GWh) of this UTE, will be tested in the next days. This thermoelectric plant will have a total capacity of 103 MW (combined cycle) to produce 810 GWh per year, starting December 2002.

Electric Energy Market

In the quarter and nine-month period ended September 30, 2001, the consumption decreases and increases in the concession areas of CFLCL and its subsidiaries were as follows:

% Decrease / Increase in Physical Sales of Electric Energy on Retail Market

Southeast Companies

(CFLCL and CENF)

Description	CFLCL		CENF	
	3rd qtr/2001	Acc. 9 months	3rd qtr/2001	Acc. 9 months
Total	- 21.7	- 5.6	- 30.3	- 4.0
. Residential	- 28.6	- 10.3	- 32.6	- 13.4
. Industrial	- 12.9	- 1.7	- 33.2	- 16.4
. Commercial	- 23.5	- 3.3	- 29.4	- 11.2
. Other classes	- 22.9	- 5.2	- 17.9	- 4.3

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Northeast Companies

(CELB, Energipe and Saelpa)

Description	CELB		Energipe		Saelpa		Total Southeast and Northeast	
	3rd qtr 2001	Acc. 9 months	3rd qtr 2001	Acc. 9 months	3rd qtr 2001	Acc. 9 months	3rd qtr 2001	Acc. 9 months
Total	- 24.3	- 5.6	- 22.9	- 4.0	- 18.3	- 3.0	- 21.6	- 4.6
. Residential	- 31.3	- 6.7	- 27.4	- 8.6	- 24.6	- 7.9	- 27.3	- 8.9
. Industrial	- 17.3	- 3.3	- 20.3	- 2.8	- 13.1	1.0	- 17.1	- 2.0
. Commercial	- 30.1	- 5.9	- 28.9	- 4.7	- 21.1	- 3.6	- 25.4	- 4.6
. Other classes	- 34.3	- 13.6	- 17.1	0.3	- 13.3	- 0.2	- 18.0	- 1.9

Notes:

1) % decrease/increase as compared to that of the same period in 2000.

2) Total Southeast and Northeast refers to the sum of the five companies and, therefore, is not "consolidated", as in September 2000 Saelpa was not a member of the Cataguazes-Leopoldina System.

Energy Statement - Nine Months of 2001

(In GWh)

	CFLCL	CENF	CELB	Energipe	Saelpa	Consolidated
(+) Energy sales						
• Residential	228	91	87	322	500	1,228
• Industrial	222	47	185	537	466	1,457
• Commercial	100	40	49	182	218	589
• Other classes	152	28	34	242	311	767
Total Retail market	702	206	355	1,283	1,495	4,041
(+) Unbilled	(1)	(1)	(18)	(58)	(32)	(110)
(+) Supply	44	7	69	167	280	371
(=) Overall total	745	212	406	1,392	1,743	4,302
(+) Losses	108	52	69	296	630	1,158
(=) Energy required	853	264	475	1,688	2,373	5,460
. Own generation	132	35	-	-	-	184
. Energy acquired	721	229	475	1,688	2,373	5,276

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Share performance at Bovespa

In the first nine months of 2001, class "A" preferred shares of CFLCL, whose transactions amounted to R$5.4 million at the São Paulo Stock Exchange, showed a profitability of 5.7%. Ibovespa and the Electric Energy Sector Index (IEE), on the other hand, fell 30.7% and 19.6%, respectively.

In late September, CFLCL's class "A" preferred shares were quoted at R$1.55 per thousand shares, whereas their book value was R$3.19.

The Management.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-09/30/2001	4-06/30/2001
1	Total assets	2,472,772	2,314,751
1.01	Current assets	402,310	311,998
1.01.01	Cash on hand	8,127	29,681
1.01.01.01	Cash and banks	5,030	13,991
1.01.01.02	Marketable securities	3,097	15,690
1.01.02	Credits	271,893	192,706
1.01.02.01	Accounts receivable from Clients/Consumers	271,893	192,706
1.01.03	Stocks Inventory	6,094	6,177
1.01.03.01	Inventory	6,094	6,177
1.01.04	Others	116,196	83,434
1.01.04.01	Receivable titles	35,138	25,203
1.01.04.02	Recoverable taxes	44,593	22,177
1.01.04.03	Next period expenses	1,073	2,023
1.01.04.04	Renegotiated credits	35,191	33,796
1.01.04.05	Others	201	235
1.02	Long term assets	262,415	269,179
1.02.01	Miscellaneous credits	52,312	58,662
1.02.01.01	Receivable titles	12,890	14,671
1.02.01.02	Renegotiated credits	39,422	43,991
1.02.02	Credits with Affiliated Persons	0	0
1.02.02.01	Credits with Affiliated Companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related entities	0	0
1.02.03	Others	210,103	210,517
1.02.03.01	Judicial deposits	64,178	57,366
1.02.03.02	Tax incentive deposits	140,358	142,009
1.02.03.03	Emergency Program - Costs to reimburse	2,837	350
1.02.03.04	Others	2,730	10,792
1.03	Permanent assets	1,808,047	1,733,574
1.03.01	Investments	446,821	428,603
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia. Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries	0	0
1.03.01.03	Other investments	436,842	418,624
1.03.01.03.01	Other company shares	227	128
1.03.01.03.02	Goodwill premium at CENF's investment	36,780	37,154
1.03.01.03.03	Goodwill premium at Energipe's investment	8,200	8,545
1.03.01.03.04	Goodwill premium at CELB's investment	83,203	83,438
1.03.01.03.05	Goodwill premium at Saelpa's investment	308,432	289,359
1.03.02	Fixed assets	1,359,123	1,304,110
1.03.02.01	Hydraulic Production	88,509	74,082
1.03.02.02	Transmission System associated to Production	11,324	11,324
1.03.02.03	Distribution of Lines/ Nets/Substations	673,668	667,735
1.03.02.04	Sales	94,305	92,691
1.03.02.05	Administration	52,779	48,990
1.03.02.06	Current fixed assets	250,716	207,531
1.03.02.07	Accumulated Depreciation	(316,246)	(305,835)
1.03.02.08	Premium in incorporated company	504,068	507,592
1.03.03	Deferred	2,103	861
1.03.03.01	Software Acquisition Costs	2,156	904
1.03.03.02	(-) Accumulated Amortization	(53)	(43)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-09/30/2001	4-06/30/2001
2	Total liabilities	2,472,772	2,314,751
2.01	Current liabilities	626,105	501,788
2.01.01	Loans and financing	414,484	315,101
2.01.02	Debentures	19,731	19,110
2.01.03	Suppliers	65,721	61,297
2.01.04	Taxes, fees and contributions	85,392	77,161
2.01.04.01	VAT (ICMS) payable	11,856	13,778
2.01.04.02	Social charges payable	2,489	2,103
2.01.04.03	Income tax and social contributions payable	8,562	3,078
2.01.04.04	Social contribution (PIS / Cofins) payable	2,371	1,922
2.01.04.05	Installments of taxes	58,856	55,282
2.01.04.06	Others	1,258	998
2.01.05	Dividends payable	0	0
2.01.06	Provisions	11,158	9,572
2.01.06.01	Provisions for vacations and salaries	11,158	9,572
2.01.07	Debt owed to affiliates	0	0
2.01.08	Others	29,619	19,547
2.01.08.01	Salaries payable	1,215	1,502
2.01.08.02	Profit sharing payable	0	0
2.01.08.03	Consumer charges payable	2,938	3,022
2.01.08.04	Interest on own capital payable	2,610	2,699
2.01.08.05	Incumbency of debts	9,393	1,833
2.01.08.06	Public illumination tax	0	0
2.01.08.08	Others	13,463	10,491
2.02	Long term liability	977,058	946,430
2.02.01	Loans and financing	378,699	345,405
2.02.02	Debentures	143,301	146,949
2.02.03	Provisions	0	0
2.02.04	Debt owed to affiliates	0	0
2.02.05	Others	455,058	454,076
2.02.05.01	Special obligations	104,059	102,218
2.02.05.02	Deferred income tax	1,003	1,751
2.02.05.03	Taxes payable	29,930	24,049
2.02.05.04	Contingencies provisions	123,158	121,995
2.02.05.05	Provision for actuarial deficit	46,136	46,136
2.02.05.06	Installments of taxes	69,953	78,766
2.02.05.07	Advance for future capital increase	18,989	18,989
2.02.05.08	Others	61,830	60,172
2.03	Results of future periods	0	0
2.04	Minority participation	506,794	508,034
2.05	Net equity	362,815	358,499
2.05.01	Paid-in capital	334,335	334,335
2.05.01.01	Common stocks	127,909	127,909
2.05.01.02	Preferred stocks A	205,760	205,760
2.05.01.03	Preferred stocks B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	9,927	9,927
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/affiliates	0	0
2.05.04	Profit reserve	0	0
2.05.04.01	Legal reserve	0	0
2.05.04.02	Statutory reserve	0	0

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-09/30/2000	4-06/30/2000
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Reserve for future profits	0	0
2.05.04.05	Retained profit	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserve	0	0
2.05.05	Accumulated earnings/losses	(2,657)	(6,973)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED *INCOME STATEMENT (THOUSAND REAIS)*

1 - CODE	2 - DESCRIPTION	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.01	Gross revenue from sales/services	252,872	711,565	129,084	366,932
3.02	Deductions from gross revenue	(42,848)	(141,585)	(27,849)	(80,527)
3.02.01	Invoiced ICMS	(30,320)	(106,610)	(21,247)	(61,830)
3.02.02	Pis, Cofins, and ISS	(9,758)	(26,898)	(5,057)	(13,849)
3.02.03	Quotas to the Global Reversion Reserve	(2,770)	(8,077)	(1,545)	(4,848)
3.03	Net revenue from sales/services	210,024	569,980	101,235	286,405
3.04	Cost of goods/services sold	(141,589)	(418,908)	(86,631)	(242,487)
3.04.01	Personnel	(22,183)	(65,835)	(13,308)	(41,147)
3.04.02	Material	(4,012)	(9,967)	(2,2010	(6,322)
3.04.03	Services rendered by third parties	(11,849)	(32,820)	(5,905)	(17,317)
3.04.04	Electric Energy purchased for resale	(67,591)	(214,748)	(41,778)	(116,480)
3.04.05	Royalties on hydro resources	(25)	(144)	(21)	(115)
3.04.06	Electric Potency Transportation Charge	(13,652)	(36,820)	(6,085)	(16,726)
3.04.07	Depreciation / Amortization	(10,777)	(31,817)	(6,541)	(19,063)
3.04.08	Fuel quota equalization - CCC	(6,838)	(20,003)	(4,316)	(12,422)
3.04.09	Provision (reversion) for contingencies	869	5,315	(4,950)	(6,087)
3.04.10	Other expenses	(5,531)	(12,069)	(1,526)	(6,808)
3.05	Earnings before interest and taxes (EBIT)	68,435	151,072	14,604	43,918
3.06	Other operating expenses / revenues	(44,449)	(101,650)	(15,883)	(63,180)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(39,837)	(88,586)	(11,426)	(53,246)
3.06.03.01	Financial revenues	19,475	30,186	10,630	27,727
3.06.03.01.01	Financial earnings	523	3,720	6,286	21,165
3.06.03.01.02	Late charges revenues	3,284	10,798	2,106	4,324
3.06.03.01.03	Other	15,668	15,668	2,238	2,238
3.06.03.02	Financial expenses	(59,312)	(118,772)	(22,056)	(80,973)
3.06.03.02.01	Interest on capital	0	0	0	(14,489)
3.06.03.02.02	Debt charges	(48,682)	(109,893)	(18,616)	(58,855)
3.06.03.02.03	*(-) Transferred for construction in progress*	420	1,524	1,408	2,466
3.06.03.02.04	Other	(11,050)	(10,403)	(4,848)	(10,095)
3.06.04	Other operating revenues	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	(4,612)	(13,064)	(4,457)	(9,934)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.06.06.01	Goodwill Amortization	(4,612)	(13,064)	(4,457)	(9,934)
3.07	Operating result	23,986	49,422	(1,279)	(19,262)
3.08	Non-operating result	(1,525)	(2,633)	179	39,739
3.08.01	Revenue	638	1,683	180	215,842
3.08.02	Expenses	(2,163)	(4,316)	(1)	(176,103)
3.09	Income before Tax/profit-sharing	22,461	46,789	(1,100)	20,477
3.10	Provision for income tax and social contribution	(10,222)	(24,157)	33	(14,469)
3.10.01	Social contribution	(2,773)	(6,936)	(60)	(4,742)
3.10.02	Income tax	(7,449)	(17,221)	93	(9,727)
3.11	Deferred income tax	0	0	0	0
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on own capital	0	0	0	14,489
3.14	Minority participation	(8,030)	(22,201)	(481)	(2,301)
3.15	Net income (loss)	4,209	431	(1,548)	18,196
	Number of shares, ex. Treasury (THOUSAND)	124,572,399	124,572,399	124,893,414	124,893,414
	Earnings per Share	0.00003	0.00000		0.00015
	Loss per share			0.00001	

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)		9- Number of shares held in previous quarter (THOUSAND REAIS)	
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.47	13.06
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,509		57,450	
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	94.30
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991		18,991	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	01
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-90 / 048
4 - CVM REGISTRATION DATE	09/27/1990
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	07/01/1990
9 - MATURITY DATE	07/01/2002
10 - KIND OF DEBENTURE	SUBORDINATE
11 - CONDITION OF REMUNERATION	TR + 12% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	4,829.79
14 - ISSUED AMOUNT (THOUSAND REAIS)	144,894
15 - ISSUED SECURITIES (UNIT)	30,000
16 - CURRENT SECURITIES (UNIT)	0
17 - SECURITIES IN TREASURY (UNIT)	30,000
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	10/30/1993
22 - DATE OF THE NEXT EVENT	07/01/2002

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2001 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	02
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-97 / 083
4 - CVM REGISTRATION DATE	10/15/1997
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	07/01/1997
9 - MATURITY DATE	12/01/2001
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNERATION	ANDIB + 1% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	475.10
14 - ISSUED AMOUNT (THOUSAND REAIS)	1,663
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,500
16 - OUTSTANDING SECURITIES (UNIT)	2,472
17 - SECURITIES IN TREASURY (UNIT)	1,028
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	10/01/2001

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	8,217,67
14 - ISSUED AMOUNT (THOUSAND REAIS)	24,653
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	9,720.02
14 - ISSUED AMOUNT (THOUSAND REAIS)	24,300
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITIONOF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	66.12
14 - ISSUED AMOUNT (THOUSAND REAIS)	43,878
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	06
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	64.65
14 - ISSUED AMOUNT (THOUSAND REAIS)	69,027
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema, and Saelpa – Sociedade Anônima de Eletrificação da Paraiba.

Income Statement (in R$ thousands)
- 9 months -

	Energipe		CELB		Saelpa	
	2001	2000	2001	2000	2001	2000
Gross Revenue	**203,150**	**166,290**	**57,414**	**43,472**	**267,716**	**223,010**
Invoiced ICMS	(29,829)	(23,753)	(6,777)	(5,960)	(36,589)	(37,061)
PIS, Cofins e ISS	(7,415)	(6,075)	(2,096)	(1,572)	(9,428)	(8,323)
Quotas for the Global Reversal Reserve	(2,004)	(1,887)	(228)	(53)	(2,698)	(2,897)
Net Revenue	**163,902**	**134,575**	**48,313**	**35.887**	**219,001**	**174,729**
Personnel	(16,980)	(17,357)	(5,308)	(7,560)	(25,960)	(25,835)
Material	(2,296)	(3,007)	(776)	(557)	(3,478)	(2,639)
Third Party Services	(8,352)	(8,843)	(2,663)	(2,352)	(14,693)	(11,473)
Energy Purchased for Resale	(62,858)	(57,286)	(17,245)	(14,152)	(81,978)	(73,065)
Electricity Potency Transportation	(11,526)	(9,845)	(3,501)	(2,849)	(16,998)	(14,893)
Depreciation / Amortization	(8,649)	(7,748)	(1,964)	(1,394)	(9,834)	(9,284)
CCC – Fuel Consumption Account	(4,702)	(4,379)	(1,314)	(1,189)	(5,469)	(5,112)
Provision for Doubtful Accounts and Contingencies	-	(5,511)	(841)	(496)	7,891	(9,213)
Other Expenses	3,574	(1,465)	(636)	(536)	(4,087)	(3,282)
Result for the Electricity Activities	**44,965**	**19,134**	**14,065**	**4,802**	**64,395**	**19,933**
Financial Revenue	11,462	13,138	1,882	825	12,214	1,031
Financial Expenses	(37,228)	(24,053)	(5,397)	(1,612)	(21,965)	(17,684)
Result of the Equity Adjustment	12,063	921	-	-	-	-
Amortization of the Premium	(10,573)	(8,098)	-	-	-	-
Operating Result	**20,689**	**1,042**	**10,550**	**4,015**	**54,644**	**3,280**
Non-Operating Revenue	179	278	106	18	135	180
Non-Operating Expense	(1,450)	(25)	(44)	(30)	34	(257)
Result before Income Tax and Social Contribution	**19,418**	**1,295**	**10,612**	**4,003**	**54,813**	**3,203**
Income Tax and Social Contribution	(2,892)	475	(3,550)	(1,352)	(18,839)	(1,502)
Net Income (loss)	**16,526**	**1,770**	**7,062**	**2,651**	**35,974**	**1,701**

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

To the Administration Council and Shareholders of
Companhia Força e Luz Cataguazes-Leopoldina:

(1) We performed a special review of the individual (Parent Company) and consolidated Quarterly Information (ITRs) of COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA and subsidiaries, comprising the balance sheet as of September 30, 2001, the statement of income for the nine-month period then ended, the management report on performance and other significant information, prepared by the Company's management.

(2) Our special review was conducted in accordance with specific standards for such reviews established by the Brazilian Institute of Independent Public Accountants (IBRACON), together with the Federal Accounting Council, and consisted basically of: (a) making inquiries of the members of the Company's management responsible for the accounting, financial and operating areas and discussing the principles adopted in preparing the Quarterly Information; and (b) reviewing the information and subsequent events that have affected or may materially affect the Company's financial position and results of operations.

(3) As mentioned in Note 5, for the period from May 1 to September 30, 2001, the Company and its subsidiaries recognized the amounts resulting from energy surplus made available to the Wholesale Energy Market (MAE), based on estimates prepared by management. Due to the lack of definition of the rules of such market and eventual future statements made by the Energy Crisis Management Committee (GCE) and/or the Brazilian Electric Energy Agency (ANEEL), the Company and its subsidiaries understand that there are uncertainties that may significantly affect the quantities and amounts of the sales recorded, whose effects, at present, cannot be quantified.

(4) Based on our special review, except for the effects, if any, of the matter referred to in paragraph (3), we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph (1) above in order for it to be in accordance with accounting practices established by the Brazilian corporate law. This Quarterly Information was prepared in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such information.

(5) The balance sheet as of June 30, 2001, presented for comparative purposes, was reviewed by us and our unqualified special review report issued on August 10, 2001, contained a comment related to the existence of uncertainties on the part of the Company and its subsidiaries as to the amounts recorded resulting from energy surplus made available to the Wholesale Energy Market (MAE). The statement of income for the nine-month period ended September 30, 2000, presented for comparative purposes, was also reviewed by us, and our unqualified special review report was issued on November 6, 2000.

Cataguases, November 10, 2001
ARTHUR ANDERSEN S/C
Mauro Moreira
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.01	Gross revenue from sales/services	12,254	36,164	12,919	34,790
3.02	Deductions from gross revenue	(2,715)	(9,045)	(3,366)	(9,133)
3.02.01	Invoiced VAT (ICMS)	(2,129)	(7,309)	(2,770)	(7,494)
3.02.02	Social contributions (PIS/COFINS)	(447)	(1,320)	(472)	(1,270)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(139)	(416)	(124)	(369)
3.03	Net revenue from sales/services	9,539	27,119	9,553	25,657
3.04	Cost of goods / services sold	(8,734)	(24,514)	(7,164)	(21,221)
3.04.01	Personnel	(604)	(1,919)	(573)	(1,600)
3.04.02	Material	(153)	(346)	(136)	(454)
3.04.03	Services rendered by third parties	(1,681)	(5,042)	(1,560)	(4,745)
3.04.04	Electric Energy purchase for resale	(4,546)	(12,704)	(3,681)	(10,844)
3.04.05	Depreciation	(527)	(1,559)	(458)	(1,360)
3.04.06	Fuel quota equalization - CCC	(738)	(2,0460	(624)	(1,699)
3.04.07	Other expenses	(485)	(898)	(132)	(519)
3.05	Earnings before interest and taxes	805	2,605	2,389	4,436
3.06	Other operating expenses / revenues	(59)	109	(1)	(141)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(59)	109	(1)	(141)
3.06.03.01	Financial revenue	487	830	232	518
3.06.03.02	Financial expenses	(546)	(721)	(233)	(659)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	0	0	0	0
3.07	Operating income	746	2,714	2,388	4,295
3.08	Non-operating income	(72)	(52)	1	58
3.08.01	Revenue	9	63	3	123
3.08.02	Expenses	(81)	(115)	(2)	(65)
3.09	Earnings before Tax / profit-sharing	674	2,662	2,389	4,353
3.10	Provision for income tax and social contribution	(225)	(888)	(775)	(1,435)
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	449	1,774	1,614	2,918
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0.00464	0,01835	0.01669	0.03018
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: **CIA. DE ELETRICIDADE DE NOVA FRIBURGO**

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.01	Gross revenue from sales/services	0	0	0	0
3.02	Deductions from gross revenue	0	0	0	0
3.03	Net revenue from sales/services	0	0	0	0
3.04	Cost of goods/services sold	0	0	0	0
3.05	Earnings before interest and taxes	0	0	0	0
3.06	Operating expenses / revenue	10,063	15,911	(789)	962
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	(70)	(169)	(39)	(282)
3.06.03	Financial results	80	224	86	158
3.06.03.01	Financial revenue	107	281	88	384
3.06.03.02	Financial expenses	(27)	(57)	(2)	(226)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	10,053	15,856	(836)	1,086
3.06.06.01	Equity adjustment	10,443	16,468	(769)	1,729
3.06.06.02	Discount Amortization	(390)	(612)	(67)	(643)
3.07	Operating income	10,063	15,911	(789)	962
3.08	Non-operating income	0	0	0	0
3.08.01	Revenue	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Earnings before Tax/profit-sharing	10,063	15,911	(789)	962
3.10	Provision for income tax and social contribution	1	(10)	3	29
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2001 to 09/30/2001	4-01/01/2001 to 09/30/2001	5-07/01/2000 to 09/30/2000	6-01/01/2000 to 09/30/2000
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on capital	0	0	0	0
3.15	Net income	10,064	15,901	(786)	991
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE	0.26532	0.41921		0.02613
	LOSS PER SHARE			0.02072	

18.02 – COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS



File No. 82-5147



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition 11/2001
November 30th, 2001

Investor Relations Monthly Report

• First Generator of the Thermal Plant of Juiz de Fora begins operation

On November 25th, the first 41 MW generator, out of 82 MW of the first phase (total production of 650 GWh/year) began operation. This power plant will have a total capacity, in combined cycle, of 103 MW and an annual production of 810 GWh from December 2002 on.

• Gross Operating Revenues reach R$ 782.3 million in ten months

Sales in October – As result form the energy rationing, the consolidated energy sales in October, of the five distributing companies of the Cataguazes-Leopoldina Group registered a decrease of 17.9 %, having sold 390 GWh against 475 GWh during the same period of 2000. The largest reduction was in CENF's concession area, with a drop of 29.5 %, followed by CFLCL (24.2%), CELB (20.6%), Saelpa (15.3%) and Energipe (14.0%). Therefore, consolidated retail revenue this month was of R$ 59.9 million. On the other hand, the consolidated revenue to the spot market (MAE) was of R$ 10.5 million, the equivalent to 29 GWh. The consolidated gross revenue totaled R$ 70.7 million this month.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to October 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue – R$ million ...	**179.5**	**40.5**	**221.8**	**64.9**	**267.7**	**782.3**
Gross Revenue Growth (%)	25.7	3.6	19.4	34.1	7.6	90.1
Electricity Sales - GWh	**769**	**225**	**1,407**	**390**	**1,640**	**4,431**
Retail Market						
• Residential	248	98	346	94	544	1,330
• Industrial	247	51	596	204	517	1,615
• Commercial	109	44	200	54	237	644
• Other classes	165	32	265	38	342	842
Sales Decrease - % (*)	**- 7.6**	**- 14.3**	**- 5.0**	**- 7.2**	**- 4.3**	**47.1**
• Residential	- 12.7	- 15.2	- 11.1	- 8.5	- 9.6	49.1
• Industrial	- 2.6	- 17.6	- 2.6	- 5.3	0.5	39.4
• Commercial	- 6.4	- 13.1	- 5.7	- 6.7	- 5.4	47.5
• Other classes	- 7.2	- 6.3	- 1.2	- 14.2	- 1.3	60.6

(*) Decrease in relation to the same period in 2000.

Gross Revenue in 10 months - The consolidated gross operating revenue of CFLCL was R$782.3 million in ten months of the current year, represented a growth of 90.1 %, when compared to the same period of last year.

Total sales to retail market were 4,431 GWh representing a growth of 47.1 % in the GWh volume sold. Such consolidated result is due basically to the acquisition of Saelpa in November 2000, since consolidated revenue and sales are being considered in this period and the same did not occurred last year. Considering the electricity market of the five distribution companies, the ten months average drop in retail sales was 5.9 % when compared to same period of 2000.

• Net Income of R$ 5,194 thousand in the 3rd quarter revert result

Reverting the result of the first half of this year, the Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) registered in the 3rd quarter a net income of R$5,194 thousands (R$4,209 consolidated). With such result, CFLCL accumulates a net income of R$2,744 thousands (R$431 thousands consolidated) in nine months, that is, R$0.02 per thousand shares.

The main factor that positively impacted the profitability margins in the 2nd quarter and 3rd quarter were the sales to the spot market (MAE - Mercado Atacadista de Energia). In the 2nd quarter and 3rd quarter, 71 GWh (R$ 37,259 thousands) and 130 GWh (R$ 84,959 thousands) respectively, were sold in the spot market out of 219 GWh (R$ 123,856 thousands) sold in the nine months of 2001, recovering the revenues losses due to the energy rationing. The values registered in this market reflects the Company's understanding of the application of the so called Annex 5 from the Purchased Power Agreements.

The EBITDA from distribution companies, adjusted by provisions, reversals and lay-off programs, showed the following changes in the nine months::

Adjusted EBITDA
- In thousands Reais -

Companies	9 months 2001	9 months 2000
CFLCL	37,421	26,382
CENF	5,132	6,215
Energipe	57,846	35,937
Saelpa	70,717	31,887
CELB	17,559	9,639
EBITDA Consolidated	188,372	77,454 (*)
EBITDA Margin (%)	33.1	27.0

(*) Does not considers Saelpa, since its acquisition occurred in November 2000.

For further clarification and additional information
In Cataguases - Phone: (+5532) 3429-6000 / Fax: (+5532) 3422-1701 / 3421-4240
In Rio de Janeiro – Phone: (+5521) 2509-3771 / 2509-7622 / Fax: (21) 2221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Mauricio Perez Botelho
Investor Relations Director



File No. 82-5147



Edition 12/2001
December 28th, 2001

Investor Relations Monthly Report

• Government authorizes electricity tariffs rise to compensate losses of the rationing

The electric energy tariffs for residential and rural consumers were increased as of December 27th by 2.9% and for commercial, industrial, and other consumers by 7.9%. These adjustments aim at compensating the revenue losses to distribution and generating companies had due to the electric power rationing. The government issued the "MP – Medida Provisória" # 14, on December 21th, that sets this adjustment on tariffs and it will last for a period of approximately 3 years.

• Gross Operating Revenues reach R$ 866 million in eleven months

Sales in November - As result form the energy rationing, the consolidated energy sales in November, of the five distributing companies of the Cataguazes-Leopoldina Group registered a decrease of 20.3 %, having sold 396 GWh against 497 GWh during the same period of 2000. The largest reduction was in CELB's concession area, with a drop of 24.4 %, followed by CENF (23.2) CFLCL (20.6%), Energipe (20.1%) and Saelpa (19.0%). Therefore, consolidated retail revenue this month was of R$ 63,0 million. On the other hand, the consolidated revenue to the spot market (MAE) was of R$ 19.9 million, the equivalent to 88 GWh. The consolidated gross revenue totaled R$ 83,9 million this month.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to November 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue – R$ million...	**196**	**45**	**243**	**72**	**334**	**866**
Gross Revenue Growth (%).......	24	5	19	33	22	90
Electricity Sales – GWh	**838**	**244**	**1,534**	**425**	**1,786**	**4,827**
Retail Market						
• Residential	270	107	373	102	589	1,441
• Industrial	273	56	655	224	563	1,771
• Commercial	119	49	217	58	259	702
• Other classes	176	32	289	41	375	913
Sales decrease/growth - % (*) ..	**- 8.8**	**- 15.1**	**- 6.5**	**- 8.9**	**- 5.7**	**44.9**
• Residential	- 13.7	- 16.0	- 13.0	- 10.7	- 10.8	46.6
• Industrial	- 2.9	- 18.6	- 3.5	- 6.7	- 1.5	37.6
• Commercial	- 7.6	- 13.7	- 7.4	- 9.1	- 6.5	45.3
• Other classes	- 10.1	- 7.3	- 3.0	- 14.8	- 2.3	58.0

(*) Decrease/growth in relation to the same period in 2000

Gross Revenue in 11 months - The consolidated gross operating revenue of CFLCL was R$866 million in eleven months of the current year, represented a growth of 90 %, when compared to the same period of last year. Total sales to retail market were 4,827 GWh representing a growth of 44.9 % in the GWh volume sold. Such consolidated result is due basically to the acquisition of Saelpa in November 2000, since consolidated revenue and sales are being considered in this period and the same did not occurred last year. Considering the electricity market of the five distribution companies, the eleven months average drop in retail sales was 7.3 % when compared to same period of 2000.

• Electricity investments will reach R$ 293 million in 2002

The Board of Directors approved on December 19th, the 2002 Budget in which comprises investments of R$ 293 million in power generation and system improvements. Of this amount 62% will be invested in generation, 27 % in transmission and distribution and 11 % in ancillary services.

Investment Program
(In R$ million)

Description	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo (*)	Total
Generation	2.0	-	-	-	-	180.5	182.5
Transmission	3.0	1.9	-	-	11.3	6.7	22.9
Distribution	10.7	2.8	17.3	4.2	21.9	-	56.9
Ancillary Services	9.4	0.8	8.2	2.0	10.6	-	31.0
Total	25.1	5.5	25.5	6.2	43.8	187.2	293.3

(*) Includes investments of Thermal Plant of Juiz de Fora

Among the generation projects, stands out that Thermal Plant of Juiz de Fora is in testing phase of its two units in open cycle. This thermal plant will have a total capacity, in combined cycle, of 103 MW and an annual production of 810 GWh from 2003 on. The construction for Small Hydro Plants (SHPs) Ponte, Palestina, Triunfo, Granada and Cachoeira Encoberta also foreseen for the beginning of 2002, all the main equipment for these power plants (9 turbines, 9 generators and their respective mid and low tension panels as well as the automation, supervision and control systems) were contracted for a total package of R$26.6 million. Those five power plants will have an installed capacity of 100 MW.

For further clarification and additional information, please do not hesitate to contacts us

In Cataguases - Phone: (+5532) 3429-6000 / Fax: (+5532) 3422-1701 / 3421-4240
In Rio de Janeiro – Phone: (+5521) 2509-3771 / 2509-7622 / Fax: (21) 2221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA



Edition 01/2002
January 31, 2002

Investor Relations Monthly Report

- **Pbpart – SE 1 S/A receives capital investment of R$ 92 million**

The subsidiary Pbpart–SE 1 S/A received the equity infusion of R$ 92 million, relative to the last step of the capitalization by Alliant Energy Holdings do Brasil Ltda. foreseen in the Participation Agreement signed with subsidiary Energipe – Empresa Energética de Sergipe S/A. Alliant holds 49.9 % of the total capital of Pbpart-SE 1 S/A, controlling entity of Saelpa – Sociedade Anônima de Eletrificação da Paraiba and Energipe holds 50.1 %.

- **Energy tariffs of CELB increased by 14,77 %**

ANEEL authorized a rate increase of 14.77% of the subsidiary CELB effective from February 4th. The energy tariffs are adjusted annually and this increment reflects application of its contracted formula.

- **Consolidated revenues from the supply of power to retail market was R$ 757 million in 2001**

Revenues in retail market – Cataguazes-Leopoldina's consolidated revenue from the supply of power was R$ 757 million in 2001, represented a growth of 51 %, when compared to 2000. Total sales to retail market were 5,242 GWh representing a growth of 37.5 % in the GWh volume sold. Such consolidated result is due basically to the acquisition of Saelpa in November, 2000, since consolidated revenue and sales are being considered in this period and same did not occurred in 2000. On the other hand, considering the electricity markets of the five distributions companies, the twelve months average drop in retail sales was 7.9% when compared to 2000.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – Fiscal Year 2001

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Electric Energy Supply Revenue-R$MM	**165**	**44**	**217**	**54**	**277**	**757**
Revenue Growth/Decrease %	3	- 4	15	- 3	2	51
Electricity Sales – GWh	**910**	**263**	**1.661**	**456**	**1,952**	**5,242**
Retail Market						
• Residential	291	115	400	110	638	1,554
• Industrial	296	59	713	239	624	1,931
• Commercial	128	53	235	63	283	761
• Other classes	195	36	313	44	407	996
Sales Decrease - % (*)	**- 9.4**	**- 15.8**	**- 7,1**	**- 10.9**	**- 5.9**	**- 7.9**
• Residential	- 15.0	- 17.1	- 14.6	- 12.1	- 11.5	- 13.5
• Industrial	- 3.3	- 19.0	- 3.1	- 8.8	- 0.9	- 3.7
• Commercial	- 9.0	- 14.0	- 8.6	- 11.0	- 6.9	- 8.7
• Other classes	- 9.5	- 8.0	- 4.3	- 17.6	- 2.9	- 5.6

(*) Decrease in relation to 2000.

Creation of Regulatory Assets – An agreement was recently signed among the Federal Government and the power generation and distribution companies, in which a Regulatory Asset shall be established and recognized in the fiscal year 2001, aimed at compensating the loss of revenue due to the electricity rationing. At the end of December the government authorized readjustments in the electricity tariffs of approximately 5 % so as to amortize the Asset in approximately three years. BNDES (Brazilian National Bank of Economic and Social Development) will lend 90 % of the value of this Asset, to be released in three installments in the 1st quarter of 2002, the first being R$ 36 million, this January. Another measure included in the agreement, is the elimination of the extraordinary revenue obtained on the Brazilian Wholesale Electricity Market in the period from June to December of 2001 and the full payment of the "Initial Contracts" for the purchase and sale of power, which underwent an average reduction of 20 % during the rationing. The final values involved in this agreement shall be audited by ANEEL (National Electric Power Agency) and are expected to be released in February, 2002.

- **Cataguazes-Leopoldina participates in the Chicago Climate Exchange**

Companhia Força e Luz Cataguazes-Leopoldina is the first Brazilian company to officially participate in the creation of the Chicago Climate Exchange (CCX), the name given to the 1st World Greenhouse Gas Emissions Trading Market. The CCX is involved in the process of preparing the international rules aimed at reducing the emission of greenhouse gases and selling credits related to projects with this aim. As soon as the rules have been defined, Cataguazes-Leopoldina and Alliant Energy, its American partner and one of the precursors of the initiative in the United States, will develop a pilot program, using Small Hydroelectric Plants and Forest Preservation projects (private natural heritage reserves) as eligible credits.

For further clarifications and additional information, please do not hesitate to contact us.

In Cataguases - Tel: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 509-3771 / 509-7622 / Fax: +55 21 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA



Edition # 02/2002
February 28th, 2002

Investor Relations Monthly Report

03 FEB -5 AM 7:21

• CVM approves ADRs for Cataguazes-Leopoldina

The CVM -Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), has approved the issue of Level 1 ADRs – American Depositary from Cataguazes-Leopoldina (CFLCL). Each ADR corresponds to 10.000 common shares or class "A" preferred shares from CFLCL. The bank in charge of issuing these ADRs is the Bank of New York, and the Brazilian custodian will be Banco Itaú. The Electronic Declaration Registers created at the Brazilian Central Bank have the following ticker symbol: ON – R0200007 and PNA – R0200008. The shares have to be specified to the user 2750-2 (Banco Itaú), client 1-1 (The Bank of New York) for the issues as well as for the cancellation of the ADRs. The aim of this ADR issue is to improve transparency, as well as to show to investors its full potential and finally to search for a better liquidity and quotation, which will enable the Company to access better funding conditions in the international markets.

In the process of approving the ADR issues, CFLCL undertook a commitment with CVM to change in the next AGO – General Stockholders Meeting, the article # 26 of the Company's Bylaws, in order to specify more clearly the creation of statutory reserves in its financial statements.

• The Cataguazes-Leopoldina System receives the first part of the Regulatory Asset.

The distribution companies of the Cataguazes-Leopoldina Group (CFLCL, CENF, CELB, Energipe and Saelpa) are receiving from the BNDES the sum of R$ 36.5 million, as the first part of the Ragulatory Asset, constituted and recognized in the fiscal year of 2001 to compensate for the revenue losses due to the energy rationing. The creation of this asset follows an agreement reached between the Federal Government and the generation and distribution utilities. The final values will be audited by ANEEL – Agência Nacional de Energia Elétrica (the National Electric Energy Agency). CFLCL will wait for such formalization in order to conclude its 2001 financial statements, which is expected to be published in the second half of March.

• Thermal Plant of Juiz de Fora receives the BNDES funding.

The subsidiary Usina Termelétrica de Juiz de Fora (Thermal Plant) has received a loan from BNDES in the amount of R$ 95 million, referring to the first phase of the project. The power plant has been operational since last November, with 82 MW of installed capacity and will have, in combined cycle, 103 MW of installed capacity, producing 800 GWh per year, from December 2002 and on. The investments on this thermal plant will reach about R$170 million, being R$135 million financed in 165 months.

• Consolidated Gross Operating Revenue was R$ 85.5 million in January 2002.

The consolidated gross revenue of the Cataguazes-Leopoldina System Companies in January 2002 was of R$ 85.5 million, which represents an increase of 21% when compared to the same period of 2001. This result includes the consolidated revenues of CAT-LEO Energia in the amount of R$ 7.1 million due to the sales of electric energy (R$ 6.0 million from the Thermal Plant of Juiz de Fora). On the other hand, the consolidated sales of energy were of 411 GWh to the end consumers, representing a decrease of 16% when compared to January 2001.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**21.1**	**4.7**	**20.0**	**5.0**	**29.6**	**85.5**
Gross Revenue Growth - %	32	15	1	4	12	21
Electricity Sales - GWh	**73**	**20**	**129**	**35**	**154**	**411**
Retail Market						
• Residential	24	9	29	8	52	122
• Industrial	23	4	59	20	43	149
• Commercial	11	4	18	5	28	66
• Other classes	15	3	23	2	31	74
Sales Decrease/Increase - % (*)	**-17.0**	**- 20.8**	**- 14.6**	**-20.7**	**-14.7**	**-16.0**
• Residential	-19.1	-19.2	-30.8	-26.1	-21.2	-23.5
• Industrial	-15.4	-25.1	+2.8	-13.8	-14.3	-8.8
• Commercial	-17.7	-15.3	-18.7	-26.8	+2.6	-11.2
• Other classes	-15.2	-27.4	-22.7	-33.7	-16.4	-19.4

(*) Decrease/Increase in relation to the same period of 2001.

For further clarifications and additional information, please do not hesitate to contact us.

In Cataguases - Tel: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 509-3771 / 509-7622 / Fax: +55 21 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Mauricio Perez Botelho
Investor Relations Director

File No. 82-5147





Edition # 03/2002
March 28th , 2002

Investor Relations Monthly Report

03 FEB -5 AM 7:21

• Cataguazes-Leopoldina and its controlled companies keep customers satisfied

Despite all problems faced by the electricity sector in 2001, Cataguazes-Leopoldina and its controlled companies kept their 1.7 million clients satisfied, according to the latest Consumer Satisfaction Survey performed by ANEEL, the National Regulatory Agency. CFLCL stands in 2nd place among 22 companies in the Southeastern region, and 4th place among 64 companies in all over Brazil.

In the Northeastern region, among 11 companies, CELB stands in 2nd, Energipe in 4th and SAELPA in 5th. These results certify the public recognition of the work being done by the Cataguazes-Leopoldina System, in the intense modernization of its operating systems.

• Cat-Leo will receive financing from BNDES

The controlled company Cat-Leo Energia will receive in mid April the total amount of R$ 128 million from BNDES, the National Social and Economic Development Bank, to be used in the funding of the PCHs (Small Hydroelectric Power Plants) Ponte, Palestina, Triunfo, Granada and Cachoeira Encoberta. The funding, already approved by BNDES, has total terms of 171 months, of which, 27 months is grace period. These power plants will begin operation in mid 2003, having a total installed capacity of 100 MW and will demand an investment of R$ 150 million.

• Consolidated Gross Revenues was of R$ 157.7 million in the first two months of 2002

The consolidated gross operating revenue of Cataguazes-Leopoldina System was of R$157.7 million in the first two months of 2002, which represents an increase of 12.1% when compared to the same period of 2001.

On the other hand, the consolidated sales of electricity to the end consumers totaled 811 GWh, 17% lower when compared to the same period of 2001.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / February of 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**38.5**	**8.9**	**38.0**	**10.4**	**56.3**	**157.7**
Gross Revenue Growth - %	25.0	11.3	- 1,8	1.0	4.6	12.1
Electricity Sales – GWh	**144**	**40**	**251**	**67**	**309**	**811**
Retail Market						
• Residential	47	18	59	16	102	242
• Industrial	47	8	110	35	90	290
• Commercial	21	9	37	9	52	128
• Other classes	29	5	45	7	65	151
Sales Decrease - % (*)	**- 16.2**	**- 21.7**	**- 18.5**	**- 22.9**	**- 15.2**	**- 17.4**
• Residential	- 20.3	- 19.9	- 28.5	- 27.0	- 21.0	-23.2
• Industrial	- 10.0	- 25.6	- 9.2	- 20.3	- 15.4	-13.3
• Commercial	- 19.1	- 18.3	- 19.5	- 26.8	- 6.2	-15.1
• Other classes	- 16.4	- 26.4	- 22.8	- 20.1	- 11.4	-16.9

(*) Decrease in relation to the same period of 2001.

With the end of the energy rationing in the end of February, the Cataguazes-Leopoldina System Companies took to their activities in full, with the operational programs properly adapted, expecting the commercial and industrial consumers to take to their usual levels of consumption, and also a gradual return to normality for the residential customer.

For further clarifications and additional information, please do not hesitate to contact us.

In Cataguases - Tel: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 509-3771 / 509-7622 / Fax: +55 21 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA



File No. 82-5147
Edition # 04/2002
April 30th, 2002

Investor Relations Monthly Report

• CFLCL pays off Commercial Paper

On April 19th, Cataguazes-Leopoldina (CFLCL) proceeded with the payment of all Commercial Papers issued September last, in the total amount of R$ 75 million. The issuing of these notes - coordinated by Unibanco, with the participation of Itaú, Brascan, BBA and BES -, was used as a bridge loan to give continuity to all electricity generation projects, until all the loans approved, especially the one from BNDES were made available. The strategy of emission of the Commercial Papers, was backed up by another operation called Reversed CDI, based on derivatives over interest rates. The objective was to reduce the financial cost of the issuing, indexed to the CDI plus 1.2% per annum. With the success of the operation, the total cost of emission was of 99.5% of the CDI, including the commission of the coordinator and all the guarantees.

• Consolidated Gross Revenues for the first quarter was of R$ 235 million

The Consolidated Gross Revenue of Cataguazes-Leopoldina was of R$ 235.1 million in the first quarter of 2002, representing an increase of 10% when compared to the same period of 2001. On the other hand, the consolidated sales of energy of the Cataguazes-Leopoldina System was of 1,249 GWh to the end consumers, 15.6% lower when compared to the same period of 2001. It is worth mentioning that, although the rationing had ended in February, part of the consumption of March takes into account that month.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa Operating Indicators – First Quarter of 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million ...	**55.4**	**13.4**	**60.7**	**16.3**	**86.3**	**235.1**
Gross Revenue Growth - %	16.1	8.1	- 0.3	- 2.4	5.1	10.0
Electricity Sales – GWh	**220**	**60**	**393**	**108**	**468**	**1,249**
Retail Market						
• Residential	69	26	91	25	151	362
• Industrial	75	13	172	57	138	455
• Commercial	31	13	56	15	78	193
• Other classes	45	8	74	11	101	239
Sales Decrease - %	**(15.3)**	**(21.4)**	**(15.1)**	**(19.5)**	**(14.3)**	**(15.6)**
• Residential	(22.1)	(21.8)	(27.3)	(26.8)	(21.2)	(23.4)
• Industrial	(5.0)	(23.1)	(4.0)	(15.8)	(14.1)	(9.6)
• Commercial	(20.2)	(17.0)	(18.0)	(23.5)	(5.0)	(14.0)
• Other classes	(15.7)	(24.2)	(18.4)	(11.4)	(9.8)	(14.4)

(*) Decrease in relation to the same period of 2001.

• Energy tariffs of Energipe increased by 14.84%

Aneel authorized a rate increase of 14.84% of the subsidiary Energipe effective from April 22nd. The energy tariffs are adjusted annually and this increment reflects application of its contracted formula.

• Consolidated result of Cataguazes-Leopoldina in 2001 was negative in R$ 736 thousand

The 2001 consolidated result of CFLCL was negative in R$ 736 thousand (R$ 252 thousand in the parent company CFLCL). In face of the facts, the Annual Shareholders Meetings has decided not to distribute dividends or interest on shareholders equity referring to the period in question. The cash generation (EBITDA) on the other hand was 62.7% higher when compared to the year 2000, reflecting in part the acquisition of SAELPA, which occurred in November 2000.

2001 Results Summary

Figures in R$ millions	Parent Company 2001	Parent Company 2000	Consolidated 2001	Consolidated 2000
Gross Revenue	242	177	1.063	540
Net operating Revenue	194	133	871	424
Controllable Expenses	39	35	165	102
EBIT	51	25	133	69
Adjusted EBITDA	68	39	189	116
Financial Result	(48)	(31)	(127)	(90)
Net Income (Loss)	(0.252)	74	(0.736)	33



EBITDA in 2001 – R$ Million
68.4
39.1
11.3
8.8
103.5
47.5
(1.6)
9.2
2.8
55.5
188.9
116.1
CFLCL
CENF
Energipe
CELB
Saelpa
Consolidated
2001
2000

• CENF receives prize for Entrepreneurial Excellence from FIRJAN and FGV

CENF – Companhia de Eletricidade de Nova Friburgo, received from the hands of FIRJAN – Industry Federation of Rio de Janeiro, and FGV – Getulio Vargas Foundation, the prize of Entrepreneurial Excellence of 2002. Four other companies also received this award – Gerdau, Petrobras, Valesul and Getec. This award is based on indicators measured by FGV, mainly operational regularity and financial and economic performance.

For further clarifications and additional information, please do not hesitate to contact us.

In Cataguases - Tel: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 509-3771 / 509-7622 / Fax: +55 21 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br
Maurício Perez Botelho
Investor Relations Director



File No. 82-5147

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE		
3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS			2 - LOCALITY OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - CEP	4 - MUNICIPALITY			5 - UF (Federal Unit-State)
36770-901	Cataguases			MG
6 - DDD	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
32	3429-6000	3429-6282	3429-6226	
11 - DDD	12 - Fax:	13 - Fax:	14 - FAX	
32	3421-4240	3422-1701	-	
15 - E-MAIL				
stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME				
Mauricio Perez Botelho				
2 - COMPLETE ADDRESS			3 - Locality or District	
Praça Rui Barbosa, 80			Centro	
4 - CEP	5 - MUNICIPALITY			6 - UF
36770-901	Cataguases			MG
7 - DDD	8 - Telephone	9 - Telephone	10 - Telephone	11 - Telex
32	3429-6000	3429-6282	3429-6337	
12 - DDD	13 - Fax	14 - Fax	15 - Fax	
32	3421-1702	3421-4240	-	
16 - E-mail				
mbotelho@cataguazes.com.br				

01.04 - ITR'S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2002	12/31/2002	1	01/01/2002	03/31/2002	4	01/09/2001	12/31/2001

9-NAME / CORPORATE NAME OF AUDITOR	10- CVM CODE
Arthur Andersen S/C	00283-6
11-NAME OF THE RESPONSIBLE TECHNICIAN	12-CPF OF RESPONSIBLE TECHNICIAN
Luiz C. Marques	043.982.278-57

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 03/ 31/ 2002	2 12/ 31/ 2001	3 03/ 31/ 2001
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	2,608,274
6 - Total	2,624,829	2,624,829	2,624,829

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
05/15/2002	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-03/31/2002	4-12/31/2001
1	Total assets	923.418	926.248
1.01	Current assets	107.774	96.889
1.01.01	Cash on hand	1.816	1.894
1.01.01.01	Cash and banks	1.444	1.656
1.01.01.02	Marketable securities	372	238
1.01.02	Credits	92.875	92.769
1.01.02.01	Account receivable from Clients/Consumers	87.120	76.998
1.01.02.02	Notes and other accounts receivable	3.489	3.809
1.01.02.03	Extraordinary tariff recovery	4.800	4.368
1.01.02.04	Allowance for doubtful accounts	(2.534)	(2.406)
1.01.03	Stocks / Inventories	622	818
1.01.04	Others	12.461	11.408
1.01.04.01	Recoverable taxes	8.912	7.586
1.01.04.02	Prepaid expenses	2.682	2.488
1.01.04.03	Others	867	1.334
1.02	Long term assets	188.247	199.895
1.02.01	Miscellaneous credits	-	-
1.02.02	Credits from related entities	135.170	150.807
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	135.170	150.807
1.02.02.03	Other related entities	-	-
1.02.03	Others	53.077	49.088
1.02.03.01	Judicial deposits	828	793
1.02.03.02	Extraordinary tariff recovery	6.964	8.735
1.02.03.03	Prepaid expenses	3.413	3.643
1.02.03.04	Tax credits	23.438	21.076
1.02.03.05	Recoverable taxes	1.671	1.671
1.02.03.06	Notes and other accounts receivable	6.569	6.536
1.02.03.07	Other	10.194	6.634
1.03	Permanent assets	627.397	629.464
1.03.01	Investments	449.221	451.464
1.03.01.01	Holdings in affiliates	9.979	9.979
1.03.01.01.01	Cia Industrial Cataguases	9.979	9.979
1.03.01.02	Holdings in subsidiaries	438.636	440.879
1.03.01.02.01	Energisa S/A	361.973	367.495
1.03.01.02.02	Multipar S/A	459	448
1.03.01.02.03	Multiagro Ltda.	921	953
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	22.789	21.077
1.03.01.02.05	Goodwill premium at CENF's investment	36.042	36.411
1.03.01.02.06	Teleserv S/A	21	397
1.03.01.02.07	Telecabo S/A	258	258
1.03.01.02.08	MCL Cabo S/A	67	67
1.03.01.02.09	Cat-Leo Energia S/A	16.106	13.773
1.03.01.03.	Other Investments	606	606
1.03.01.03.01	Other Investments by cost	606	606
1.03.02	Fixed assets	177.270	177.097
1.03.02.01	Hydraulic energy generation	63.476	63.476
1.03.02.02	Transmission system relating to generation	11.708	11.708
1.03.02.03	Distribution lines, nets, substations	198.250	195.650
1.03.02.04	Sales	20.511	20.463
1.03.02.05	Management	22.315	22.275
1.03.02.06	Fixed assets in progress	25.780	23.746
1.03.02.07	Accumulated depreciation	(97.798)	(94.419)
1.03.02.08	(-) Special Obligations	(66.972)	(65.802)
1.03.03	Deferred	906	903
1.03.03.01	Costs of Software acquisition	1.005	960
1.03.03.02	(-) Accumulated Amortization	(99)	(57)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-03/31/2002	4-12/31/2001
2	Total liabilities	923.418	926.248
2.01	Current liabilities	221.753	199.399
2.01.01	Loans and financing	171.364	152.862
2.01.02	Debentures	14.602	12.210
2.01.03	Suppliers	22.721	21.705
2.01.04	Taxes, fees and contributions	6.266	5.343
2.01.04.01	VAT (ICMS) payable	4.381	4.096
2.01.04.02	Taxes and social charges payable	480	502
2.01.04.03	Income tax withheld at the source		84
2.01.04.04	Social contribution (PIS/COFINS) payable	1.198	616
2.01.04.05	Other	207	45
2.01.05	Dividends payable		
2.01.06	Provisions	2.033	2.072
2.01.06.01	Vacation and salaries	2.033	2.072
2.01.07	Debt owed to affiliates		
2.01.08	Others	4.767	5.117
2.01.08.01	Salaries payable	48	38
2.01.08.02	Participation payable	650	662
2.01.08.03	Consumer charges payable	828	1.300
2.01.08.04	Interest on own capital payable	897	897
2.01.08.05	Others	2.344	2.220
2.02	Long term liability	306.509	324.644
2.02.01	Loans and financing	75.452	77.036
2.02.02	Debentures	140.500	144.662
2.02.03	Provisions		
2.02.04	Debt owed to affiliates	72.137	88.096
2.02.05	Others	18.420	14.850
2.02.05.01	Special obligations		
2.02.05.02	Provisions for contingencies	3.959	3.979
2.02.05.03	Suppliers	5.357	5.354
2.02.05.04	Other	9.104	5.517
2.03	Results of future periods		
2.04	Minority participation		
2.05	Net equity	395.156	402.205
2.05.01	Paid in capital	334.335	334.335
2.05.01.01	Common Stock	127.909	127.909
2.05.01.02	Preferred Stock A	205.760	205.760
2.05.01.03	Preferred Stock B	666	666
2.05.02	Capital reserve	31.137	31.137
2.05.02.01	Monetary Correction of capital	9.837	9.837
2.02.02.02	Subscription premium of shares	6.057	6.057
2.05.02.03	Special Monetary Correction	4.175	4.175
2.05.02.04	Remuneration of fixed assets in progress	6.386	6.386
2.05.02.05	Investment subsidy reserves	9.927	9.927
2.05.02.06	Treasury Shares	(5.245)	(5.245)
2.05.03	Revaluation reserve		
2.05.03.01	Own assets		
2.05.03.02	Subsidiaries/affiliates		
2.05.04	Profit reserve	36.733	36.733
2.05.04.01	Legal reserve	8.703	8.703
2.05.04.02	Statutory reserve	28.030	28.030
2.05.04.03	Contingency reserve		
2.05.04.04	Reserve for future profits		
2.05.04.05	Retained profits		
2.05.04.06	Special reserve for undistributed dividends		
2.05.04.07	Other income reserve		
2.05.05	Accumulated earnings/losses	(7.049)	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.01	Gross revenue from sales/services	56.465	56.465	47,736	47,736
3.02	Deductions from gross revenue	(12,428)	(12,428)	(12,418)	(12,418)
3.02.01	Invoiced VAT (ICMS)	(9,312)	(9,312)	(9,653)	(9,653)
3.02.02	Social contributions (PIS/COFINS)	(2,181)	(2,181)	(1,849)	(1,849)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(935)	(935)	(916)	(916)
3.03	Net revenue from sales/services	44,037	44,037	35,318	35,318
3.04	Cost of goods/services sold	(33,684)	(33,684)	(32,618)	(32.618)
3.04.01	Personnel	(5,317)	(5,317)	(4,977)	(4.977)
3.04.02	Material	(745)	(745)	(818)	(818)
3.04.03	Services rendered by third parties	(2,096)	(2,096)	(2,315)	(2.315)
3.04.04	Electric Energy purchased for resale	(17,316)	(17,316)	(16,938)	(16,938)
3.04.05	Royalties on Hydro Resources	(98)	(98)	(73)	(73)
3.04.06	Electric Power Transportation Charge	(1,433)	(1,433)	(1,204)	(1,204)
3.04.07	Depreciation / Amortization	(3,422)	(3,422)	(3,170)	(3,170)
3.04.08	Fuel Quota Equalization	(1,694)	(1,694)	(1,890)	(1,890)
3.04.09	Provision for contingencies	20	20	(33)	(33)
3.04.10	Other expenses	(1,583)	(1,583)	(1,200)	(1.200)
3.05	Earnings before interest and taxes (EBIT)	10,353	10,353	2,700	2,700
3.06	Other Operating expenses/ revenue	(19,749)	(19,749)	(9,801)	(9,801)
3.06.01	Sales			0	0
3.06.02	General and administrative			0	0
3.06.03	Financial	(17,506)	(17,506)	(8,998)	(8,998)
3.06.03.01	Financial revenue	1,069	1,069	1,170	1,170
3.06.03.02	Financial expenses	(18,575)	(18,575)	(10,168)	(10,168)
3.06.04	Other operating revenue			0	0
3.06.05	Other operating expenses			0	0
3.06.06	Equity adjustment result	(2,243)	(2,243)	(803)	(803)
3.06.06.01	Equity adjustment	(1,874)	(1,874)	(440)	(440)
3.06.06.02	Amortization of premium	(369)	(369)	(363)	(363)
3.07	Operating income	(9,396)	(9,396)	(7,101)	(7,101)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.08	Non operating income	53	53	1,671	1,671
3.08.01	Revenue	172	172	1,730	1,730
3.08.02	Expenses	(119)	(119)	(59)	(59)
3.09	Earnings before tax / profit-sharing; minority participation	(9,343)	(9,343)	(5,430)	(5,430)
3.10	Provision for income tax and social contribution			0	0
3.11	Deferred income tax	2,294	2,294	1,493	1,493
3.11.01	Social Contribution	554	554	359	359
3.11.02	Income tax	1,740	1,740	1,134	1,134
3.12	Profit sharing; minority shareholders/statutory contributions			0	0
3.12.01	Profit sharing			0	0
3.12.02	Contributions			0	0
3.13	Reversal of interests on capital			0	0
3.15	Net income	(7,049)	(7,049)	(3,937)	(3.937)
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.00006)	(0.00006)	(0.00003)	(0.00003)

04.01 - EXPLANATORY NOTES

NOTES TO THE FINANCIAL INFORMATION AS OF MARCH 31, 2002

(Translation of the report original in Portuguese.
See Note 23 to the financial statements.)
(In thousands of Brazilian reais, unless otherwise indicated.)

1. OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina - CFLCL is a concessionaire of electric energy public services, covering 67 municipalities in the State of Minas Gerais and 1 in the State of Rio de Janeiro, serving approximately 284,259 consumers (not reviewed by independent public accountants).

The Company is the parent company of other companies. The ownership interest percentage and information on these investments are presented in Notes 3, 10 and 11.

The Company presented negative working capital as of March 31, 2002 and for the year ended 2001 in the amounts of R$113,979 (R$295,788 for the consolidated) and R$102,510 (R$413,132 for the consolidated), respectively. This deficiency arises, basically, from the acquisition of the equity control of Saelpa on November 30, 2000 and the Emergency Rationing Program, established by the Federal Government on June 1, 2001, which reduced the Company's revenue from June 2001 to February 2002 by approximately 20%. To cover these deficiencies, the Company has already scheduled the following inflows:

- Financing from BNDES, related to the extraordinary tariff recovery (see Note 5), in the amount of R$58,875 (net of current portion).
- Reimbursement, from the Ministry of Mines and Energy, related to Emergency Rationing Program costs, in the amount of R$19,226 (see Note 22).
- Financing, being contracted with the BNDES, related to investments already made, in the amount of R$141,724.

2. ACCOUNTING PRACTICES AND PRESENTATION

The financial statements were prepared based on the accounting practices laid down by the from Brazilian corporate law, rules and regulations established by the Brazilian Securities Commission (CVM) and specific legislation applicable to concessionaires of electric energy public services established by the National Electric Energy Agency. In the preparation of the quarterly information, the accounting practices were adopted on a consistent basis with those adopted for the preparation of the financial statements as of December 31, 2001, published in the official press on April 9, 2002.

04.01 - EXPLANATORY NOTES

3. CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include the following ownership interests:

	Ownership interest	
	March 31, 2002	December 31,2001
Subsidiaries:		
Energisa S.A. (*)	50.07	50.07
Companhia de Eletricidade de Nova Friburgo	59.47	59.47
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.	99.10	99.10
Telecabo S.A.	97.59	97.59
MCL Cabo S.A.	95.54	95.54
Cat-Leo Energia S.A.	99.99	99.99

(*) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the parent company of CELB (99.13% of voting capital and 88.85% of total capital) and Pbpart SE1 S.A. (50.1% of voting and total capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).

The consolidated financial statements were prepared based on the financial statements of the subsidiaries as of March 31, 2002, in accordance with the consolidation criteria set forth by CVM Instruction No. 247/96.

The reconciliation between the Parent Company's and consolidated's net loss and shareholders' equity is as follows:

	Ownership interest			
	March 31, 2002		December 31, 2001	
	Net loss	Shareholders' equity	Net loss	Shareholders' equity
Parent Company	(7,049)	395,156	(3,937)	402,205
Unrealized profit in transactions with subsidiaries	-	(40,639)	(632)	(40,911)
Profit realization	272			
Consolidated	(6,777)	354,517	(4,569)	361,294

04.01 - EXPLANATORY NOTES

4. CONSUMERS AND CONCESSIONAIRES

	Parent Company		Consolidated	
Types of consumers	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Residential	5,360	4,914	49,176	46,513
Industrial	4,887	4,614	36,715	32,294
Commercial, services and other activities	2,584	2,213	23,603	22,875
Rural	1,143	1,097	12,472	12,320
Public sector-				
Federal	20	20	6,805	17,278
State	207	210	3,275	1,502
Municipal	760	771	12,807	3,356
Public lighting	1,629	1,602	42,152	39,850
Public service	783	689	4,778	5,831
Other	-	-	1,270	12,314
Subtotal - consumers	17,373	16,130	193,053	194,133
Concessionaires (*)	64,982	56,854	162,820	133,025
Unbilled sales	4,765	4,014	25,512	21,475
Total	87,120	76,998	381,385	348,633

(*) Includes energy sold in the Wholesale Energy Market - MAE (see Note 6).

5. EXTRAORDINARY TARIFF RECOVERY

Based on the provisions of Law No. 10,438 of April 26, 2002 (Provisional Measure No. 14 of December 31, 2001), Resolution No. 91 of the Energy Crisis Management Committee - GCE of December 21, 2001, and ANEEL Resolution No. 31 of January 24, 2002, the Company and its subsidiaries CENF, Energipe, CELB and Saelpa, performed an analysis of the extraordinary tariff recovery amount, aiming at the economic and financial balance of the concession contracts, through refund of consumption losses arising from the Emergency Energy Rationing Program from June 1, 2001 to February 28, 2002.

The aforementioned extraordinary tariff recovery will be performed by applying adjustments to the tariffs in effect as of December 31, 2001, as recognized by ANEEL:

a. 2.9% for residential and rural consumers (except low-income consumers).

b. 7.9% for the other customers.

04.01 - EXPLANATORY NOTES

The extraordinary tariff recovery for the period from June 1, 2001 to February 28, 2002 was recorded under the "Electricity sales" caption and is composed as follows:

	Parent Company			Consolidated		
	Tariff recovery	Energy from independent suppliers	Total	Tariff recovery	Energy from independent suppliers	Total
BALANCE AS OF DECEMBER 31, 2001	4,768	8,335	13,103	.06,490	62,462	168,952
Recognition	(752)	697	(55)	17,364	7,018	24,382
Amortization	(1,614)	-	(1,614)	(8,623)	-	(8,623)
Monetary restatement	144	186	330	4,753	2,574	7,327
BALANCE AS OF MARCH 3, 2002	2,546	9,218	11,764	.19,984	72,054	192,038
Current portion	-	-	4,800	-	-	78,338
Long-term portion	-	-	6,964	-	-	113,700

The amount related to the energy from independent suppliers, net of PIS and Cofins (taxes on revenue), was also recorded as operating expense based on a notice released by Asmae (Wholesale Energy Market Administrator), in the amount of R$8,881 (R$671 for the first quarter of 2002 and R$179 for restatement; R$8,031 for 2001) and R$69,424 for the consolidated (R$6,762 and R$2,480 for restatement in the first quarter of 2002; R$60,182 for 2001). These amounts will be passed on to the generators.

Possible decisions from regulatory authorities of the electric energy sector, regarding extraordinary tariff recovery, as well as the amount related to the energy from independent suppliers may result in significant adjustments to the amounts recorded by the Company and its subsidiaries. The effective amounts to be disclosed will be approved by ANEEL, as set forth by its Resolution No. 72 of February 7, 2002.

As part of the contract related to tariff recovery, Energipe and its subsidiaries will pay to the supplier the full amounts of the initial contracts for electric energy supply, reduced by the 0.9759 factor, established by ANEEL. As of March 31, 2002, these amounts total R$2,873 (R$3,176 for 2001) and R$29,595 for the consolidated (R$28,571 for 2001). This amount plus the aforementioned energy from independent suppliers, totaling R$11,754 (R$11,207 for 2001) and R$99,019, as of March 31, 2002, for the consolidated (R$88,753 for 2001), was recorded in income, under the "Electricity Purchased for Resale" caption and is a component of the Suppliers account in Current and Long-term liabilities

Financing will be granted to the Company and its subsidiaries by the National Economic and Social Development Bank (BNDES), as an advance of compensation related to the extraordinary tariff, in an amount which is approximately 90% of the amount to be refunded. Funds arising from the billing of the extraordinary tariff recovery of the Company's customers will be fully destined to settlement of this financing. The companies' management, based on projected future income, estimate that the tariff recovery will be in effect for the following periods: CFLCL - 24 months; CENF - 54 months; Energipe - 47 months; CELB - 65 months and Saelpa - 56 months.

04.01 - EXPLANATORY NOTES

6. WHOLESALE ENERGY MARKET - MAE

	March 31, 2002				December 31, 2001			
	Parent Company		Consolidated		Parent Company		Consolidated	
Period	Sale	Purchase	Sale	Purchase	Sale	Purchase	Sale	Purchase
July 1999 to August 2000	24	1	482	82	24	1	482	82
September 2000 to April 2001	3,176	528	20,060	1,252	3,176	528	20,060	1,252
May 2001	913	-	3,297	3,363	913	-	3,297	3,363
June to December 2001	50,826	-	104,363	88,357	50,826	-	104,363	88,357
January to March 2002	8,874	-	12,905	64	-	-	-	-
Total	63,813	529	141,107	93,118	54,939	529	128,202	93,054

The amounts related to the period from September 2000 to April 2001 were accrued by the Company's Management based on information provided by MAE.

For the other months, balances were calculated considering internal estimates, in accordance with preliminary understanding with ANEEL, not formalized yet, information included in the statement provided by MAE, dated March 13, 2002, and other data related to intercompany transactions, as well as regulation in force.

The final decisions of the electric sector regulatory authorities related to MAE operations may result in significant adjustments to the amounts recorded by the Company and its subsidiaries.

7. RECOVERABLE OF "PORTION A" VARIATIONS COST (CVA)

Interministerial Ordinances No. 296, of October 25, 2001 and No. 25, of January 24, 2002, established the Recovery of "Portion A" Cost Variations - CVA for the purpose of recording cost variations, either negative or positive, occurred in the periods between the annual adjustment of tariffs, regarding the items set forth in the electricity distribution concession. Subsequently, ANEEL, through Resolution No. 90, of February 18, 2002, defined the "Portion A" items:

The following items were included by the Company and its subsidiaries as "Portion A" components:

- Fuel Usage Quota - CCC.
- Tariff for the use of transmission facilities of the basic network.
- Financial compensation for the use of water resources.
- Energy purchased based on initial contracts.
- Global Reversion Quota - RGR.
- Electric Energy Service Inspection Fee - TFSEE.
- Connection charges.

The Company and its subsidiaries calculated the CVA amount of R$5,013 (R$13,744 for the consolidated) in 2001. For the quarter, the CVA amount was R$619 (R$7,134 for the consolidated), which were subsequently restated based on the SELIC rate, totaling R$5,850 (R$21,622 for the consolidated). These amounts were recorded under the Prepaid expenses caption, in current and long-term assets, in accordance with the realization estimates.

04.01 - EXPLANATORY NOTES

8. RECOVERABLE TAXES

	Parent Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
ICMS (State VAT)	2,962	2,115	18,883	20,391
IRRF (Withholding income tax)	1,481	1,238	5,687	5,474
IRPJ (Corporate income tax)	3,847	3,703	15,256	17,450
CSLL (Social contribution tax)	1,934	1,867	6,229	7,152
Other	359	334	2,012	1,580
	10,583	9,257	48,067	52,047
Current portion	8,912	7,586	38,409	35,101
Long-term portion	1,671	1,671	9,658	16,946

9. TAX CREDITS

As of March 31, 2002, the Company and its subsidiaries had tax credits available for offset, related to income tax R$18,316 (R$121,148 for the consolidated) and social contribution tax R$5,122 (R$33,878 for the consolidated).

The Company's management, based on projected future results, estimates the realization of these credits within the next 10 years. Subsidiaries Saelpa, Energipe, CELB and CENF expect to realize their credits in up to 8 years.

10. INVESTMENTS

	Parent Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Investments in subsidiaries	402,594	404,468	-	-
Goodwill on acquisition of investments	36,042	36,411	-	-
Investments stated at cost	10,585	10,585	10,884	10,859
	449,221	451,464	10,884	10,859

04.01 - EXPLANATORY NOTES

Following is the information on subsidiaries:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	MCL Cabo S.A.	Cat-Leo Energia S.A	March 31, 2002
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	-
Number of shares/quotas held (thousand):									
Common	18,991	57,509	3,531	-	38	9	14	13,150	-
Preferred	-	-	1	-	75	20	2	-	-
Sharequotas	-	-	-	3,700	-	-	-	-	-
Ownership interest (%)	50,07	59,47	99,96	66,67	99,10	97,59	95,54	99,99	-
Net income (loss)	(5,258)	2,878	12	(49)	(379)	-	-	2,333	-
Shareholders' equity	722,934	38,320	460	1,381	21	264	70	16,106	-
Equity pick-up	(5,522)	1,712	11	(32)	(376)	-	-	2,333	(1,874)
Investments	361,973	22,789	459	921	21	258	67	16,106	402,594

11. RELATED-PARTY TRANSACTIONS

Loans	March 31, 2002		December 31, 2001	
	Assets	Liabilities	Assets	Liabilities
Companies:				
Saelpa	28,551	-	23,145	-
Pbpart Ltda.	-	56,545	-	64,485
Pbpart SE 2 Ltda.	-	13,918	-	13,330
Energipe	23,660	-	-	9,631
Cat-Leo Energia S.A.	67,049	-	112,127	-
Other	15,910	1,674	15,535	650
	135,170	72,137	150,807	88,096

Loans are remunerated at interest rate compatible with market rates, except for advances for future capital increase, which are not remunerated.

The aforementioned transactions are supported by credit facility agreements and were submitted to ANEEL for information and approval.

The related companies provide services related to administrative and support areas and acquisition of software for corporate integrated system for planning and management of resources, which are performed under usual market conditions.

04.01 - EXPLANATORY NOTES

12. LOANS AND FINANCING

	Parent Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
In local currency, with interest up to 6.5% p.a. and monetary restatement based on TJLP variation (Finame, Banese and BNDES)	58,014	57,532	271,633	257,581
In local currency, with interest of 1% p.a. and monetary restatement based on Selic rate variation (BNDES)	7,077	-	34,276	-
In local currency, with interest up to 8% p.a. and Finel, RGR variation (Eletrobrás)	11,617	11,511	30,087	30,829
In local currency, with interest up to 4% p.a. and monetary restatement based on TJLP (BNDES)	-	-	166,758	188,550
In local currency, with interest up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	13,018	13,226
In local currency with interest equivalent to CDI rate (Itacatu, Alliant)	16,459	15,852	16,459	15,852
In local currency, with interest of 1% p.m. and monetary restatement based on TR variation (Funasa)	-	-	6,344	6,506
In local currency, with interest from 1.20% to 11.59% p.a. above CDI Banks: Bradesco, Mercantil, BIC Banco, BNL, Unibanco, Rural, ABN Amro Real, Shahin, ABC Brasil, Itaú, HSBC, BBA Credtanstalt, BBM, Brascan and BES)	153,408	144,765	266,332	354,154
In local currency, with interest up to 5.5% p.a. and monetary restatement based on TJLP variation (Unibanco, Banco BNL, HSBC, BNDES and BIC Banco)	241	238	58,011	21,080
Total local currency	246,816	229,898	862,918	887,778
In foreign currency (US$), with interest of 8.50% p.a. plus exchange rate variation (Unibanco and Banco Real)	-	-	11,618	11,602
Total	246,816	229,898	874,536	899,380
Current portion	171,364	152,862	424,615	491,815
Long-term portion	75,452	77,036	449,921	407,565

TJLP - Brazilian long-term interest rate
Selic - Special System for Settlement and Custody
Finel - Financing for Eletrobrás
RGR - Global reserve for reversion quota
CDI - Interbank deposit rate
IGP-DI - Domestic general price index

Financing from Finame is guaranteed by financed equipment.

Financing obtained from other financial institutions is guaranteed by portions of revenue of the Company and its subsidiaries.

The long-term portion matures as follows:

	March 31, 2002	
	Parent Company	Consolidated
2003	24,993	139,738
2004	11,563	133,621
2005	11,782	90,168
2006	11,406	24,371
2007	8,678	17,262
After 2007	7,030	44,761
	75,452	449,921

13. DEBENTURES

The principal characteristics of debentures are presented in table "10.01 of the CVM Quarterly Information Form - Characteristics of public or private issuance of debentures"

14. PROVISION FOR CONTINGENCIES

The balance of provision for contingencies of R$3,959 (R$100,301 consolidated) considers the estimate of management, together with its legal counselors, and other information at the balance sheet date, and the procedure is consistent with that adopted for 2001. For disputes in progress, the Company has retained deposits and guarantees of R$828 (R$22,037 consolidated).

The balance, by type of contingency, is as follows:

	Parent Company		Consolidated	
Contingencies	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Labor	384	407	36,309	36,332
Civil	1,625	1,625	30,461	30,593
Tax	1,950	1,947	33,531	35,958
Total	3,959	3,979	100,301	102,883

04.01 - EXPLANATORY NOTES

15. INCOME AND SOCIAL CONTRIBUTION TAXES

Revenue (expense) from income and social contribution taxes, recorded in the statement of income for the quarter, of R$2,294 (R$306 consolidated) considered the legal reserves and a compound rate of 33% (25% for income tax and 8% for social contribution tax).

16. CAPITAL - COMPANY

In 2002 and 2001, subscribed and paid-in capital is represented by 48,662,898,398 common shares, 78,280,837,239 preferred shares class "A", and 253,492,770 preferred shares class "B", without par value.

The Company has 16,554,955 common shares and 2,608,274,448 preferred shares class "A", which are recorded under the "treasury shares" caption, in shareholders' equity, in the amount of R$5,245.

17. ELECTRICITY SALES TO FINAL CONSUMERS COMPANY

	Not reviewed					
	Number of consumers		MWh		R$	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
Residential	216,058	203,872	69,239	88,860	18,702	21,164
Industrial	3,115	3,283	74,683	78,583	9,913	9,183
Commercial	26,191	24,697	31,427	39,359	7,593	7,428
Rural	35,418	30,847	22,534	26,161	3,493	3,306
Public sector:						
Federal	40	39	63	89	57	24
State	373	366	1,338	1,729	295	276
Local	2,316	2,259	2,818	3,402	662	574
Public lighting	201	195	10,336	13,709	1,484	1,542
Public service	402	388	7,357	7,591	1,140	814
Own consumption	144	136	456	600	-	-
Subtotal	284,258	266,082	220,251	260,083	43,339	44,311
ICMS	-	-	-	-	(9,312)	(9,653)
Extraordinary tariff recovery	-	-	3,992	-	(55)	-
Unbilled sale (net)	-	-	4,250	2,459	751	397
Electricity sales to distributors	1	-	63,506	181	8,874	55
Other billed services	-	-	-	-	3,556	2,973
Total	284,259	266,082	291,999	262,723	47,153	38,083

04.01 - EXPLANATORY NOTES

Consolidated

	Not reviewed					
	Number of consumers (*)		MWh		R$	
	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001	March 31, 2002	March 31, 2001
Residential	1,432,343	1,354,438	361,585	472,162	79,462	93,001
Industrial	11,729	12,039	455,308	503,722	46,807	45,312
Commercial	129,265	120,128	193,240	224,749	40,732	37,946
Rural	77,640	62,677	57,018	77,328	7,229	7,470
Public sector:						
Federal	583	544	10,002	14,011	2,917	2,122
State	6,004	5,639	15,437	21,676	3,274	3,548
Local	10,573	9,976	15,340	15,349	2,508	2,619
Public lighting	1,413	1,516	69,226	76,640	8,286	7,514
Public service	1,451	1,419	70,199	72,194	8,084	6,466
Own consumption	363	373	1,457	1,684	-	-
Subtotal	1,671,364	1,568,749	1,248,812	1,479,515	199,299	205,998
ICMS	-	-	-	-	(39,757)	(37,183)
Extraordinary tariff recovery	-	-	100,327	-	24,382	-
Electricity sales to distributors	9	8	197,423	87,233	22,542	3,340
Unbilled sale (net)	-	-	22,997	(602)	4,038	176
Other billed services	-	-	-	-	4,791	4,261
Total	1,671,373	1,568,757	1,569,559	1,566,146	215,295	176,592

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

18. MANAGEMENT REMUNERATION

In 2002, the personnel expenses caption for the three-month period includes the amount of R$386 (R$388 for the same period in 2001), for the Company, and R$1,376 (R$1,292 in 2001) for the consolidated, related to management remuneration.

19. INSURANCE

The insured amounts are determined and contracted on a technical basis and are sufficient to cover possible losses arising from losses on permanent assets and inventories .

04.01 - EXPLANATORY NOTES

20. FINANCIAL INSTRUMENTS (CVM INSTRUCTION NO. 235/95)

As of March 31, 2002, the Company and its subsidiaries have swap transactions in the total nominal amount of US$50,0 million, subject to Libor plus interest of 1.25% p.a. This swap limits the financial charges of these contracts to CDI (interbank deposit rate) variation plus 1.9% p.a. For the quarter ended March 31, 2002, a gain on swap transactions of R$1,506 (R$780 consolidated) was determined for the swap transactions.

21. SUPPLEMENTARY PENSION PLANS

The Company and its subsidiaries Energipe, Saelpa and CELB sponsor supplementary pension plans for their employees, as a defined contribution plan (CFLCL) and defined benefit plan (Energipe, Saelpa and CELB).

In the first quarter of 2002, sponsor expenses for these plans were R$87 (R$1,221 consolidated).

The pension plans sponsored by Energipe and Saelpa presented, as of March 31, 2002, an estimated actuarial deficit of R$22,915 and R$28,162 respectively (for the consolidated R$5,254 in current liabilities and R$45,823 in long-term liabilities).

According to CVM Resolution No. 371, of December 13, 2000, these subsidiaries recognized, as of December 31, 2001, provisions to cover these actuarial deficits, as well as the corresponding tax effects, of R$7,562 and R$9,293, respectively. These provisions were recorded directly in Shareholders' Equity of the subsidiaries.

The Company recorded, in this quarter, equity in loss of subsidiaries of R$2,723 related to its portion in the adjustment made to the shareholders' equity of Energisa, parent company of Energipe and Saelpa, as of December 31, 2001, related to actuarial deficits.

22. EMERGENCY ENERGY RATIONING PROGRAM

The Federal Government established, starting June 1, 2001, the energy-rationing program, which was in effect until February 28, 2002. The principal measures adopted are summarized as follows:

a. Collection of tariff surcharges for consumers who did not comply with the targets for consumption decrease, initially defined as a 20% reduction.

b. Distribution of a bonus to consumers included in certain consumption ranges, who presented consumption decrease above the established target.

04.01 - EXPLANATORY NOTES

c. Authorization for industrial and commercial consumers to make direct purchase and sale of electric energy, through issuance of energy certificates and/or bilateral transactions, to cover the excessive consumption in relation to the targets or sale of their monthly surplus.

The certificates received/issued were registered by the Company in the Energy Wholesale Market - MAE.

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa, recorded the following amounts for reimbursable costs, surcharges, bonus and capital contributions received:

	Parent Company		Consolidated	
	March 31, 2002	December 31, 2001	March 31, 2002	December 31, 2001
Rationing costs - (other - noncurrent assets)	1,650	1,526	6,026	5,077
Surcharge - (other - long-term liabilities)	(1,820)	(1,777)	(14,087)	(12,583)
Bonus - (other - noncurrent assets)	8,194	4,830	40,864	25,201
Capital contributions received	(3,187)	-	(13,577)	-
Total refundable amounts	4,837	4,579	19,226	17,695

23. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices established by the corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

* * * * * * * * * * * *

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The following facts related to the quarter ended March 31, 2002 should be highlighted:

ELECTRIC ENERGY MARKET - RATIONING AFFECTS
SALES IN THE FIRST QUARTER

Although the electric energy rationing had finished at the end of February, the first quarter of 2002 was still strongly influenced by this program for reduction of the electric energy consumption in the Company's and its subsidiaries' concession areas. In this quarter, electricity consolidated sales were 1,249 GWh to final consumers in the retail market of the Cataguazes-Leopoldina System companies, i.e. 15.6% lower as compared to same quarter of 2001. By concession area, consumption reductions were as follows:

Reduction of Sales of Electric Energy to Retail Market - %

Southeast Companies

(CFLCL and CENF)

Description	1st quarter of 2002 CFLCL	CENF
Total market	-15.3	-21.4
Residential	-22.1	-21.8
Industrial	-5.0	-23.1
Commercial	-20.2	-17.0
Other classes	-15.7	-24.2

Northeast Companies

(CELB, Energipe and Saelpa)

Description	1st quarter of 2002 CELB	Energipe	Saelpa	Total Southeast and Northeast
Total market	- 19.5	- 15.1	- 14.3	- 15.6
Residential	- 26.8	- 27.3	- 21.2	- 23.4
Industrial	- 15.8	- 4.0	- 14.1	- 9.6
Commercial	- 23.5	- 18.0	- 5.0	- 14.0
Other classes	- 11.4	- 18.4	- 9.8	- 14.4

Note: % Reduction as compared to the same period of 2001.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Energy Balance - 1st Quarter of 2002

(In GWh)

	CFLCL	CENF	CELB	Energipe	Saelpa	Consolidated
(+) Energy sales:						
Residential	69	26	25	91	151	362
Industrial	75	13	57	172	138	455
Commercial	31	13	15	56	78	193
Other classes	45	8	11	74	101	239
Total retail market	220	60	108	393	468	1,249
(+) Tariff recovery	4	11	13	10	62	100
(+) Unbilled	4	1	(1)	5	13	23
(+) Supply	64	8	5	43	70	197
(=) Total	292	80	125	451	613	1,569
(+) Losses	42	9	13	90	196	315
(=) Required energy	334	89	138	541	809	1,884
Own generation	84	16	-	-	-	175
Purchased energy	250	73	138	541	809	1,709

With this market, the Company's consolidated gross operating revenue reached R$255,052 thousand (R$56,465 thousand for the Parent Company) in the first quarter of 2002, which include R$17,364 thousand related to the extraordinary tariff recovery for the last two months of the rationing period, i.e, January and February (R$752 thousand of reversal in the Parent Company). This consolidated gross operating revenue represents an increase of 19.3% as compared to the same period in 2001. Basically, this performance resulted from the following electric energy tariff increases occurred from March 2001 to March 2002, and to the increase of 6.5 % in the number of consumers in the Cataguazes-Leopoldina System, which increased from 1,568,757 in March 2001 to 1,671,373 in March 2002:

Company	Sales tariff increases %	Sales tariff increases Duration
CFLCL	19.33	6.18.2001
CENF	16.25	6.18.2001
Energipe	15.80	4.22.2001
Saelpa	12.60	8.25.2001
CELB	14.77	2.04.2002

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

As presented in the table above, in the first quarter of 2002 only CELB tariffs were increased, however, without the full effect on revenue for this period, since it was in effect after February 4, 2002.

Sales tariffs are adjusted on an annual basis and reflect the adoption of contractual formulas. ANEEL (National Electric Energy Agency) authorized Energipe to apply 14.84% increase in its electricity tariffs effective April 22, 2002, which, accordingly, had no effect on this subsidiary's revenues for the first quarter of 2002.

CASH GENERATION INCREASES 41.3%,
EXPENSES DECREASE 4.7%, BUT THE
COMPANY RECORDS LOSS

In the first quarter of 2002, although the Company and its subsidiaries CENF, Energipe, CELB and Saelpa had generated funds 41.3% higher than in the same period of 2001 and had decrease by 4.7% their controllable expenses, which include personnel, material, third-party services, among other, it was not possible to reverse the consolidated loss of R$6,777 thousand (R$7,049 thousand for the Parent Company). The decrease in revenues from electric energy sale, due to the rationing established by the Federal Government, as well as the increase in the net financial expenses were the principal reasons for this performance.

Amounts in R$000	Parent Company		Consolidated	
	2002	2001	2002	2001
Net operating revenue	44,037	35,318	202,649	166,095
Controllable expenses	(9,524)	(9,310)	(41,151)	(40,405)
Income from electric energy public services	10,353	2,700	39,828	32,481
Net financial expenses	(17,506)	(8,998)	(37,187)	(23,636)
Net loss	(7,049)	(3,937)	(6,777)	(5,389)
Cash generation (EBITDA)	14,499	6,520	55,978	39,617
EBITDA per consumer (R$)	51.0	24.5	33.5	25.3
Controllable expenses per consumer (R$)	33.5	35.0	24.6	25.8

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Cash generations (EBITDA) of distributors, adjusted by reversals and accruals for the quarter, are as follows:

Cash Generation (Adjusted EBITDA)
(In R$000)

Company	1st quarter 2002	2001	Variation %
CFLCL	14,499	6,520	+122
CENF	5,399	2,018	+168
Energipe	12,621	11,866	+6
Saelpa	17,393	15,692	+11
CELB	1,057	3,198	-67
Consolidated adjusted EBITDA (*)	55.978	39.617	41.3
Consolidated EBITDA margin (%)	27.6	23.9	-

(*) Adjusted EBITDA = Income from public electric utility service, plus depreciation, plus allowance for doubtful accounts, provision for contingencies and Voluntary Dismissal Program (PDV), less reversals of reserves for PDV, plus revenues from fines in electricity bills.

Below are some individual and consolidated equity, commercial and performance indicators of electric energy distributors for the quarter ended March 31, 2002:

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Physical data						
Number of employees	756	99	606	177	1,173	2,811
Number of consumers	284,259	75,730	408,273	125,060	778,051	1,671,373
GWh sold to retail market	220	60	393	108	468	1,249
Financial data (R$000)						
Total assets	923,418	63,903	1,236,967	92,024	627,992	2,606,625
Cash and cash equivalents	1,816	301	1,810	290	7,362	11,905
Indebtedness	474,055	8,278	440,335	33,172	151,513	1,038;057
Shareholders' equity	395,156	38,320	682,586	9,769	103,962	354,517
Gross operating revenue	56,465	16,215	65,403	16,222	96,694	255,052
Net operating revenue	44,037	12,986	50,972	13,272	77,833	202,649
Income (loss) from electric energy public services	10,353	4,389	9,697	(63)	11,286	39,828
Net income (loss)	(7,049)	2,878	(5,052)	(156)	5,488	(6,777)
Generation of funds (adjusted EBITDA)	14,499	5,399	12,621	1,057	17,393	55,978
Revenue from tariff recovery	(752)	3,828	1,215	824	12,249	17,364
Revenues (expenses) in MAE*	9,018	721	(52)	(1,628)	1,287	9,346
EBITDA/net revenue	32.9	41.6	24.8	8.0	22.3	27.6

"Wholesale Energy Market

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

CONSOLIDATED INVESTMENTS REACH R$44 MILLION

In the first quarter of 2002, the Company and its subsidiaries Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$44,090 thousand. Of this amount, about 57% were invested in generation, 37% in transmission and distribution, and the remaining 6% in auxiliary services.

Investments Made

Amounts in R$ 000	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
Generation	24,806	44	29	-	-	24,879
Transmission	1,063	-	-	-	-	1,063
Distribution	2,639	987	3,717	752	7,235	15,330
Auxiliary services	819	76	234	132	1,557	2,818
Total	29,327	1,107	3,980	884	8,792	44,090

(*) Includes investments in generation of subsidiaries Cat-Leo Energia (R$7,953 thousand) and Usina Termelétrica de Juiz de Fora (R$16,606 thousand).

Of the investments made, we can highlight the beginning of construction of Small Hydroelectric Plants Ponte, Palestina, Triunfo, Granada and Cachoeira Encoberta, the start-up of which with 100 MW is scheduled for mid-2003, including funds of about R$150 million, as well as investments in the second phase of Usina Termelétrica de Juiz de Fora.

PERFORMANCE OF SHARES ON THE SÃO PAULO STOCK EXCHANGE (BOVESPA)

In the first quarter of 2002, the Company's preferred shares class "A" presented a yield of 1.3% on São Paulo Stock Exchange. Ibovespa, on the other hand, recorded a 2.4% drop.

At the end of March, the Company's preferred shares class "A" were quoted at R$1.60 per thousand shares, with equity value of R$3.17.

The Management.

* * * * * * * * * * * *

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-03/31/2002	4-12/31/2001
1	Total assets	2,606,625	2,536,759
1.01	Current assets	507,528	443,323
1.01.01	Cash on hand	11,905	7,822
1.01.01.01	Cash and banks	10,417	6,425
1.01.01.02	Marketable securities	1,488	1,397
1.01.02	Credits	439,837	383,849
1.01.02.01	Accounts receivable from Clients/Consumers	381,385	348,633
1.01.02.02	Notes and other accounts receivable	42,709	38,741
1.01.02.03	Renegotiated receivables	37,110	39,176
1.01.02.04	Extraordinary tariff recovery	78,338	56,245
1.01.02.05	(-) Allowance for doubtful accounts	(99,705)	(98,946)
1.01.03	Stocks Inventory	4,774	5,653
1.01.04	Other	51,012	45,999
1.01.04.01	Recoverable taxes	38,409	35,101
1.01.04.02	Prepaid expenses	11,321	9,419
1.01.04.03	Other	1,282	1,479
1.02	Long term assets	394,270	399,464
1.02.01	Miscellaneous credits		
1.02.02	Credits with Affiliated Persons		11,059
1.02.02.01	Credits with Affiliated Companies		
1.02.02.02	Subsidiaries		11,059
1.02.02.03	Other related entities		
1.02.03	Others	394,270	388,405
1.02.03.01	Judicial deposits	22,037	21,745
1.02.03.02	Extraordinary tariff recovery	113,700	112,707
1.02.03.03	Prepaid expenses	12,614	13,352
1.02.03.04	Tax credits	155,026	147,491
1.02.03.05	Recoverable taxes	9,658	16,946
1.02.03.06	Notes and other accounts receivable	10,870	11,441
1.02.03.07	Renegotiated receivables	22,159	28,007
1.02.03.08	Others	48,206	36,716
1.03	Permanent assets	1,704,827	1,693,972
1.03.01	Investments	10,884	10,859
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia. Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries		
1.03.01.03	Other investments	905	880
1.03.02	Fixed assets	1,257,918	1,245,935
1.03.02.01	Hydraulic Production	140,215	135,832
1.03.02.02	Transmission System associated to Production	15,127	15,114
1.03.02.03	Distribution of Lines/ Nets/Substations	712,935	706,142
1.03.02.04	Sales	106,581	104,902
1.03.02.05	Administration	67,481	61,948
1.03.02.06	Current fixed assets	167,210	154,753
1.03.02.07	(-) Accumulated Depreciation	(338,564)	(326,189)
1.03.02.08	Premium in incorporated company	496,875	500,543
1.03.02.09	(-) Special Obligations	(109,942)	(107,110)
1.03.03	Deferred	436,025	437,178
1.03.03.01	Goodwill premium at CENF's investment	36,042	36,411
1.03.03.02	Goodwill premium at Energipe's investment	8,095	8,210
1.03.03.03	Goodwill premium at CELB's investment	82,863	83,033
1.03.03.04	Goodwill premium at Saelpa's investment	306,563	307,079
1.03.03.05	Software Acquisition Costs	2,642	2,535
1.03.03.06	(-) Accumulated Amortization	(180)	(90)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-03/31/2002	4-12/31/2001
2	Total liabilities	2,606,625	2,536,759
2.01	Current liabilities	803,316	856,455
2.01.01	Loans and financing	424,615	491,815
2.01.02	Debentures	14,602	12,210
2.01.03	Suppliers	215,788	202,578
2.01.04	Taxes, fees and contributions	100,267	95,951
2.01.04.01	VAT (ICMS) payable	14,988	14,504
2.01.04.02	Social charges payable	2,574	2,527
2.01.04.03	Income tax and social contributions payable	10,124	10,026
2.01.04.04	Social contribution (PIS / Cofins) payable	9,597	6,921
2.01.04.05	Cofins - Refis	4,445	3,598
2.01.04.06	ICMS Schedule	57,179	55,742
2.01.04.07	Others	1,360	2,633
2.01.05	Dividends payable		
2.01.06	Provisions	8,980	8,944
2.01.06.01	Provisions for vacations and salaries	8,980	8,944
2.01.07	Debt owed to affiliates		
2.01.08	Others	39,064	44,957
2.01.08.01	Salaries payable	2,023	2,853
2.01.08.02	Profit sharing payable	1,635	1,559
2.01.08.03	Consumer charges payable	2,360	7,329
2.01.08.04	Interest on own capital payable	3,220	3,212
2.01.08.05	Incumbency of debts	8,419	10,830
2.01.08.06	Public illumination tax	4,575	3,601
2.01.08.07	Others	16,832	15,573
2.02	Long term liability	983,976	854,397
2.02.01	Loans and financing	449,921	407,565
2.02.02	Debentures	140,500	144,662
2.02.03	Provisions		
2.02.04	Debt owed to affiliates		
2.02.05	Others	393,555	302,170
2.02.05.01	Deferred income tax	1,399	1,512
2.02.05.02	Taxes payable	54,535	62,855
2.02.05.03	Contingencies provisions	100,301	102,883
2.02.05.04	Provision for actuarial deficit	45,823	40,513
2.02.05.05	Suppliers	41,934	40,121
2.02.05.06	Advance for future capital increase	133,590	40,430
2.02.05.07	Others	15,973	13,856
2.03	Results of future periods		
2.04	Minority participation	464,816	464,613
2.05	Net equity	354,517	361,294
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common stocks	127,909	127,909
2.05.01.02	Preferred stocks A	205,760	205,760
2.05.01.03	Preferred stocks B	666	666
2.05.02	Capital reserve	26,959	26,959
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	5,749	5,749
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve		
2.05.03.01	Own assets		
2.05.03.02	Subsidiaries/affiliates		
2.05.04	Profit reserve		
2.05.04.01	Legal reserve		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2000	4-03/31/2000
2.05.04.02	Statutory reserve		
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Reserve for future profits	0	0
2.05.04.05	Retained profit	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserve	0	0
2.05.05	Accumulated earnings/losses	(6,777)	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	5-01/01/2001 to 03/31/2001
3.01	Gross revenue from sales/services	255,052	255,052	213,775	213,775
3.02	Deductions from gross revenue	(52,403)	(52,403)	(47,680)	(47,680)
3.02.01	Invoiced ICMS	(39,757)	(39,757)	(37,183)	(37,183)
3.02.02	Pis, Cofins, and ISS	(9,711)	(9,711)	(7,830)	(7,830)
3.02.03	Quotas to the Global Reversion Reserve - RGR	(2,935)	(2,935)	(2,667)	(2,667)
3.03	Net revenue from sales/services	202,649	202,649	166,095	166,095
3.04	Cost of goods/services sold	(162,821)	(162,821)	(133,614)	(133,614)
3.04.01	Personnel	(21,793)	(21,793)	(23,717)	(23,717)
3.04.02	Material	(3,133)	(3,133)	(2,783)	(2,783)
3.04.03	Services rendered by third parties	(11,727)	(11,727)	(10,535)	(10,535)
3.04.04	Electric Energy purchased for resale	(89,447)	(89,447)	(71,931)	(71,931)
3.04.05	Royalties on Hydro Resources	(98)	(98)	(73)	(73)
3.04.06	Electric Potency Transportation Charge	(13,809)	(13,809)	(11,831)	(11,831)
3.04.07	Depreciation / Amortization	(12,456)	(12,456)	(10,448)	(10,448)
3.04.08	Fuel quota equalization -CCC	(5,516)	(5,516)	(5,806)	(5,806)
3.04.09	Provision (reversion) for contingencies	(344)	(344)	6,880	6,880
3.04.10	Other expenses	(4,498)	(4,498)	(3,370)	(3,370)
3.05	Earnings before interest and taxes (EBIT)	39,828	39,828	32,481	32,481
3.06	Other operating expenses	(42,025)	(42,025)	(27,739)	(27,739)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(37,187)	(37,187)	(23,636)	(23,636)
3.06.03.01	Financial revenue	5,778	5,778	10,154	10,154
3.06.03.02	Financial expenses	(42,965)	(42,965)	(33,790)	(33,790)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity adjustment result	(4,838)	(4,838)	(4,103)	(4,103)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	5-01/01/2001 to 03/31/2001
3.06.06.01	Premium Amortization	(4,838)	(4,838)	(4,103)	(4,103)
3.07	Operating income	(2,197)	(2,197)	4,742	4,742
3.08	Non-operating income	(2,622)	(2,622)	(1,315)	(1,315)
3.08.01	Revenue	344	344	576	576
3.08.02	Expenses	(2,966)	(2,966)	(1,891)	(1,891)
3.09	Earning before tax / profit-sharing	(4,819)	(4,819)	3,427	3,427
3.10	Provision for income tax and social contribution	(306)	(306)	(4,247)	(4,247)
3.11	Deferred income tax			0	0
3.12	Profit sharing/statutory contributions			0	0
3.12.01	Profit sharing			0	0
3.12.02	Contributions			0	0
3.13	Reversion of interest on own capital			0	0
3.14	Minority participation	(1,652)	(1,652)	(4,569)	(4,569)
3.15	Net income	(6,777)	(6,777)	(5,389)	(5,389)
	Number of shares, ex. Treasury (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	Earnings per Share				
	Loss per share	(0.00005)	(0.00005)	(0.00004)	(0.00004)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)		9- Number of shares held in previous quarter (THOUSAND REAIS)	
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.47	14.29
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,509		57,509	
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	92.88
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991		18,991	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	01
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-90 / 048
4 - CVM REGISTRATION DATE	09/27/1990
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	07/01/1990
9 - MATURITY DATE	07/01/2002
10 - KIND OF DEBENTURE	SUBORDINATE
11 - CONDITION OF REMUNERATION	TR + 12% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	5,293.88
14 - ISSUED AMOUNT (THOUSAND REAIS)	158,816
15 - ISSUED SECURITIES (UNIT)	30,000
16 - CURRENT SECURITIES (UNIT)	0
17 - SECURITIES IN TREASURY (UNIT)	30,000
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	10/30/1993
22 - DATE OF THE NEXT EVENT	07/01/2002

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	7,486.39
14 - ISSUED AMOUNT (THOUSAND REAIS)	22,459
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	9,169.87
14 - ISSUED AMOUNT (THOUSAND REAIS)	22,925
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	63.70
14 - ISSUED AMOUNT (THOUSAND REAIS)	42,272
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	63.17
14 - ISSUED AMOUNT (THOUSAND REAIS)	67,446
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema, and Saelpa – Sociedade Anônima de Eletrificação da Paraíba.

Income Statement (in R$ thousands)
- 1st Quarter -

	Energipe		CELB		Saelpa	
	2002	2001	2002	2001	2002	2001
Gross Revenue	**65,403**	**60,868**	**16,222**	**16,673**	**96,694**	**82,084**
Invoiced ICMS	(11,251)	(10,227)	(2,264)	(2,457)	(14,388)	(12,196)
PIS, Cofins and ISS	(2,388)	(2,249)	(592)	(609)	(3,529)	(2,657)
Quotas for the Global Reversal Reserve	(792)	(674)	(94)	(72)	(944)	(866)
Net Revenue	**50,972**	**47,718**	**13,272**	**13,535**	**77,833**	**66,365**
Personnel	(5,341)	(6,268)	(1,589)	(1,636)	(8,193)	(10,089)
Material	(643)	(895)	(273)	(217)	(1,286)	(744)
Third Party Services	(3,336)	(2,946)	(1,007)	(904)	(5,076)	(4,149)
Energy Purchased for Resale	(23,345)	(20,650)	(7,784)	(6,214)	(37,944)	(28,806)
Electricity Potency Transportation	(3,903)	(3,706)	(1,317)	(1,125)	(6,857)	(5,796)
Depreciation / Amortization	(3,190)	(2,857)	(726)	(638)	(3,710)	(3,231)
CCC – Fuel Consumption Account	(1,374)	(1,360)	(320)	(379)	(1,594)	(1,579)
Provision for Doubtful Accounts and Contingencies	880	206	(218)	(316)	(522)	7,346
Other Expenses	(1,023)	(821)	(101)	(122)	(1,365)	(1,253)
Result for the Electricity Activities	**9,697**	**8,421**	**(63)**	**1,984**	**11,286**	**18,064**
Financial Revenue	5,480	2,215	1,514	511	7,590	2,453
Financial Expenses	(21,027)	(10,427)	(1,706)	(1,542)	(10,679)	(3,888)
Result of the Equity Adjustment	1,355	2,429	-	-	-	-
Amortization of the Premium	(3,668)	(3,524)	-	-	-	-
Operating Result	**(8,163)**	**(886)**	**(255)**	**953**	**8,197**	**16,629**
Non-Operating Revenue	34	49	24	44	160	27
Non-Operating Expense	7	(1,474)	(22)	(1)	-	-
Result before Income Tax and Social Contribution	**(8,122)**	**(2,311)**	**(253)**	**996**	**8,357**	**16,656**
Income Tax and Social Contribution	3,070	1,085	97	(337)	(2,869)	(5,942)
Net Income (loss)	**(5,052)**	**(1,226)**	**(156)**	**659**	**5,488**	**10,714**

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

(Translation of the report originally issued in Portuguese.
See Note 23 to the financial statements.)

To the Board of Directors and Shareholders of
Companhia Força e Luz Cataguazes-Leopoldina.

(1) We have performed a special review of the quarterly information of COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA (a Brazilian corporation) and subsidiaries (consolidated), which include the balance sheet as of March 31, 2002, the statement of income for the quarter then ended, the performance report, and relevant information, prepared under the responsibility of the Company's management.

(2) Our review was conducted in accordance with specific standards established by IBRACON - The Brazilian Institute of Independent Public Accountants, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of quarterly information, and (b) review of the information and subsequent events that had or may have had significant effects on the financial position and operations of the Company and its subsidiaries.

(3) Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to in paragraph (1) for it to be in conformity with accounting practices established by the Brazilian corporate law, applied on a basis consistent with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

(4) As commented in Notes 5, 6 and 7, the Company and its subsidiaries recorded in their financial statements as of March 31, 2002, receivables related to the tariff recovery for the energy rationing period and deferred expenses related to the cost variations of Portion "A" ("CVA"), arising from the application of Law No. 10,438/02 and Resolution No. 90 of the National Electric Energy Agency - ANEEL and No. 91 of the Energy Crisis Management Committee - GCE. In addition, they recorded amounts related to the purchase and sale of electric energy in the Wholesale Energy Market - MAE, considering internal estimates, in accordance with preliminary understanding with ANEEL, not formalized yet. The amounts related to tariff recovery for the rationing period and deferred expenses related to the Portion "A" ("CVA") are being realized by means of extraordinary tariff increases approved by specific resolutions of ANEEL, as well as

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

through inclusion of CVA in the annual analysis of tariff adjustments, both of which are pending ANEEL's review and approval.

(5) We had previously reviewed the balance sheet as of December 31, 2001 (individual and consolidated), presented for comparative purposes, and our report thereon, dated March 27, 2002, without qualification, included an emphasis paragraph mentioning the matter discussed in paragraph (4) above. The individual and consolidated statements of income for the quarter ended March 31, 2001 were also reviewed by us and our report thereon, dated May 10, 2001, was issued without qualification.

Cataguases, May 14, 2002

ARTHUR ANDERSEN S/C

Luiz Carlos Marques
Engagement Partner

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.01	Gross revenue from sales/services	16,215	16,215	12,388	12,388
3.02	Deductions from gross revenue	(3,229)	(3,229)	(3,241)	(3,241)
3.02.01	Invoiced VAT (ICMS)	(2,468)	(2,468)	(2,650)	(2,650)
3.02.02	Social contributions (PIS/COFINS)	(592)	(592)	(452)	(452)
3.02.03	Quotas to the Global Reversion Reserve - *RGR)*	(169)	(169)	(139)	(139)
3.03	Net revenue from sales/services	12,986	12,986	9,147	9,147
3.04	Cost of goods/services sold	(8,597)	(8,597)	(7,828)	(7,828)
3.04.01	Personnel	(689)	(689)	(674)	(674)
3.04.02	Material	(91)	(91)	(92)	(92)
3.04.03	Services rendered by third parties	(1,732)	(1,732)	(1,758)	(1,758)
3.04.04	Electric Energy purchase for resale	(4,410)	(4,410)	(3,960)	(3,960)
3.04.05	Depreciation	(585)	(585)	(512)	(512)
3.04.06	Fuel quota equalization - CCC	(533)	(533)	(598)	(598)
3.04.07	Other expenses	(557)	(557)	(234)	(234)
3.05	Earnings before interest and taxes (EBIT)	4,389	4,389	1,319	1,319
3.06	Other Operating expenses/revenues	(43)	(43)	46	46
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial results	(43)	(43)	46	46
3.06.03.01	Financial revenue	274	274	156	156
3.06.03.02	Financial expenses	(317)	(317)	(110)	(110)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity income result	0	0	0	0
3.07	Operating income	4,346	4,346	1,365	1,365
3.08	Non-operating income	(5)	(5)	(5)	(5)
3.08.01	Revenue	0	0	18	18
3.08.02	Expenses	(5)	(5)	(23)	(23)
3.09	Income before Tax/profit-sharing	4,341	4,341	1,360	1,360
3.10	Provision for income tax and social contribution	(1,463)	(1,463)	(453)	(453)
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	2,878	2,878	907	907
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0.02976	0.02976	0.00938	0.00938
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

03/31/2002

Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.01	Gross revenue from sales/services	0		0	0
3.02	Deductions from gross revenue	0		0	0
3.03	Net revenue from sales/services	0		0	0
3.04	Cost of goods/services sold	0		0	0
3.05	Gross operating profit	0		0	0
3.06	Operating expenses/revenue	(5,258)	(5,258)	(1,354)	(1,354)
3.06.01	Sales	0	0	0	0
3.06.02	General and administrative	(33)	(33)	(87)	(87)
3.06.03	Financial results	12	12	66	66
3.06.03.01	Financial revenue	12	12	82	82
3.06.03.02	Financial expenses	0	0	(16)	(16)
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	(204)	(204)	(111)	(111)
3.06.05.01	Goodwill amortization	(204)	(204)	(111)	(111)
3.06.06	Equity adjustment result	(5,033)	(5,033)	(1,222)	(1,222)
3.07	Operating income	(5,258)	(5,258)	(1,354)	(1,354)
3.08	Non-operating income	0	0	0	0
3.08.01	Revenue	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Tax/profit-sharing	(5,258)	(5,258)	(1,354)	(1,354)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2002 to 03/31/2002	4-01/01/2002 to 03/31/2002	5-01/01/2001 to 03/31/2001	6-01/01/2001 to 03/31/2001
3.12	Profit sharing/statutory contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of interest on capital	0	0	0	0
3.15	Net income /loss	(5,258)	(5,258)	(1,354)	(1,354)
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.13862)	(0.13862)	(0.03570)	(0.03570)

18.02 – COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION **03/31/2002** **Corporate Legislation**
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS

File No. 82-5147
Edition # 05/2002
May 31st, 2002



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Investor Relations Monthly Report

- **Consolidated Operational Revenue was of R$ 337,1 million in the first four months**

Two months after having ended the rationing, the consumption of electricity is showing signs of recovery, although still below expectations. The consolidated sales per capita have increased from 247 KWh per consumer in January this year, to 282 KWh per consumer in April 2002, representing an increase of 14%. On the other hand, the consolidated per capita residential consumption increase 10% in the same period, going from 86 KWh per consumer to 95 KWh per consumer.



Consolidated Consumption per Capita in KWh
January to April of 2002
Consolidated Total Consumption per Capita
Consolidated Residential Consumption per Capita
247
240
262
282
86
83
84
95
250
200
150
100
50
0
Jan
Feb
Mar
Apr

With this market, the Consolidated Gross Revenue for the Cataguazes-Leopoldina System was of R$337,1 million, in the January-April period, representing an increase of 16% when compared to the same period of 2001. Still, the consolidated sales of energy of the Cataguazes-Leopoldina System were of 1,709 GWh to its end consumers, representing a decrease of 14% when compared to the same period of 2001.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa Operating Indicators – January to April 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million.......	**74.1**	**20.8**	**89.1**	**21.8**	**127.7**	**337.1**
Gross Revenue Growth - %	17	25	11	- 4	13	16
Electricity Sales – GWh	**300**	**83**	**538**	**148**	**640**	**1,709**
Retail Market						
• Residential	95	37	125	34	207	498
• Industrial	100	18	234	79	189	620
• Commercial	43	18	77	20	106	264
• Other classes	62	10	102	15	138	327
Sales Decrease- % (*)	**- 14.3**	**- 20.4**	**- 13.5**	**- 17.8**	**- 12.4**	**- 14.0**
• Residential	- 20.7	- 20.5	- 24.6	- 24.8	- 18.4	- 21.1
• Industrial	- 5.0	- 22.6	- 3.4	- 14.1	- 12.2	- 8.6
• Commercial	- 19.2	- 17.3	- 16.2	- 22.5	- 4.4	- 13.0
• Other classes	- 13.7	- 20.9	- 16.5	-12.7	- 8.2	- 12.6

(*) Decrease in relation to the same period of 2001.

- **Consolidated Result of Cataguazes-Leopoldina in 1st quarter of 2002 was negative in R$6.8 million**

In the first quarter of 2002, despite the facts that CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa reported na EBITDA 41.3% higher over equal term last year and have reduced in 4.7% its controllable expenses per consumer such as personnel, material, third party services and other, it was not able to revert the consolidated negative result of R$6.8 million (R$7.0 million in the parent company). The main reasons for that were the reduction in the electrical energy supply, due to the rationing instituted by Federal Government, as well as the increase in the net financial expenses.

First Quarter of 2002 Results Summary

Figures in R$ millions	Parent Company		Consolidated	
	2002	2001	2002	2001
Gross Revenue	56.5	47.7	255.1	231.8
Net Operating Revenue	44.0	35.3	202.6	166.1
Controllable Expenses	(9.5)	(9.3)	(41.2)	(40.4)
EBIT	10.4	2.7	39.8	32.5
Adjusted EBITDA	14.5	6.5	56.0	39.6
Financial Result	(17.5)	(9.0)	(37.2)	(23.6)
Loss in the period	(7.0)	(3.9)	(6.8)	(5.4)



EBITDA in 1st quarter of 2002
- R$ million -
14.5
6.5
5.4
2.0
12.6
11.9
1.1
3.2
17.4
15.7
56.0
39.6
CFLCL
CENF
Energipe
CELB
Saelpa
Consolidated
2002
2001

For further clarifications and additional information, please do not hesitate to contact us.
In Cataguases - Tel: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 509-3771 / 509-7622 / Fax: +55 21 221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br
Mauricio Perez Botelho
Investor Relations Director

File No. 82-5147

(11)

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition # 06/2002
June 26th, 2002

Investor Relations Monthly Report

03 FEB -5 AM 7:21

• Consumer recovery still slow
Consolidated operating revenue was R$424.8 million in five months

The declining power consumption is taking its time to return to normal. Particularly in May this year, power consumption in the concession areas of the firms in the Cataguazes-Leopoldina System was 4.5% less than for the same month in 2001. Although negative, this consumption shows progress when compared to the 16.0% drop recorded in January 2002. The consolidated consumption of the residential class, the most affected by rationing in 2001, totals 8.8% less than in May 2001, while in January this indicator was a negative 23.5%. The demand by the industrial class, in turn, fell 1.4% in May against an 8.8% drop in January.

As a result, Cataguazes-Leopoldina had consolidated power sales of 2,175 GWh to its end consumers in the first five months of the year, that is, still 12.1% less than for the same period in 2001.

With this market, the Cataguazes-Leopoldina consolidated gross revenue was R$424.8 million between January and May 2002, which is a 13.9% rise compared to the same period in 2001.

Declining Power Consumption in 2002
(In relation to the same month of 2001)

	January		May	
	Sales (GWh)	**Declining (%)**	**Sales (GWh)**	**Declining (%)**
Companies of the Southeast				
CFLCL	73	17.0	82	3.1
CENF	20	20.8	23	7.5
Southeast Subtotal	93	17.9	105	4.1
Companies of the Northeast				
Energipe	129	14.6	152	1.5
CELB	35	20.7	41	1.5
Saelpa	154	14.7	168	7.9
Northeast Subtotal	318	15.4	361	4.6
Southeast + Northeast Total	411	**16.0**	**466**	**4.5**

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to May 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million ...	**91.6**	**25.4**	**116.6**	**28.7**	**160.1**	**424.8**
Gross Revenue Growth - %	14.9	22.7	11.0	- 2.4	9.1	13.9
Electricity Sales – GWh	**382**	**106**	**690**	**189**	**808**	**2,175**
Retail Market						
• Residential	120	47	161	44	264	636
• Industrial	127	23	301	100	238	790
• Commercial	54	23	98	26	131	331
• Other classes	81	13	130	19	175	418
Sales Decrease - % (*)	**- 12.1**	**- 17.9**	**- 11.1**	**- 14.7**	**- 11.5**	**- 12.1**
• Residential	- 18.4	- 18.5	- 22.0	- 21.4	- 16.3	- 18.7
• Industrial	- 3.5	- 21.1	- 0.5	- 11.4	- 12.9	- 7.1
• Commercial	- 17.3	- 13.2	- 15.0	- 18.3	- 4.7	- 11.8
• Other classes	- 10.8	- 17.7	- 9.9	- 14.6	- 6.2	- 10.4

(*) Decrease in relation to the same period of 2001.

• Cataguazes-Leopoldina and CENF supply rates rose 16.19% and 12.35%
Aneel approves electricity rates fixed between CFLCL, CENF and suppliers

Aneel authorized Cataguazes-Leopoldina and CENF to increase their electricity rates as of June 18th. The electricity rates are adjusted annually and reflect the use of contractual formulas which take into account cost variation incurred by the companies during the last twelve month period.

Aneel also approved, as from the same date, the increases in purchased power charges to CFLCL and CENF, with regard to their Initial Agreements.

Electricity Rates Increase - %

Companies	End Consumers	Purchased Power
CFLCL	16.19	14.50 (*)
CENF	12.35	13.22

(*) Average increase - CFLCL / Furnas (15.45%) and CFLCL / Cemig (8.72%).

For further clarifications and additional information, please do not hesitate to contact us
In Cataguases - Tel: + 55 032 3429-6000 / Fax: + 55 032 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 2509-3771 / 2509-7622 / Fax: +55 021 2221-7954
http://www.cataguazes.com.br or e-mail para: stockinfo@cataguazes.com.br

Mauricio Perez Botelho
Investor Relations Director



File No. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition # 07/2002
July 31st, 2002

Investor Relations Monthly Report

03 FEB -5 AM 7:21

Recovery of consumption continues to be slow
Consolidated operating revenue was R$ 513 million in 1st semester of 2002

Electricity consumption recovery had been less than expected. In June 2002, the sales volume of the companies serving by Cataguazes-Leopoldina Group was 2.0% lower than for the same month last year. Residential consumers continue to save electricity, being 3.8% higher than in June 2001, which was the first month of the rationing period. Individually, by company, the greatest evolution of residential consumption in June was in the concession area of the CENF: +9.9%, followed by the markets of the CFLCL (+ 8.7%), CELB (+ 4.1%), Energipe (+ 2.1%) and Saelpa (+ 1.8%). In terms of total electricity sales, these distributors performed differently this month: particularly the CFLCL, CELB and CENF, whose electricity sales recorded growths of 11.5%, 8.3% and 8.2%, respectively, whereas the markets of the Energipe and Saelpa showed declines of 12.8% and 0.5%, respectively. It should be mentioned that the reduction in consumption in the market served by Energipe was due to the consumption figures in June 2001 was affected by extraordinary sales adjustments.

Increase / Declining Power Consumption in 2002
(In relation to the same month of 2001)

	January		June	
	Sales (GWh)	**Declining (%)**	**Sales (GWh)**	**Declining (%)**
Companies of the Southeast				
CFLCL	73	- 17.0	78	+ 11.5
CENF	20	- 20.8	23	+ 8.2
Southeast Subtotal	93	- 17.9	101	+ 10.8
Companies of the Northeast				
Energipe	129	- 14.6	146	- 12.8
CELB	35	- 20.7	40	+ 8.3
Saelpa	154	- 14.7	174	- 0.5
Northeast Subtotal	318	- 15.4	360	- 5.0
Southeast + Northeast Total	**411**	**- 16.0**	**461**	**- 2.0**

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to June 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million ...	**109.8**	**30.1**	**143.2**	**35.8**	**192.9**	**513.4**
Gross Revenue Growth - %	6.0	25.9	7.3	2.0	10.3	11.9
Electricity Sales – GWh	**460**	**129**	**836**	**229**	**982**	**2,636**
Retail Market						
Residential	144	57	197	53	321	772
Industrial	154	28	365	121	294	962
Commercial	64	27	119	31	156	397
Other classes	98	17	155	24	211	505
Sales Decrease - % (*)	**- 8.8**	**- 14.3**	**- 11.4**	**- 11.4**	**- 9.7**	**- 10.5**
Residential	-14.9	- 14.5	- 18.5	-17.7	- 13.6	- 15.5
Industrial	- 0.1	-17.9	- 5.4	- 7.6	-11.2	- 7.2
Commercial	-14.8	- 9.7	-13.7	-16.4	- 3.5	- 10.1
Other classes	- 7.7	- 14.2	-13.1	- 7.6	- 5.5	- 8.8

(*) Decrease in relation to the same period of 2001

As such, the Cataguazes-Leopoldina network recorded consolidated electricity sales to its final consumers of 2.636 GWh in the first half of 2002, still 10.5% less than for the same period in 2001. Therefore, the Cataguazes-Leopoldina consolidated gross revenue was R$513,4 million between January and June 2002, which represents an increase of 11.9% over that recorded for the same period in 2001.

Cat-Leo Energia signs financing agreement with the BNDES in the amount of R$128 million

The controlled company Cat-Leo Energia signed a financing agreement with the BNDES – *Banco Nacional de Desenvolvimento Econômico e Social* (National Economic & Social Development Bank) for R$128 million, for the works being carried out at the five PCHs – *Pequenas Centrais Hidrelétricas* (Small Hydroelectric Plants), Ponte, Palestina, Triunfo, Cachoeira Encoberta and Granada, each of which is at a different stage of construction. The financing will have a repayment period of 144 months, of which 27 months is a grace period. These power plants, due to come into operation in 2003, will have an total installed capacity of around 100 MW (annual production capacity of 493 GWh) and will demand investments in the range of R$ 178 million.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Tel: + 55 032 3429-6000 / Fax: + 55 032 3422-1701 / 3421-4240
In Rio de Janeiro - Tel: +55 21 2509-3771 / 2509-7622 / Fax: +55 021 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

(13)

File No. 82-5147

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2002 Corporate
Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORCA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 08/13/2002

Person in charge: Carlos Aurélio Martins Pimentel

Area Code and Telephone Number: 032 3429-6226

Quantity of diskettes produced: 1

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE		
3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS			2 - LOCALITY OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - CEP	4 - MUNICIPALITY		5 - UF (Federal Unit-State)	
36770-901	Cataguases		MG	
6 - DDD	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
32	3429-6000	3429-6282	3429-6226	
11 - DDD	12 - Fax:	13 - Fax:	14 - FAX	
32	3421-4240	3422-1701	-	
15 - E-MAIL				
stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME				
Mauricio Perez Botelho				
2 - COMPLETE ADDRESS			3 - Locality or District	
Praça Rui Barbosa, 80			Centro	
4 - CEP	5 - MUNICIPALITY			6 - UF
36770-901	Cataguases			MG
7 - DDD	8 - Telephone	9 - Telephone	10 - Telephone	11 - Telex
32	3429-6000	3429-6282	3429-6337	
12 - DDD	13 - Fax	14 - Fax	15 - Fax	
32	3421-1702	3421-4240	-	
16 - E-mail				
mbotelho@cataguazes.com.br				

01.04 - ITR'S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2002	12/31/2002	2	04/01/2002	06/30/2002	4	01/01/2002	03/31/2001
9-NAME / CORPORATE NAME OF AUDITOR					10- CVM CODE		
Deloitte Touche Tohmatsu Auditores Independentes					00385-9		
11-NAME OF THE RESPONSIBLE TECHNICIAN					12-CPF OF RESPONSIBLE TECHNICIAN		
Luiz C. Marques					043.982.278-57		

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 06/30/2002	2 03/31/2001	3 06/30/2001
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	2,608,274
6 - Total	2,624,829	2,624,829	2,624,829

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-06/30/2002	4-03/31/2002
1	Total assets	853,850	923.418
1.01	Current assets	74,380	107.774
1.01.01	Cash on hand	1,937	1.816
1.01.01.01	Cash and banks	1,715	1.444
1.01.01.02	Marketable securities	222	372
1.01.02	Credits	57,735	92.875
1.01.02.01	Account receivable from Clients/Consumers	52,791	87.120
1.01.02.02	Notes and other accounts receivable	1,681	3.489
1.01.02.03	Extraordinary tariff recovery	5,624	4.800
1.01.02.04	Allowance for doubtful accounts	(2,361)	(2.534)
1.01.03	Stocks / Inventories	553	622
1.01.04	Others	14,155	12.461
1.01.04.01	Recoverable taxes	9,555	8.912
1.01.04.02	Prepaid expenses	3,745	2.682
1.01.04.03	Others	855	867
1.02	Long term assets	157,165	188.247
1.02.01	Miscellaneous credits	-	-
1.02.02	Credits from related entities	91,747	135.170
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	91,747	135.170
1.02.02.03	Other related entities	-	-
1.02.03	Others	65,418	53.077
1.02.03.01	Judicial deposits	867	828
1.02.03.02	Extraordinary tariff recovery	2,812	6.964
1.02.03.03	Prepaid expenses	1,826	3.413
1.02.03.04	Tax credits	40,043	23.438
1.02.03.05	Recoverable taxes	1,954	1.671
1.02.03.06	Notes and other accounts receivable	6,764	6.569
1.02.03.07	Other	11,152	10.194
1.03	Permanent assets	622,305	627.397
1.03.01	Investments	443,216	449.221
1.03.01.01	Holdings in affiliates	9,979	9.979
1.03.01.01.01	Cia Industrial Cataguases	9,979	9.979
1.03.01.02	Holdings in subsidiaries	432,675	438.636
1.03.01.02.01	Energisa S/A	364,908	361.973
1.03.01.02.02	Multipar S/A	448	459
1.03.01.02.03	Multiagro Ltda.	882	921
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	23,098	22.789
1.03.01.02.05	Goodwill premium at CENF's investment	35,637	36.042
1.03.01.02.06	Teleserv S/A	-	21
1.03.01.02.07	Telecabo S/A	258	258
1.03.01.02.08	MCL Cabo S/A	67	67
1.03.01.02.09	Cat-Leo Energia S/A	7,377	16.106
1.03.01.03.	Other Investments	562	606
1.03.01.03.01	Other Investments by cost	562	606
1.03.02	Fixed assets	178,059	177.270
1.03.02.01	Hydraulic energy generation	63,599	63.476
1.03.02.02	Transmission system relating to generation	11,745	11.708
1.03.02.03	Distribution lines, nets, substations	202,815	198.250
1.03.02.04	Sales	21,793	20.511
1.03.02.05	Management	22,713	22.315
1.03.02.06	Fixed assets in progress	24,644	25.780
1.03.02.07	Accumulated depreciation	(101,070)	(97.798)
1.03.02.08	(-) Special Obligations	(68,180)	(66.972)
1.03.03	Deferred	1,030	906
1.03.03.01	Costs of Software acquisition	1,172	1.005
1.03.03.02	(-) Accumulated Amortization	(142)	(99)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-06/30/2002	4-03/31/2002
2	Total liabilities	853,850	923.418
2.01	Current liabilities	218,839	221.753
2.01.01	Loans and financing	159,999	171.364
2.01.02	Debentures	18,447	14.602
2.01.03	Suppliers	27,662	22.721
2.01.04	Taxes, fees and contributions	6,511	6.266
2.01.04.01	VAT (*ICMS*) payable	5,413	4.381
2.01.04.02	Taxes and social charges payable	500	480
2.01.04.03	Income tax withheld at the source	-	-
2.01.04.04	Social contribution (PIS/COFINS) payable	218	1.198
2.01.04.05	Other	380	207
2.01.05	Dividends payable	-	-
2.01.06	Provisions	2,355	2.033
2.01.06.01	Vacation and salaries	2,355	2.033
2.01.07	Debt owed to affiliates	-	-
2.01.08	Others	3,865	4.767
2.01.08.01	Salaries payable	47	48
2.01.08.02	Participation payable	318	650
2.01.08.03	Consumer charges payable	628	828
2.01.08.04	Interest on own capital payable	897	897
2.01.08.05	Others	1,975	2.344
2.02	Long term liability	279,680	306.509
2.02.01	Loans and financing	74,387	75.452
2.02.02	Debentures	141,660	140.500
2.02.03	Provisions	-	-
2.02.04	Debt owed to affiliates	46,284	72.137
2.02.05	Others	17,349	18.420
2.02.05.01	Special obligations	-	-
2.02.05.02	Provisions for contingencies	3,911	3.959
2.02.05.03	Suppliers	3,138	5.357
2.02.05.04	Other	10,300	9.104
2.03	Results of future periods	-	-
2.04	Minority participation	-	-
2.05	Net equity	355,331	395.156
2.05.01	Paid in capital	334,335	334.335
2.05.01.01	Common Stock	127,909	127.909
2.05.01.02	Preferred Stock A	205,760	205.760
2.05.01.03	Preferred Stock B	666	666
2.05.02	Capital reserve	31,137	31.137
2.05.02.01	Monetary Correction of capital	9,837	9.837
2.02.02.02	Subscription premium of shares	6,057	6.057
2.05.02.03	Special Monetary Correction	4,175	4.175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6.386
2.05.02.05	Investment subsidy reserves	9,927	9.927
2.05.02.06	Treasury Shares	(5,245)	(5.245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	36,733	36.733
2.05.04.01	Legal reserve	8,703	8.703
2.05.04.02	Statutory reserve	28,030	28.030
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profits	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(46,874)	(7.049)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-04/01/2001 to 06/30/2001	6-01/01/2001 to 06/30/2001
3.01	Gross revenue from sales/services	14,686	71,151	55,816	103,552
3.01.01	Gross revenue in the year	53,696	110,161	55,816	103,552
3.01.02	Extraordinary tariff recovery adjustment	(1,702)	(1,702)	-	-
3.01.03	Electricity sales - MAE reversal	(37,308)	(37,308)	-	-
3.02	Deductions from gross revenue	(12,287)	(24,715)	(12,063)	(24,481)
3.02.01	Invoiced VAT (ICMS)	(10,688)	(20,000)	(9,001)	(18,655)
3.02.02	Social contributions (PIS/COFINS)	(664)	(2,845)	(2,152)	(4,001)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(935)	(1,870)	(910)	(1,825)
3.03	Net revenue from sales/services	2,399	46,436	43,753	79,071
3.04	Cost of goods/services sold	(34,152)	(67,836)	(36,767)	(69,385)
3.04.01	Personnel	(5,690)	(11,007)	(5,165)	(10,142)
3.04.02	Material	(824)	(1,569)	(763)	(1,581)
3.04.03	Services rendered by third parties	(2,894)	(4,990)	(2,405)	(4,720)
3.04.04	Electric energy purchased for resale	(17,808)	(35,124)	(20,133)	(37,071)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	873	873	-	-
3.04.06	Royalties on Hydro Resources	(56)	(154)	(46)	(119)
3.04.07	Electric Power Transportation Charge	(1,432)	(2,865)	(1,205)	(2,409)
3.04.08	Depreciation / Amortization	(3,474)	(6,896)	(3,198)	(6,368)
3.04.09	Fuel Quota Equalization	(1,895)	(3,589)	(2,245)	(4,135)
3.04.10	Provision for contingencies	67	87	2	2
3.04.11	Other expenses	(1,019)	(2,602)	(1,609)	(2,842)
3.05	Earnings before interest and taxes (EBIT)	(31,753)	(21,400)	6,986	9,686
3.06	Other Operating expenses/ revenue	(24,857)	(44,606)	(6,529)	(16,330)
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial	(18,368)	(35,874)	(10,091)	(19,089)
3.06.03.01	Financial revenue	5,856	6,925	752	1,374
3.06.03.02	Financial expenses	(24,224)	(42,799)	(10,843)	(20,463)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses				
3.06.06	Equity adjustment result	(6,489)	(8,732)	3,562	2,759
3.06.06.01	Equity adjustment	(6,084)	(7,958)	3,937	3,497
3.06.06.02	Amortization of premium	(405)	(774)	(375)	(738)
3.07	Operating income	(56,610)	(66,006)	457	(6,644)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-04/01/2001 to 06/30/2001	6-01/01/2001 to 06/30/2001
3.08	Non operating income	112	165	72	1,744
3.08.01	Revenue	336	508	221	1,951
3.08.02	Expenses	(224)	(343)	(149)	(207)
3.09	Earnings before tax / profit-sharing; minority participation	(56,498)	(65,841)	529	(4,900)
3.10	Provision for income tax and social contribution				
3.11	Deferred income tax	16,673	18,967	958	2,450
3.11.01	Social Contribution	4,030	4,584	230	588
3.11.02	Income tax	12,643	14,383	728	1,862
3.12	Profit sharing; minority shareholders/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversal of interests on capital				
3.15	Net income	(39,825)	(46,874)	1,487	(2,450)
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	EARNINGS PER SHARE			0.00001	
	LOSS PER SHARE	(0.00032)	(0.00038)		(0.00002)

04.01 - EXPLANATORY NOTES

(Convenience Translation into English from the Original Previously Issued in Portuguese. See Note 22.)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2002
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1. OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina - CFLCL is a concessionaire of electric energy public services, covering 67 municipalities in the State of Minas Gerais and 1 in the State of Rio de Janeiro, serving approximately 286 thousand consumers (not reviewed by independent accountants).

The Company is the parent company of other companies. The ownership interest percentage and information on these investments are presented in Notes 3, 10 and 11.

The Company presented negative working capital as of June 30 and March 31, 2002 in the amounts of R$144,459 (R$389,319 for the consolidated) and R$113,979 (R$295,788 for the consolidated), respectively. This deficiency arises, basically, from the acquisition of the equity control of Saelpa on November 30, 2000 and the Emergency Rationing Program, established by the Federal Government on June 1, 2001, which reduced the Company and its subsidiaries' revenue from June 2001 to February 2002 by approximately 20%. To reduce the impact of these deficiencies, the Company has already scheduled the following inflows:

- Financing from BNDES, related to the extraordinary tariff recovery (see Note 5), in the amount of R$58,875 (net of current portion).

- Reimbursement, from the Ministry of Mines and Energy, related to Emergency Rationing Program costs, in the amount of R$26,223 (see Note 21).

- Financing, being contracted with the BNDES, related to investments already made, in the amount of R$141,724.

In addition, other measures are being analyzed by management, aiming at the Company's economic and financial balance.

04.01 - EXPLANATORY NOTES

2. ACCOUNTING PRACTICES AND PRESENTATION

The financial statements were prepared based on the accounting practices laid down by the Brazilian corporate law, rules and regulations established by the Brazilian Securities Commission (CVM) and specific legislation applicable to concessionaires of electric energy public services established by the National Electric Energy Agency. In the preparation of the quarterly information, the accounting practices were adopted on a consistent basis with those adopted for the preparation of the financial statements as of December 31, 2001, published in the official press on April 9, 2002. Accordingly, the quarterly information should be read in conjunction with the aforementioned annual financial statements.

3. CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include the following ownership interests:

	Ownership interest %	
	June 30, 2002	March 31, 2002
Subsidiaries:		
Energisa S.A. (*)	50.07	50.07
Companhia de Eletricidade de Nova Friburgo	59.47	59.47
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.	99.10	99.10
Telecabo S.A.	97.59	97.59
MCL Cabo S.A.	95.54	95.54
Cat-Leo Energia S.A.	99.99	99.99

(*) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the parent company of CELB (99.13% of voting capital and 88.85% of total capital) and Pbpart SE1 S.A. (50.1% of voting and total capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).

04.01 - EXPLANATORY NOTES

The consolidated financial statements were prepared based on the financial statements of the subsidiaries as of June 30, 2002, in accordance with the consolidation criteria set forth by CVM Instruction No. 247/96.

The reconciliation between the Parent Company's and consolidated net loss and shareholders' equity is as follows:

	Ownership interest			
	June 30, 2002		June 30, 2001	
	Net loss of the period	Shareholders' equity	Net loss of the period	Shareholders' equity
Parent Company	(46,874)	355,331	(2,450)	400,007
Unrealized profit in transactions with subsidiaries (mainly sale of ownership interest)	-	(40,355)	(1,328)	(41,508)
Profit realization	556	-	-	-
Consolidated	(46,318)	314,976	(3,778)	358,499

4. CONSUMERS AND CONCESSIONAIRES

Types of consumers	Parent Company June 30, 2002	Parent Company March 31, 2002	Consolidated June 30, 2002	Consolidated March 31, 2002
Residential	5,695	5,360	51,324	49,176
Industrial	7,032	4,887	40,331	36,715
Commercial, services and other activities	2,216	2,584	22,322	23,603
Rural	1,448	1,143	12,813	12,472
Public sector-				
Federal	20	20	6,781	6,805
State	214	207	3,263	3,275
Municipal	787	760	12,761	12,807
Public lighting	2,060	1,629	42,518	42,152
Public service	841	783	4,214	4,778
Other	335	-	9,802	1,270
Subtotal - consumers	20,648	17,373	206,129	193,053
Concessionaires (*)	27,987	64,982	125,279	162,820
Unbilled sales	4,156	4,765	26,255	25,512
Total	52,791	87,120	357,663	381,385

(*) Includes energy sold in the Wholesale Energy Market - MAE (see Note 6).

5. EXTRAORDINARY TARIFF RECOVERY

Based on the provisions of Law No. 10,438 of April 26, 2002, Resolution No. 91 of the Energy Crisis Management Committee - GCE of December 21, 2001, and ANEEL Resolution No. 31 of January 24, 2002, the Company and its subsidiaries CENF, Energipe, CELB and Saelpa, performed an analysis of the extraordinary tariff recovery amount, aiming at the economic and financial balance of the concession contracts, through refund of consumption losses arising from the Emergency Energy Rationing Program from June 1, 2001 to February 28, 2002.

The amounts to be refunded in connection with the tariff recovery were initially calculated based on the reduction factor disclosed at that time and recorded as revenue in December 2001 and during the first quarter of 2002. This factor was subsequently changed, which originated a decrease in this revenue of R$1,702 (Parent Company) and R$20,816 (consolidated), stated in net income for the second quarter of 2002 as "adjustment to the extraordinary tariff recovery".

The aforementioned extraordinary tariff recovery will be performed by applying adjustments to the tariffs in effect as of December 31, 2001, as recognized by ANEEL:

a.2.9% for residential and rural consumers (except low-income consumers).

b.7.9% for the other customers.

04.01 - EXPLANATORY NOTES

The extraordinary tariff recovery for the period from June 1, 2001 to February 28, 2002 was recorded under the "Electricity sales" caption and is composed as follows:

	Parent Company			Consolidated		
	Tariff recovery	Energy from independent suppliers	Total	Tariff recovery	Energy from independent suppliers	Total
BALANCE AS OF DECEMBER 31, 2001	4,768	8,335	13,103	106,490	62,462	168,952
Recognition	(766)	697	(69)	17,350	7,018	24,368
Amortization	(3,735)	-	(3,735)	(19,195)	-	(19,195)
Adjustment	(1,702)	-	(1,702)	(20,816)	-	(20,816)
Monetary restatement	100	739	839	8,252	5,653	13,905
BALANCE AS OF JUNE 30, 2002	(1,335)	9,771	8,436	92,081	75,133	167,214
Current portion	(890)	6,514	5,624	22,881	23,337	46,218
Long-term portion	(445)	3,257	2,812	69,200	51,796	120,996

The amount related to the energy from independent suppliers, net of PIS and Cofins (taxes on revenue), was recorded based on a notice released by Asmae (Wholesale Energy Market Administrator). These amounts will be passed on to the generators.

Possible decisions from regulatory authorities of the electric energy sector, regarding extraordinary tariff recovery, as well as the amount related to the energy from independent suppliers may result in significant adjustments to the amounts recorded by the Company and its subsidiaries. The effective amounts to be disclosed will be approved by ANEEL, as set forth by its Resolution No. 72 of February 7, 2002.

As part of the contract related to tariff recovery, the Company and its subsidiaries will pay to the supplier the full amounts of the initial contracts for electric energy supply, reduced by the factors adopted in the recalculation of the credit recognized in assets. As of June 30, 2002, these amounts total R$2,040 (R$15,445 for the consolidated). This amount plus the aforementioned energy from independent suppliers, totaling R$11,454 (R$87,836 for the consolidated), was recorded in the Suppliers account in Current and Long-term liabilities

04.01 - EXPLANATORY NOTES

Financing will be granted to the Company and its subsidiaries by the National Economic and Social Development Bank (BNDES), as an advance of compensation related to the extraordinary tariff, in an amount which is approximately 90% of the amount to be refunded. The first installment of this financing was released during the first quarter of 2002, and the remaining installments will be released after the approval of the amounts related to the extraordinary tariff recovery by the Regulatory Authorities. Funds arising from the billing of the extraordinary tariff recovery of the Company's customers will be fully destined to settlement of this financing. The companies' management, based on projected future income, estimate that the tariff recovery will be in effect for the following periods: CFLCL - 24 months; CENF - 54 months; Energipe - 47 months; CELB - 65 months and Saelpa - 56 months.

6. WHOLESALE ENERGY MARKET - MAE

	June 30, 2002				March 31, 2002			
	Parent Company		Consolidated		Parent Company		Consolidated	
Period	Sale	Purchase	Sale	Purchase	Sale	Purchase	Sale	Purchase
July 1999 to August 2000	1	1	22	15	24	1	482	82
September 2000 to April 2001	3,535	248	20,531	951	3,176	528	20,060	1,252
May 2001	913	-	3,297	3,363	913	-	3,297	3,363
June to December 2001	50,826	-	104,363	89,726	50,826	-	104,363	88,357
Adjustment - Aneel Dispatch No.288	(37,308)	-	(37,308)	(40,113)	-	-	-	-
January to March 2002	8,874	-	13,611	2,704	8,874	-	12,905	64
April to June 2002	451	-	17,689	1,816	-	-	-	-
Total	27,292	249	122,205	58,462	63,813	529	141,107	93,118

The amounts related to the period from September 2000 to April 2001 were accrued by the Company's Management based on information provided by MAE.

For the other months, balances were calculated based on information provided by MAE, in accordance with preliminary agreements with Aneel not yet formalized, information included in the statement provided by MAE, dated March 13, 2002, and other data on intercompany transactions, as well as regulations in force.

04.01 - EXPLANATORY NOTES

The final decisions of the electric sector regulatory authorities related to MAE operations may result in significant adjustments to the amounts recorded by the Company and its subsidiaries.

Aneel Dispatch No. 288, of May 16, 2002, considered the bilateral agreement of purchase and sale of electricity entered into between the Company and the subsidiary Saelpa, in the period from June to December 2001, as equivalent to the initial contract. In December 2001, this contract was recorded as energy traded within the context of MAE. This quarter, the amount was reversed and recorded in the Statement of Income as follows:
Parent Company:
. Gross operating revenue - Reversal of electricity sales - MAE
Consolidated:
. Gross operating revenue - Reversal of electricity sales - MAE
. Electricity purchased - MAE reversal.

7. RECOVERABLE OF "PORTION A" VARIATIONS COST (CVA)

Interministerial Ordinances No.296, of October 25, 2001 and No. 25, of January 24, 2002, established the Recovery of "Portion A" Cost Variations - CVA for the purpose of recording cost variations, either negative or positive, occurred in the periods between the annual adjustment of tariffs, regarding the items set forth in the electricity distribution concession. Subsequently, ANEEL, through Resolution No. 90, of February 18, 2002, defined the "Portion A" items:

The following items were included by the Company and its subsidiaries as "Portion A" components:

- Fuel Usage Quota - CCC.
- Tariff for the use of transmission facilities of the basic network.
- Financial compensation for the use of water resources.
- Energy purchased based on initial contracts.
- Global Reversion Quota - RGR.
- Electric Energy Service Inspection Fee - TFSEE.
- Connection charges.

04.01 - EXPLANATORY NOTES

The Company and its subsidiaries calculated CVA amounts of R$5,013 (R$13,744 for the consolidated), which were restated based on the Selic (Special System for Settlement and Custody) variation through the beginning of amortization, in the second quarter of 2002. As of June 30, 2002, the remaining CVA balance to be amortized totals R$5,477(R$18,345 for the consolidated). These amounts are recorded under "Prepaid expenses" caption, in current and noncurrent assets, according to realization estimates.

8. RECOVERABLE TAXES

	Parent Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
ICMS (State VAT)	3,193	2,962	20,562	18,883
IRRF (Withholding income tax)	1,442	1,481	8,037	5,687
IRPJ (Corporate income tax)	4,507	3,847	14,265	15,256
CSLL (Social contribution tax)	2,003	1,934	6,685	6,229
Other	364	359	1,335	2,012
	11,509	10,583	50,884	48,067
Current portion	9,555	8,912	41,554	38,409
Long-term portion	1,954	1,671	9,330	9,658

9. TAX CREDITS

The Company and its subsidiaries had tax credits available for offset in connection with income tax of R$30,705 (R$133,823 for the consolidated) and social contribution tax of R$9,338 (R$34,717 for the consolidated), accounted for in accordance with the criteria and standards in effect as of June 30, 2002.

The Company's management, based on projected future results, estimates the realization of these credits within the next 10 years. Subsidiaries Saelpa, Energipe, CELB and CENF expect to realize their credits in up to 8 years.

04.01 - EXPLANATORY NOTES

Income and social contribution taxes income, recorded in net income for the six-month period in the amount of R$18,967 (R$7,016 for the consolidated), considers temporary differences at the composed rate of 33% (25% for income tax and 8% for social contribution tax).

On July 1, 2002, CVM issued Instruction No. 371/02, establishing new criteria for valuation and disclosure of deferred tax credits. Management is analyzing the effects of this Instruction.

10. INVESTMENTS

	Parent Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Investments in subsidiaries	397,038	402,594	-	-
Goodwill on acquisition of investments	35,637	36,042	-	-
Investments stated at cost	10,541	10,585	10,908	10,884
	443,216	449,221	10,908	10,884

Following is the information on subsidiaries:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	MCL Cabo S.A.	Cat-Leo Energia S.A	June 30, 2002	June 30 2001
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	-	-
Number of shares/quotas held (thousand):										
Common	18,991	57,509	3,531	-	38	9	14	13,150	-	-
Preferred	-	-	1	-	75	20	2	-	-	-
Share quotas	-	-	-	3,700	-	-	-	-	-	-
Ownership interest (%)	50,07	59,47	99,96	66,67	99,10	97,59	95,54	99,99	-	-
Net income (loss)	604	3,398	-	(107)	(933)	-	-	(6,396)	-	-
Shareholders' equity	728,796	38,839	448	1,323	(533)	264	70	7,377	-	-
Equity pick-up	(2,587)	2,021	-	(71)	(925)	-	-	(6,396	(7,958)	3,4[illegible]
Investments	364,908	23,098	448	882	-	258	67	7,377	397,038	409,8[illegible]

04.01 - EXPLANATORY NOTES

11. RELATED-PARTY TRANSACTIONS

Loans	June 30, 2002		March 31, 2002	
	Assets	Liabilities	Assets	Liabilities
Companies:				
Saelpa(1)	-	6,317	28,551	-
Pbpart Ltda.(1)	-	4,484	-	56,545
Pbpart SE 2 Ltda.(1)	-	34,346	-	13,918
Energipe(1)	-	1,137	23,660	-
Cat-Leo Energia S.A.(2)	77,246	-	67,049	-
Other(1)	14,501	-	15,910	1,674
	91,747	46,284	135,170	72,137

(1) Loans and Financing
(2) Advance for future capital increase

Loans from commercial and financial transactions, which are usual in the normal course of business, are subject to market interest rates, except for advances for future capital increase, which are not remunerated.

The aforementioned transactions are supported by credit facility agreements and were submitted to ANEEL for information and approval.

04.01 - EXPLANATORY NOTES

Related-party transactions are as follows:

	Cia. de Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S/A	Cat-Leo Energia S/A	Usina Term. de Juiz de Fora	Saelpa	Celb	PBPart Ltda. e Pbpart SE 1 e SE 2	06.30.2002
Provision of services	2,909	292	223	420	371	289	-	4,504
Electricity purchased	-	-	(3,987)	(5,986)	-	-	-	(9,973)
Financial income (expenses)	(91)	1,025	-	-	1,612	(7)	(4,731)	(2,192)

The related companies provide services related to administrative and support areas and acquisition of software for corporate integrated system for planning and management of resources, which are performed under usual market conditions.

04.01 - EXPLANATORY NOTES

12. LOANS AND FINANCING

	Parent Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
In local currency, with interest up to 6.5% p.a. and monetary restatement based on TJLP variation (Finame, Banese and BNDES)	55,791	58,014	270,697	271,633
In local currency, with interest of 1% p.a. and monetary restatement based on Selic rate variation (BNDES)	5,260	7,077	25,474	34,276
In local currency, with interest up to 8% p.a. and Finel, RGR variation Eletrobras)	12,418	11,617	29,341	30,087
In local currency, with interest up to 4% p.a. and monetary restatement based on TJLP (BNDES)	-	-	167,115	166,758
In local currency, with interest up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	13,105	13,018
In local currency with interest equivalent to CDI rate (Itacatu, Alliant)	17,098	16,459	17,098	16,459
In local currency, with interest of 1% p.m. and monetary restatement based on TR variation (Funasa)	-	-	6,165	6,344
In local currency, with interest from 1.20% to 11.59% p.a. above CDI Banks: Bradesco, Mercantil, BIC Banco, BNL, Unibanco, Rural, ABN Amro Real, Shahin, ABC Brasil, Itaú, HSBC, BBA Credtanstalt, BBM, Brascan and BES)	127,840	153,408	292,948	266,332
In local currency, with interest equivalent to CDI rate, plus 0.40% p.m. (The Latin America Energy)	15,736	-	15,736	-
In local currency, with interest up to 5.5% p.a. and monetary restatement based on TJLP variation (Unibanco, Banco BNL, HSBC, BNDES and BIC Banco)	243	241	67,446	58,011
Total local currency	234,386	246,816	905,125	862,918
In foreign currency (US$), with interest of 8.50% p.a. plus exchange rate variation (Unibanco and Banco Real)	-	-	14,222	11,618
Total	234,386	246,816	919,347	874,536
Current portion	159,999	171,364	503,224	424,615
Long-term portion	74,387	75,452	416,123	449,921

TJLP - Brazilian long-term interest rate
Selic - Special System for Settlement and Custody
Finel - Financing for Eletrobrás
RGR - Global reserve for reversion quota
CDI - Interbank deposit rate
IGP-DI - Domestic general price index

Financing from Finame is guaranteed by financed equipment.
Financing obtained from other financial institutions is guaranteed by portions of revenue of the Company and its subsidiaries.

04.01 - EXPLANATORY NOTES

The long-term portion matures as follows:

	June 30, 2002	
	Parent Company	Consolidated
2003	22,907	84,666
2004	11,805	136,266
2005	12,026	92,389
2006	11,646	25,945
2007	8,849	18,722
After 2007	7,154	58,135
	74,387	416,123

13. DEBENTURES

The principal characteristics of debentures are presented in table "10.01 of the CVM Quarterly Information Form - Characteristics of public or private issuance of debentures"

14. PROVISION FOR CONTINGENCIES

The balance of provision for contingencies of R$3,911 (R$97,431 for the consolidated) considers the estimate of management, together with its legal counselors, and other information at the balance sheet date, and the procedure is consistent with that adopted for 2001. For disputes in progress, the Company has retained deposits and guarantees of R$867 (R$24,289 for the consolidated).

04.01 - EXPLANATORY NOTES

The balance, by type of contingency, is as follows:

	Parent Company		Consolidated	
Contingencies	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Labor	320	384	36,309	36,309
Civil	1,625	1,625	30,397	30,057
Tax	1,966	1,950	33,725	30,643
Total	3,911	3,959	97,431	97,009

15. CAPITAL - PARENT COMPANY

The subscribed and paid-in capital is represented by 48,662,898,398 common shares, 78,280,837,239 preferred shares class "A", and 253,492,770 preferred shares class "B", without par value.

The Company has 16,554,955 common shares and 2,608,274,448 preferred shares class "A", which are recorded under the "treasury shares" caption, in shareholders' equity, in the amount of R$5,245.

04.01 - EXPLANATORY NOTES

16. ELECTRICITY SALES TO FINAL CONSUMERS

Parent Company

	Not reviewed by independent accountants					
	Number of consumers		MWh		R$	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Residential	216,767	205,676	143,673	168,890	40,711	40,110
Industrial	3,201	2,775	153,634	153,728	24,791	18,062
Commercial	26,227	25,405	63,565	74,597	15,525	14,404
Rural	36,159	31,887	49,596	53,797	7,761	6,861
Public sector:						
Federal	41	39	140	196	126	105
State	377	366	6,396	3,489	655	547
Local	2,344	2,296	2,818	6,867	1,468	1,227
Public lighting	206	196	24,600	27,562	3,514	3,103
Public service	423	398	15,154	14,921	2,386	1,770
Own consumption	144	141	971	1,138	-	-
Subtotal	285,889	269,179	460,547	505,185	96,937	86,189
ICMS	-	-	-	-	(20,000)	(18,655)
Extraordinary tariff recovery	-	-	-	-	(3,804)	-
Adjustment to the extraordinary tariff recovery	-	-	-	-	(1,702)	-
Electricity sales - MAE reversal	-	-	-	-	(37,308)	-
Unbilled sale (net)	-	-	1,519	(3,411)	144	(530)
Electricity sales to distributors	1	-	79,245	18,857	9,684	12,317
Other billed services	-	-	-	-	7,200	5,576
Total	285,890	269,179	541,311	520,631	51,151	84,897

04.01 - EXPLANATORY NOTES

Consolidated

	Not reviewed by independent accountants				R$	
	Number of consumers (*)		MWh			
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Residential	1,443,451	1,370,745	771,858	913,444	181,181	182,313
Industrial	11,982	11,570	961,905	1,036,081	114,795	92,401
Commercial	127,155	123,596	395,608	440,031	85,561	76,167
Rural	80,961	63,979	117,057	146,692	15,338	14,851
Public sector:						
Federal	603	554	22,076	28,620	6,675	4,595
State	6,189	5,696	38,066	44,079	7,538	7,485
Local	10,915	10,131	30,830	31,578	5,722	5,554
Public lighting	1,422	1,631	153,571	154,640	18,466	15,322
Public service	1,541	1,454	142,350	146,996	16,659	13,761
Own consumption	356	369	3,285	3,409	-	-
Subtotal	1,684,575	1,589,725	2,636,606	2,945,570	451,935	412,449
ICMS	-	-	-	-	(87,107)	(76,290)
Extraordinary tariff recovery	-	-	-	-	5,173	-
Adjustment to the extraordinary tariff recovery	-	-	-	-	(20,816)	-
Electricity sales - MAE reversal	-	-	-	-	(37,308)	-
Electricity sales to distributors	6	5	635,567	207,248	41,830	43,594
Unbilled sale (net)	-	-	19,855	(52,112)	4,785	(3,284)
Other billed services	-	-	-	-	10,552	5,934
Total	1,684,581	1,589,730	3,292,028	3,100,706	369,044	382,403

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

04.01 - EXPLANATORY NOTES

17. MANAGEMENT COMPENSATION

In 2002, the "Personnel expenses" caption for the six-month period includes the amount of R$670 (R$1,134 for the same period of 2001), for the Parent Company, and R$2,282 (R$2,884 for the same period of 2001) for the consolidated, related to management compensation.

18. INSURANCE

Insured values are determined and contracted on technical bases and are sufficient to cover probable losses arising from losses on permanent assets and inventories.

19. FINANCIAL INSTRUMENTS (CVM INSTRUCTION NO. 235/95)

As of June 30, 2002, the Company and its subsidiaries had swap operations in the total nominal amount of US$ 14.3 million, with Libor charges, plus over Libor of 1.25% p.a. This swap limits the financial charge of these contracts to the CDI plus 1.9% p.a. In the six-month period ended June 30, 2002, the Company had recorded gains on swap operations in the amount of R$4,566 (R$5,693 - consolidated).

20. SUPPLEMENTARY PENSION PLANS

The Company and its subsidiaries Energipe, Saelpa and CELB sponsor supplementary pension plans for their employees, as a defined contribution plan (CFLCL) and defined benefit plan (Energipe, Saelpa and CELB).

In the first half of 2002, sponsor expenses for these plans were R$170 (R$2,421 for the consolidated).

The pension plans sponsored by Energipe and Saelpa presented, as of June 30, 2002, an estimated actuarial deficit of R$22,915 and R$28,172 respectively (for the consolidated R$3,322 in current liabilities and R$47,765 in long-term liabilities).

04.01 - EXPLANATORY NOTES

According to CVM Resolution No. 371, of December 13, 2000, these subsidiaries recognized, in 2001, provisions to cover these actuarial deficits, as well as the corresponding tax effects, of R$7,562 and R$9,293, respectively. These provisions were recorded directly in Shareholders' Equity of the subsidiaries, at that time.

The Company recorded, in 2002, equity in loss of subsidiaries of R$2,890 related to its portion in the adjustment made to the shareholders' equity of Energisa, parent company of Energipe and Saelpa, as of December 31, 2001, related to actuarial deficits.

21. EMERGENCY ENERGY RATIONING PROGRAM

The Federal Government established, starting June 1, 2001, the energy-rationing program, which was in effect until February 28, 2002. The principal measures adopted are summarized as follows:

a. Collection of tariff surcharges for consumers who did not comply with the targets for consumption decrease, initially defined as a 20% reduction.

b. Distribution of a bonus to consumers included in certain consumption ranges, which presented consumption decrease above the established target.

c. Authorization for industrial and commercial consumers to make direct purchase and sale of electric energy, through issuance of energy certificates and/or bilateral transactions, to cover the excessive consumption in relation to the targets or sale of their monthly surplus.

The certificates received/issued were registered by the Company in the Energy Wholesale Market - MAE.

04.01 - EXPLANATORY NOTES

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa, have the following amounts of reimbursable costs, surcharges, bonus and capital contributions received:

	Parent Company		Consolidated	
	June 30, 2002	March 31, 2002	June 30, 2002	March 31, 2002
Rationing costs - (other - noncurrent assets)	1,683	1,650	6,277	6,026
Surcharge - (other - long-term liabilities)	(1,813)	(1,820)	(13,205)	(14,087)
Bonus - (other - noncurrent assets)	9,015	8,194	47,792	40,864
Capital contributions received	(3,187)	(3,187)	(14,641)	(13,577)
Total refundable amounts	5,698	4,837	26,223	19,226

22. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices established by the corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Report to Shareholders

1st half of 2002

The following events related to the six-month period ended June 30, 2002 are worth highlighting:

Recovery of electric energy consumption is still low

Consumption for the quarter April to June 2002: Although the energy rationing program was extinguished in February, the consolidated energy market of the Cataguazes-Leopoldina System companies still suffered its impact during the quarter April to June 2002, and presented a 5.3% reduction of the physical quantity of electric energy sold in relation to the same quarter in 2001.

Energy Consumption

(% Variation in relation to the same quarter in 2001)

	2nd quarter of 2002	
	Sales (GWh)	Variation (%)
Companies in the Southeast		
CFLCL	240	- 2.0
CENF	69	- 6.7
Subtotal Southeast	309	- 2.8
Companies in the Northeast		
Energipe	443	- 7.8
CELB	121	- 2.8
Saelpa	514	- 5.0
Subtotal Northeast	1,078	- 6.0
Total Southeast + Northeast	**1,387**	**- 5.3**

Consumption in the six-month period: In the half of 2002, Cataguazes-Leopoldina computed consolidated energy sales of 2,636 GWh to its final consumers, that is, 10.5% lower in relation to the same period in 2001. Consumption reduction, per concession area, was as follows:

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

% Reduction of Physical Sales of Electric Energy to Final Consumers

Companies in the Southeast
(CFLCL and CENF)

Description	1st half of 2002	
	CFLCL	CENF
Total - market	- 8.8	- 14.3
. Residential	- 14.9	- 14.5
. Industrial	- 0.1	- 17.9
. Commercial	- 14.8	- 9.7
. Other	- 7.7	- 14.2

Companies in the Northeast
(CELB, Energipe and Saelpa)

Description	1st half of 2002			
	CELB	Energipe	Saelpa	Total Southeast / Northeast
Total - market	**- 11.4**	**- 11.4**	**- 9.7**	**- 10.5**
. Residential	- 17.7	- 18.5	- 13.6	- 15.5
. Industrial	- 7.6	- 5.4	- 11.2	- 7.2
. Commercial	- 16.4	- 13.7	- 3.5	- 10.1
. Other	- 7.6	- 13.1	- 5.5	- 8.8

NB: % reduction in relation to the same period in 2001.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Energy balance - 1st half of 2002

(In GWh)

	CFLCL	CENF	CELB	Energipe	Saelpa	Consolidated
(+) Electricity Sales						
• Residential	144	57	53	197	321	772
• Industrial	154	28	121	365	294	962
• Commercial	64	27	31	119	156	397
• Other	98	17	24	155	211	505
Total sales to final consumers	460	129	229	836	982	2,636
(+) Unbilled	2	1	-2	5	14	20
(+) Electricity sales to distributors	79	23	41	97	366	636
(=) Grand total	541	153	268	938	1,362	3,292
(+) Losses	76	25	47	182	291	583
(=) Electricity required	617	178	315	1,120	1,653	3,875
. Own generation	126	30	-	-	-	284
. Electricity purchased	491	148	315	1,120	1,653	3,591

Adjustments to reduction factor of the Tariff Recovery Program and purchase and sale transactions within the context of MAE impact results

CFLCL and its subsidiaries CENF, Energipe, CELB and Saelpa had calculated the extraordinary tariff recovery through the refund of consumption losses arising from the energy-rationing program for the period between June 2001 and February 2002. Amounts to be refunded through the extraordinary tariff recovery were firstly computed based on the reduction factor of the Tariff Recovery Program then disclosed by the National Electric Energy Agency (Aneel) and recorded as revenue in December 2001 and throughout the 1st quarter of 2002. Subsequently, this reduction factor was changed, which gave rise to accounting adjustments to this revenue and costs of electricity purchased in the 2nd quarter of 2002. Additionally, between June and December 2001, CFLCL and Saelpa entered into agreements which were recorded in 2001 as energy traded within the context of the Electric Energy Wholesale Market - MAE. Aneel disclosed new instructions, which resulted in adjustments to the accounts related to electricity purchases and sales in that market.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Amounts in R$ (000)

Company	Extraordinary tariff recovery		Electricity - MAE reversal	
	Electricity sold - reversal	Electricity purchased - reversal	Purchases	Sales
CFLCL	1,702	873	-	37,308
CENF	1,065	251	-	-
Energipe	4,561	2,224	-	-
CELB	1,524	660	-	-
Saelpa	11,964	3,310	40,113	-
Consolidated	**20,816**	**7,318**	**40,113**	**37,308**

Consequently, the consolidated gross revenue recorded by Cataguazes-Leopoldina for the period from January to June 2002 was R$456,151 thousand (R$71,151 thousand for parent company CFLCL), that is, a 0.6% reduction, or R$2,542 thousand, in relation to the same period in 2001. This amount also included R$58,124 thousand (R$39,010 thousand for parent company CFLCL) related to negative adjustments to the captions "extraordinary tariff recovery" and "electricity sales - MAE", performed in this quarter, so as to better reflect the information disclosed by Aneel so far.

The following electricity tariff adjustments occurred in the 1st half of 2002 should be mentioned, without reflecting however their full effects on the gross operating revenue for that period, in view of the tariff validity dates. Tariffs related to sales to final consumers are adjusted on a yearly basis and reflect the application of contractual formulas. Increases in Saelpa's tariffs will occur next August.

Company	Adjustments to the tariffs - Sales to final consumers	
	%	Validity
CFLCL	16.19	06/18/2002
CENF	12.35	06/18/2002
Energipe	14.84	04/22/2002
CELB	14.77	02/04/2002

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The number of consumers of the Cataguazes-Leopoldina System increased from 1,589,730, in June 2001, to 1,684,581, in June 2002, representing a 6.0% increase.

Also as a result of the impact of the energy rationing on the revenue from electricity sales to final consumers, of the aforementioned adjustments, and of the increase in net financial expenses, CFLCL recorded a consolidated loss of R$46,318 thousand (R$46,874 thousand for parent company CFLCL) for the six-month period, as follows:

Results for the 1st half

Amounts in R$ (000)	Parent company		Consolidated	
	2002	2001	2002	2001
Gross operating revenue	**110,161**	**103,552**	**514,275**	**458,693**
Adjustments to tariff recovery /Sales MAE	(39,010)	-	(58,124)	-
Adjusted gross operating revenue	71,151	103,552	456,151	458,693
Net operating revenue	**46,436**	**79,071**	**345,550**	**359,956**
Controllable expenses	20,168	18,745	83,624	77,352
Services income (loss)	**(21,400)**	**9,686**	**73,415**	**82,637**
Financial expenses, net	(35,874)	(19,089)	(95,802)	(48,749)
Net loss	**(46,874)**	**(2,450)**	**(46,318)**	**(3,778)**

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Loss for the six-month period is as follows:

	Parent company		Consolidated	
Description	2002	2001	2002	2001
Net income (loss) for the period				
1st quarter	(7,049)	(3,937)	(6,777)	(5,389)
2nd quarter	(39,825)	1,487	(39,541)	1,611
For the six-month period	**(46,874)**	**(2,450)**	**(46,318)**	**(3,778)**

We present below the cash generation (EBITDA) of distributors, adjusted by reversals and provisions recognized in the six-montn period:

Cash Generation (Adjusted EBITDA)

- In R$(000) -

	1st half		
Company	2002	2001	Variation %
CFLCL	(13,392)	17,923	-
CENF	7,306	3,224	+ 127
Energipe	27,872	34,285	- 19
Saelpa	68,918	43,395	+ 59
CELB	3,701	7,644	- 52
Consolidated Adjusted EBITDA (*)	**101,626**	**106,745**	**- 5**
Consolidated EBITDA margin (%)	29.4	29.7	-

(*) Adjusted EBITDA = Services income (loss), plus depreciation, plus allowance for doubtful accounts, contingencies and Voluntary Dismissal Program, less provision reversals and Voluntary Dismissal Program plus revenues from fines on electricity bills.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

We present below the equity, commercial and performance indicators, individual and consolidated, related to the electric energy distributors for the six-month period ended:

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Number of employees	749	97	599	178	1,259	2,882
Number of consumers	285,890	76,190	416,985	124,710	780,809	1,684,581
GWh sold to final consumers	460	129	836	229	982	2,636
Financial data (R$ (000))						
Total assets	853,850	63,504	1,218,340	86,376	627,600	2,614,049
Cash and banks	1,937	79	3,667	1,321	4,767	19,742
Burdensome debt	440,991	8,691	410,007	25,887	154,180	1,083,409
Shareholders' equity	355,331	38,839	686,069	8,995	128,419	314,976
Adjusted gross operating revenue	71,151	29,001	138,749	34,340	181,136	456,151
Net operating revenue	46,436	22,285	105,556	27,866	142,459	345,550
Services income (loss)	(21,400)	5,137	27,382	1,546	55,297	73,415
Net income (loss)	(46,874)	3,398	1,199	(930)	29,945	(46,318)
Cash generation (Adjusted EBITDA)	(13,392)	7,306	27,872	3,701	68,918	101,626
EBITDA / Net revenue	-	32,8	26,4	13,3	48,4	29,4

Consolidated investments reach R$ 78 million

For the six-month period, CFLCL and its subsidiaries Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa made investments of R$78,416 thousand. Of this amount, approximately 47% were invested in electricity generation, 41% in electricity transmission and distribution, and the remaining 12% in auxiliary services.

Investments made

Amounts in R$ (000)	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation	36,420	188	76	-	-	36,684
. Transmission and distribution	8,372	2,566	6,274	1,594	13,505	32,311
. Auxiliary services	2,217	122	1,899	338	4,845	9,421
Total	47,009	2,876	8,249	1,932	18,350	78,416

(*) Includes investments in electricity generation of subsidiaries Cat-Leo Energia (R$22,897 thousand) and Usina Termelétrica de Juiz de Fora (R$13,576 thousand).

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Of the investments made, the following should be highlighted: construction in progress of small hydroelectric power plants Ponte, Palestina, Triunfo, Granada and Cachoeira Encoberta, which are in different completion stages. These plants will start up operations as from mid-2003 and their total installed capacity will approximate 100 MW (annual production capacity of 493 GWh), demanding investments of approximately R$178 million.

In July 2002, Cat-Leo Energia entered into a financing agreement with BNDES in the amount of R$128 million for construction of these power plants. Financing will be amortized over 144 months, with a grace period of 27 months.

CFLCL and Energipe receive the ABRADEE 2002 Award

Companhia Força e Luz Cataguazes-Leopoldina (CFLCL) and Empresa Energética de Sergipe S/A - Energipe received the Abradee 2002 Award as the Best Electric Energy Distributor in the Southeastern and Northeastern Regions, respectively. To achieve these results, the Brazilian Association of Electric Energy Distributors (Abradee) used a methodology adopted by the Institute of Economic Research (Fipe), considering operating management, economic-financial, quality and productivity, and social responsibility aspects, in association with the Instituto Ethos and Associação Qualidade RS, in addition to a customer satisfaction survey conducted by Vox Populi Institute.

This is not the first time that a Cataguazes-Leopoldina System company is awarded by Abradee, the sector's principal entity. In 2000, subsidiary CELB - Companhia Energética da Borborema was regarded as the Best Electric Energy Distributor in the Northeastern Region.

Performance of shares on the São Paulo Stock Exchange (Bovespa)

In the first half of 2002, CFLCL's class "A" preferred shares dropped by 27% on the São Paulo Stock Exchange. The Ibovespa index dropped by 18%. At the end of June, CFLCL's class "A" preferred shares were quoted at R$1.15 per thousand shares, and its book value was R$2.85.

The Management

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION **06/30/2002** **Corporate Legislation**
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-06/30/2002	4-03/31/2002
1	Total assets	2,616,049	2,606,625
1.01	Current assets	479,529	507,528
1.01.01	Cash on hand	19,742	11,905
1.01.01.01	Cash and banks	13,359	10,417
1.01.01.02	Marketable securities	6,383	1,488
1.01.02	Credits	402,761	439,837
1.01.02.01	Accounts receivable from Clients/Consumers	357,663	381,385
1.01.02.02	Notes and other accounts receivable	50,992	42,709
1.01.02.03	Renegotiated receivables	42,479	37,110
1.01.02.04	Extraordinary tariff recovery	46,218	78,338
1.01.02.05	(-) Allowance for doubtful accounts	(94,591)	(99,705)
1.01.03	Stocks Inventory	3,982	4,774
1.01.04	Other	53,044	51,012
1.01.04.01	Recoverable taxes	41,554	38,409
1.01.04.02	Prepaid expenses	8,398	11,321
1.01.04.03	Other	3,092	1,282
1.02	Long term assets	411,206	394,270
1.02.01	Miscellaneous credits		
1.02.02	Credits with Affiliated Persons		
1.02.02.01	Credits with Affiliated Companies		
1.02.02.02	Subsidiaries		
1.02.02.03	Other related entities		
1.02.03	Others	411,206	394,270
1.02.03.01	Judicial deposits	24,289	22,037
1.02.03.02	Extraordinary tariff recovery	120,996	113,700
1.02.03.03	Prepaid expenses	11,237	12,614
1.02.03.04	Tax credits	168,540	155,026
1.02.03.05	Recoverable taxes	9,330	9,658
1.02.03.06	Notes and other accounts receivable	10,927	10,870
1.02.03.07	Renegotiated receivables	18,496	22,159
1.02.03.08	Others	47,391	48,206
1.03	Permanent assets	1,723,314	1,704,827
1.03.01	Investments	10,908	10,884
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia. Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries		
1.03.01.03	Other investments	929	905
1.03.02	Fixed assets	1,277,673	1,257,918
1.03.02.01	Hydraulic Production	144,679	140,215
1.03.02.02	Transmission System associated to Production	15,268	15,127
1.03.02.03	Distribution of Lines/ Nets/Substations	737,032	712,935
1.03.02.04	Sales	113,473	106,581
1.03.02.05	Administration	75,522	67,481
1.03.02.06	Current fixed assets	161,142	167,210
1.03.02.07	(-) Accumulated Depreciation	(351,004)	(338,564)
1.03.02.08	Premium in incorporated company	493,207	496,875
1.03.02.09	(-) Special Obligations	(111,646)	(109,942)
1.03.03	Deferred	434,733	436,025
1.03.03.01	Goodwill premium at CENF's investment	35,637	36,042
1.03.03.02	Goodwill premium at Energipe's investment	7,963	8,095
1.03.03.03	Goodwill premium at CELB's investment	82,693	82,863
1.03.03.04	Goodwill premium at Saelpa's investment	305,852	306,563
1.03.03.05	Software Acquisition Costs	2,858	2,642
1.03.03.06	(-) Accumulated Amortization	(270)	(180)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2002	4-03/31/2002
2	Total liabilities	2,614,049	2,606,625
2.01	Current liabilities	868,848	803,316
2.01.01	Loans and financing	503,224	424,615
2.01.02	Debentures	18,447	14,602
2.01.03	Suppliers	178,115	215,788
2.01.04	Taxes, fees and contributions	128,831	100,267
2.01.04.01	VAT (ICMS) payable	24,911	14,988
2.01.04.02	Social charges payable	2,484	2,574
2.01.04.03	Income tax and social contributions payable	16,861	10,124
2.01.04.04	Social contribution (PIS / Cofins) payable	9,306	9,597
2.01.04.05	Cofins - Refis	5,336	4,445
2.01.04.06	ICMS Schedule	68,358	57,179
2.01.04.07	Others	1,575	1,360
2.01.05	Dividends payable		
2.01.06	Provisions	10,127	8,980
2.01.06.01	Provisions for vacations and salaries	10,127	8,980
2.01.07	Debt owed to affiliates		
2.01.08	Others	30,104	39,064
2.01.08.01	Salaries payable	1,345	2,023
2.01.08.02	Profit sharing payable	893	1,635
2.01.08.03	Consumer charges payable	2,578	2,360
2.01.08.04	Interest on own capital payable	3,309	3,220
2.01.08.05	Incumbency of debts	3,955	8,419
2.01.08.06	Public illumination tax	4,487	4,575
2.01.08.07	Others	13,537	16,832
2.02	Long term liability	948,353	983,976
2.02.01	Loans and financing	416,123	449,921
2.02.02	Debentures	141,660	140,500
2.02.03	Provisions		
2.02.04	Debt owed to affiliates		
2.02.05	Others	390,570	393,555
2.02.05.01	Deferred income tax	666	1,399
2.02.05.02	Taxes payable	39,316	54,535
2.02.05.03	Contingencies provisions	97,431	97,009
2.02.05.04	Provision for actuarial deficit	47,765	45,823
2.02.05.05	Suppliers	49,905	41,934
2.02.05.06	Advance for future capital increase	133.000	133,590
2.02.05.07	Others	22,487	19,265
2.03	Results of future periods		
2.04	Minority participation	481,872	464,816
2.05	Net equity	314,976	354,517
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common stocks	127,909	127,909
2.05.01.02	Preferred stocks A	205,760	205,760
2.05.01.03	Preferred stocks B	666	666
2.05.02	Capital reserve	26,959	26,959
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	5,749	5,749
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve		
2.05.03.01	Own assets		
2.05.03.02	Subsidiaries/affiliates		
2.05.04	Profit reserve		
2.05.04.01	Legal reserve		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-06/30/2000	4-03/31/2000
2.05.04.02	Statutory reserve		
2.05.04.03	Contingency reserve	0	0
2.05.04.04	Reserve for future profits	0	0
2.05.04.05	Retained profit	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other income reserve	0	0
2.05.05	Accumulated earnings/losses	(46,318)	(6,777)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-4/01/2001 to 06/30/2001	5-01/01/2001 to 06/30/2001
3.01	Gross revenue from sales/services	201,099	456,151	244,918	458,693
3.01.01	Gross revenue in the year	259,223	514,275	244,918	458,693
3.01.02	Extraordinary tariff recovery adjustment	(20,816)	(20,816)	-	-
3.01.03	Electricity sales - MAE reversal	(37,308)	(37,308)	-	-
3.02	Deductions from gross revenue	(58,198)	(110,601)	(51,057)	(98,737)
3.02.01	Invoiced ICMS	(47,350)	(87,107)	(39,107)	(76,290)
3.02.02	Pis, Cofins, and ISS	(7,770)	(17,481)	(9,310)	(17,140)
3.02.03	Quotas to the Global Reversion Reserve - RGR	(3,078)	(6,013)	(2,640)	(5,307)
3.03	Net revenue from sales/services	142,901	345,550	193,861	359,956
3.04	Cost of goods/services sold	(109,314)	(272,135)	(143,705)	(277,319)
3.04.01	Personnel	(24,387)	(46,180)	(19,935)	(43,652)
3.04.02	Material	(3,254)	(6,387)	(3,172)	(5,955)
3.04.03	Services rendered by third parties	(13,969)	(25,696)	(10,436)	(20,971)
3.04.04	Electric energy purchased for resale	(80,141)	(169,588)	(75,226)	(147,157)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	7,318	7,318		
3.04.06	Electric energy purchased-MAE reversal	40,113	40,113		
3.04.07	Royalties on Hydro Resources	(56)	(154)	(46)	(119)
3.04.08	Electric Potency Transportation Charge	(14,203)	(28,012)	(11,337)	(23,168)
3.04.09	Depreciation / Amortization	(12,811)	(25,267)	(10,593)	(21,040)
3.04.10	Fuel quota equalization -CCC	(9,366)	(14,882)	(7,359)	(13,165)
3.04.11	Provision (reversion) for contingencies	5,623	5,279	(2,434)	4,446
3.04.12	Other expenses	(4,181)	(8,679)	(3,167)	(6,538)
3.05	Earnings before interest and taxes (EBIT)	33,587	73,415	50,156	82,637
3.06	Other operating expenses	(63,701)	(105,726)	(29,462)	(57,201)
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial results	(58,615)	(95,802)	(25,113)	(48,749)
3.06.03.01	Financial revenue	8,736	14,514	557	10,711
3.06.03.02	Financial expenses	(67,351)	(110,316)	(25,670)	(59,460)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses				
3.06.06	Equity adjustment result				

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-04/01/2001 to 06/30/2001	5-01/01/2001 to 06/30/2001
3.06.06.01	Premium Amortization	(5,086)	(9,924)	(4,349)	(8,452)
3.07	Operating income	(30,114)	(32,311)	20694	25,436
3.08	Non-operating income	307	(2,315)	207	(1,108)
3.08.01	Revenue	614	958	469	1,045
3.08.02	Expenses	(307)	(3,273)	(262)	(2,153)
3.09	Earning before tax / profit-sharing	(29,807)	(34,626)	20,901	24,328
3.10	Provision for income tax and social contribution	7,322	7,016	(9,688)	(13,935)
3.10.01	Social contribution	1,976	1,682	(2,705)	(4,163)
3.10.02	Income tax	5,346	5,334	(6,983)	(9,772)
3.11	Deferred income tax				
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversion of interest on own capital				
3.14	Minority participation	(17,056)	(18,708)	(9,602)	(14,171)
3.15	Net income	(39,541)	(46,318)	1,611	(3,778)
	Number of shares, ex. Treasury (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	Earnings per Share			0.00001	
	Loss per share	(0.00032)	(0.00037)		(0.00003)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)	9- Number of shares held in previous quarter (THOUSAND REAIS)		
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.47	14.29
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,509	57,509		
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	92.88
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991	18,991		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	01
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-90 / 048
4 - CVM REGISTRATION DATE	09/27/1990
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PRIVATE
8 - DATE OF ISSUE	07/01/1990
9 - MATURITY DATE	07/01/2002
10 - KIND OF DEBENTURE	SUBORDINATE
11 - CONDITION OF REMUNERATION	TR + 12% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	5,621.39
14 - ISSUED AMOUNT (THOUSAND REAIS)	168,642
15 - ISSUED SECURITIES (UNIT)	30,000
16 - CURRENT SECURITIES (UNIT)	0
17 - SECURITIES IN TREASURY (UNIT)	30,000
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	10/30/1995
22 - DATE OF THE NEXT EVENT	07/01/2002

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	7,732.27
14 - ISSUED AMOUNT (THOUSAND REAIS)	23,197
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	9,471.05
14 - ISSUED AMOUNT (THOUSAND REAIS)	23,678
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION — 06/30/2002 — Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	66.02
14 - ISSUED AMOUNT (THOUSAND REAIS)	43,812
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	63.17
14 - ISSUED AMOUNT (THOUSAND REAIS)	67,446
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema, and Saelpa – Sociedade Anônima de Eletrificação da Paraiba.

Income Statement (in RS thousands)
- 1st Half -

	Energipe		CELB		Saelpa	
	2002	2001	2002	2001	2002	2001
Gross Revenue	**138,749**	**133.429**	**34.340**	**35,071**	**181.136**	**174.897**
Gross Revenue in the year	143.310	133.429	35.864	-	193,100	-
Extraordinary Tariff Recovery Adjustment	(4,561)	-	(1.524)	-	(11,964)	-
Invoiced ICMS	(26,432)	(21.321)	(5.033)	(4,974)	(30.152)	(26.144)
PIS, Cofins and ISS	(5,067)	(4.907)	(1.253)	(1,280)	(6,611)	(6.045)
Quotas for the Global Reversal Reserve	(1,694)	(1.344)	(188)	(147)	(1,914)	(1.714)
Net Revenue	**105,556**	**105,857**	**27,866**	**28,670**	**142,459**	**140,994**
Personnel	(11,807)	(11,554)	(3,115)	(3,714)	(17,557)	(16,744)
Material	(1,305)	(1,565)	(552)	(514)	(2,545)	(2,048)
Third Party Services	(6,827)	(5,606)	(2,129)	(1,779)	(10,812)	(8,772)
Energy Purchased for Resale	(46,916)	(43,102)	(14,772)	(12,026)	(71,009)	(56,333)
Energy Purchased – Extraordinary Tariff Recovery Adjustment	2,224	-	660	-	3.310	-
Energy Purchased - MAE Reversal	-	-	-	-	40.113	-
Electricity Potency Transportation	(8,154)	(7,413)	(2,566)	(2,250)	(13,173)	(11,096)
Depreciation / Amortization	(6,577)	(5,745)	(1,459)	(1,289)	(7,472)	(6,525)
CCC – Fuel Consumption Account	(4,732)	(3,160)	(1,740)	(884)	(3,686)	(3,678)
Provision for Doubtful Accounts and Contingencies	7,946	(1,762)	(332)	(650)	(1,668)	7,047
Other Expenses	(2,026)	(1,124)	(315)	(338)	(2,663)	(1,940)
Result for the Electricity Activities	**27,382**	**24,826**	**1,546**	**5,226**	**55,297**	**40,905**
Financial Revenue	1,612	3,695	1,810	836	5,523	3,025
Financial Expenses	(34,492)	(18,473)	(4,827)	(2,354)	(16,382)	(6,573)
Result of the Equity Adjustment	9,665	5,665	-	-	-	-
Amortization of the Premium	(7,336)	(7,049)	-	-	-	-
Operating Result	**(3,169)**	**8,664**	**(1,471)**	**3,708**	**44,438**	**37,357**
Non-Operating Revenue	86	115	40	63	274	91
Non-Operating Expense	(105)	(1,451)	(31)	(4)	126	-
Result before Income Tax and Social Contribution	**(3,188)**	**7,328**	**(1,462)**	**3,767**	**44,838**	**37,448**
Income Tax and Social Contribution	4.387	(1,280)	532	(1,264)	(14,893)	(12.992)
Net Income (loss)	**1,199**	**6,048**	**(930)**	**2,503**	**29,945**	**24,456**

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

(Convenience Translation into English from the Original Previously Issued in Portuguese. See Note 22 to the financial statements)

To the Board of Directors and Shareholders of
Companhia Força e Luz Cataguazes-Leopoldina
Cataguases - MG

(1) We have reviewed the accompanying quarterly information (ITR), parent company and consolidated, of Companhia Força e Luz Cataguazes-Leopoldina and its subsidiaries, for the three-month period ended June 30, 2002, which is comprised of balance sheet, statement of income and related comments on consolidated performance, prepared in accordance with accounting practices established by Brazilian Corporate Law. This information is the responsibility of the Companies' management.

(2) Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Public Accountants, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or may have had significant effects on the financial position and operations of the Company and its subsidiaries.

(3) Based on our review, we are not aware of any material modification that should be made to the quarterly information referred to in paragraph 1, for it to be in conformity with accounting practices established by Brazilian Corporate Law, applied on a basis consistent with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

(4) Effective December 21, 2001, Provisional Measure No. 14, converted into Law No. 10,438, of April 26, 2002, was enacted providing for, among other matters, the recovery of the economic and financial balance of the electric energy distributors, as established in the concession contracts. The detailed information and the effects on the financial position and results of operations are disclosed in note 5 to the quarterly information. The tariff recovery amounts will be realized by means of extraordinary tariff increases. These amounts are pending approval by the National Electric Energy Agency (ANEEL).

17.01 - REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

(5) As mentioned in note 6 to the quarterly information, the Company and its subsidiaries recorded as of June 30, 2002, in current assets, receivables amounting to R$27,292 thousand (Parent Company) and R$122,205 thousand (consolidated) and, in current liabilities, payables amounting to R$249 thousand (Parent Company) and R$58,462 thousand (consolidated), related to electric energy sales and purchases made within the context of the Electric Energy Wholesale Market (MAE), grounded on provisional information disclosed by MAE and estimates prepared by the Company and its subsidiaries management. These amounts, related to the period from September 1, 2000 to June 30, 2002, are pending confirmation by MAE and subsequent financial settlement.

(6) The Parent Company and consolidated balance sheet as of March 31, 2002, presented for comparative purposes, and the respective statements of income for the three-month period then ended were reviewed by other independent accountants whose Special Review Report thereon, dated May 14, 2002, was issued without qualification and included an emphasis paragraph mentioning that the Company and its subsidiaries had recorded receivables related to tariff recovery for the rationing period, deferral related to the variations of Portion "A" (CVA), and the amounts related to the purchase and sale of electric energy within the context of MAE. All of these amounts were pending confirmation and/or approval by Regulatory Authorities. The statement of income for the three-month and six-month periods ended June 30, 2001, also presented for comparative purposes, was reviewed by other independent accountants whose Special Review Report thereon, dated August 10, 2001, was issued without qualification and included an emphasis paragraph mentioning that the Company and its subsidiaries, based on management estimates, had recognized the amounts related to electric energy sold within the context of MAE and that possible pronouncements of the Regulatory Authorities in the future could materially change the recorded amounts.

Rio de Janeiro, August 13, 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC No. 2 SP 011609/S-MG

LUIZ CARLOS MARQUES
Accountant
CRC No. 1 SP- 147693/O-5-S-MG

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-04/01/2001 to 06/30/2001	6-01/01/2001 to 06/30/2001
3.01	Gross revenue from sales/services	12,786	29,001	11,522	23,910
3.01.01	Gross revenue in the year	13,851	30,066	11,522	23,910
3.01.02	Extraordinary tariff recovery adjustment	(1,065)	(1,065)		
3.02	Deductions from gross revenue	(3,487)	(6,716)	(3,089)	(6,330)
3.02.01	Invoiced VAT (ICMS)	(2,848)	(5,316)	(2,530)	(5,180)
3.02.02	Social contributions (PIS/COFINS)	(466)	(1,058)	(421)	(873)
3.02.03	Quotas to the Global Reversion Reserve - *(RGR)*	(173)	(342)	(138)	(277)
3.03	Net revenue from sales/services	9,299	22,285	8,433	17,580
3.04	Cost of goods/services sold	(8,551)	(17,148)	(7,952)	(15,780)
3.04.01	Personnel	(725)	(1,414)	(641)	(1,315)
3.04.02	Material	(121)	(212)	(101)	(193)
3.04.03	Services rendered by third parties	(1,836)	(3,568)	(1,603)	(3,361)
3.04.04	Electric Energy purchased for resale	(4,293)	(8,703)	(4,198)	(8,158)
3.04.05	Electric Energy purchased-Extraordinary tariff recovery adjustment	251	251		
3.04.06	Depreciation and amortization	(597)	(1,182)	(520)	(1,032)
3.04.07	Fuel quota equalization - CCC	(601)	(1,134)	(710)	(1,308)
3.04.08	Other expenses	(629)	(1,186)	(179)	(413)
3.05	Earnings before interest and taxes (EBIT)	748	5,137	481	1,800
3.06	Other Operating expenses/revenues	(58)	(101)	121	168
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial results	(58)	(101)	121	168
3.06.03.01	Financial revenue	502	776	187	343
3.06.03.02	Financial expenses	(560)	(877)	(66)	(175)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses				
3.06.06	Equity income result				
3.07	Operating income	690	5,036	602	1,968
3.08	Non-operating income	8	3	26	20
3.08.01	Revenue	33	33	36	54
3.08.02	Expenses	(25)	(30)	(10)	(34)
3.09	Income before Tax/profit-sharing	698	5,039	628	1,988
3.10	Provision for income tax and social contribution	(178)	(1,641)	(210)	(663)
3.11	Deferred income tax				

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-04/01/2001 to 06/30/2001	6-01/01/2001 to 06/30/2001
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversal of interest on capital				
3.15	Net income	520	3,398	418	1,325
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0.00538	0.03514	0.00432	0.01370
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corpcrate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-04/01/2001 to 06/30/2001	6-01/01/2001 to 06/30/2001
3.01	Gross revenue frcm sales/services				
3.02	Deductions from gross revenue				
3.03	Net revenue from sales/services				
3.04	Cost of goods/services sold				
3.05	Gross operating profit				
3.06	Operating expenses/revenue	5,862	604	7,202	5,848
3.06.01	Sales				
3.06.02	General and administrative	(146)	(179)	(12)	(99)
3.06.03	Financial results	15	27	78	144
3.06.03.01	Financial revenue	15	27	92	174
3.06.03.02	Financial expenses			(14)	(30)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	(235)	(439)	(111)	(222)
3.06.05.01	Goodwill amortization	(235)	(439)	(111)	(222)
3.06.06	Equity adjustment result	6,228	1,195	7,247	6,025
3.07	Operating income	5,862	604	7,202	5,848
3.08	Non-operating income	0	0	0	0
3.08.01	Revenue	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Tax/profit-sharing	5,862	604	7,202	5,848
3.10	Provision for income tax and social contribution	0	0	(10)	(11)
3.11	Deferred income tax	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-04/01/2002 to 06/30/2002	4-01/01/2002 to 06/30/2002	5-04/01/2001 to 06/30/2001	6-01/01/2001 to 06/30/2001
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversion of interest on capital				
3.15	Net income /loss	5,862	604	7,192	5,837
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE	0,15454	0,01592	0,18961	0,15388
	LOSS PER SHARE				

18.02 – COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 06/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS

File No. 82-5147



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition # 08/2002
August 29th, 2002

03 FEB -5 AM 7:21

Investor Relations Monthly Report

- **Consolidated sales in July reflect an increase of 23.4% but fell below expectations Consolidated operating revenue was R$549.7 million in 7 months**

Sales in July: Although the consolidated electricity sales of Cataguazes-Leopoldina (CFLCL) increased by 23.4% in July 2002, compared to the same month a year ago, i.e. during the second month of rationing, electric energy consumption is still below expectations.

This month consolidated electricity sales totaled 451 GWh, which represents a reduction of 2.2% relative to last June and 0.8% compared to July 2000. Consolidated gross operating revenue achieved R$ 93.6 million in July.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to July 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidado
Gross Revenue - R$ million.	**93.8**	**34.4**	**166.3**	**41.5**	**212.4**	**549.7**
Gross Revenue Growth - % ...	- 25.3	+ 25.1	+ 3.5	-	+ 2.8	+ 0.5
Electricity Sales – GWh	**538**	**151**	**978**	**270**	**1,151**	**3,088**
Retail Market						
• Residential	166	66	230	62	374	899
• Industrial	181	33	429	143	350	1,137
• Commercial	73	31	137	36	179	456
• Other classes	118	21	182	29	248	596
Sales Decrease - % (*)	**- 5.9**	**- 10.9**	**- 7.5**	**- 6.7**	**- 6.0**	**- 6.8**
• Residential	- 11.8	- 10.9	- 14.1	- 13.5	- 10.3	-11.9
• Industrial	+ 2.1	-12.8	- 1.4	- 2.6	- 6.1	- 2.9
• Commercial	- 12.0	- 8.9	- 9.9	- 11.6	- 0.6	- 6.9
• Other classes	- 4.1	- 10.5	- 10.1	- 3.2	- 2.5	- 5.6

(*) Decrease in relation to the same period of 2001.

Accumulated Gross Revenue in 7 months: Cataguazes-Leopoldina's consolidated gross operating revenue from January to July 2002 was R$549.7 million against R$546.9 million in the same period of 2001, resulting in 3,088 GWh consolidated physical sales to end consumers.

- **The Cataguazes-Leopoldina Group is receiving the second installment of Regulatory Assets**

The distribution companies of Cataguazes-Leopoldina Group are in process of receiving from BNDES R$60.7 million relative to the second installment of Regulatory Assets, which was constituted to compensate revenue loss due to last year electric energy rationing. The amounts relative to losses registered in January and February of 2002 are still in the analysis stage at Aneel.

- **Adjustments in the Tariff Recovery Program, in the Reduction Factor and MAE transactions affected the 1st half of 2002 results**

CFLCL and its subsidiaries, CENF, Energipe, CELB and Saelpa, had calculated the amount of extraordinary tariff recovery through reimbursement for losses in consumption observed during the energy-rationing period. The amounts to be reimbursed were initially determined based on a certain Reduction Factor under the Tariff Recovery Program that was preliminarily established by Aneel. Such valued were used for year-end results and first quarter 2002 results. Subsequently, this reduction factor was altered, generating in the 2nd quarter accounting adjustments in said revenue and the costs of energy purchased. In addition, Aneel published new instructions that also resulted in adjustments in MAE (Wholesale Energy Market) energy purchases and sales transactions. Due to the aforementioned adjustments, the impacts of rationing and the increase in net financial expenses, CFLCL registered in the first half a consolidated loss of R$ 46.3 million (R$ 46.9 million in the parent CFLCL). The accounting adjustments and first half results can be summarized as follows:

Adjustments in the 1st Half of 2002 (in R$ million)

Companies	Extraordinary Tariff Recovery		MAE Electricity Reversal	
	Electricity Sold Reversal	Electricity Purchased Reversal	Purchases	Sales
CFLCL	1.7	0.8	-	37.3
CENF	1.1	0.3	-	-
Energipe	4.5	2.2	-	-
CELB	1.5	0.7	-	-
Saelpa	12.0	3.3	40.1	-
Consolidated	20.8	7.3	40.1	37.3

First Half of 2002 Results Summary

Figures in R$ million	Parent Company		Consolidated	
	2002	2001	2002	2001
Gross revenue from sales and services	110.2	103.6	514.3	458.7
Extraordinary tariff recovery adjustment / MAE sales	(39.0)	-	(58.1)	-
Adjusted gross revenue	71.2	103.6	456.2	458.7
Net operating revenue	46.4	79.1	345.6	360.0
Controllable expenses	(20.2)	(18.7)	(83.6)	(77.4)
EBIT	(21.4)	9.7	73.4	82.6
Financial result	(35.9)	(19.1)	(95.8)	(48.7)
Loss in the period	(46.9)	(2.5)	(46.3)	(3.8)
Adjusted EBITDA	(13.4)	17.9	101.6	106.7

For further clarifications and additional information, please do not hesitate to contact us.

In Cataguases - Phone: +55 32 3429-6000 / Fax:: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 2509-3771 / 2509-7622 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Edition # 09/2002
September 30th, 2002

03 FEB -5 AM 7:21

Investor Relations Monthly Report

- **Consolidated operating revenue was R$635.0 million in 8 months**

Sales in August: Six months after the end of electricity rationing, the recovery of electric power consumption is still below expectations although Cataguazes-Leopoldina (CFLCL)'s power sales were up 27.2% in August 2002 over the same month of the previous year when rationing was still in force.

This month consolidated electricity sales totaled 463 GWh, which represents an increase of 2.7% relative last July. Consolidated gross operating revenue achieved R$ 85.3 million in August.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to August 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**112.0**	**39.5**	**191.9**	**48.1**	**242.7**	**635.0**
Gross Revenue Growth -% ...	- 23.2	+ 27.8	+ 4.7	- 0.6	+ 3.2	+1.4
Electricity Sales – GWh	**621**	**175**	**1,122**	**311**	**1,322**	**3,551**
Retail Market						
• Residential	191	77	263	72	427	1,030
• Industrial	209	38	495	166	405	1,313
• Commercial	84	36	157	41	203	521
• Other classes	137	24	207	32	287	687
Sales Increase/Decrease - %	**- 2.6**	**- 7.0**	**- 3.8**	**- 3.7**	**- 2.8**	**- 3.4**
• Residential	- 7.9	- 6.3	- 10.6	- 9.7	- 6.7	- 8.1
• Industrial	+ 3.8	- 10.8	+ 2.1	- 0.9	- 4.1	- 0.4
• Commercial	- 8.5	- 4.3	- 6.3	- 7.4	+ 2.2	- 3.5
• Other classes	-	- 7.2	- 6.1	+ 1.6	+ 2.0	- 1.3

(*) Increase / decrease in relation to the same period of 2001.

Accumulated Gross Revenue in 8 months: Cataguazes-Leopoldina's consolidated gross operating revenue for the period from January to August 2002 was R$635.0 million, against R$626.1 million in the same period of 2001, up 1.4%. Consolidated sales volume was 3,551 GWh to final consumers, still 3.4% below the first eight months of the previous year.

- **Saelpa supply rates rose 14.0%**

Aneel authorized Saelpa to increase by 14.0% its electricity rates as of August 28th. The electricity rates are adjusted annually and reflect the use of contractual formulas which take into account cost variation incurred by the company during the last twelve month period.

- **Aneel fixes maximum time limits for the application of the Extraordinary Tariff Recovery**

On August 29, 2002 Aneel published Resolution No 484, which lays down the maximum periods for the application of the Extraordinary Tariff Recovery in electric power concessionaires' charges for electric power distribution as compensation for the loss of revenue arising from rationing. The increases, authorized in December 2001 (2.9% for residential and rural consumers and 7.9% for commercial, industrial and public sector consumers) will be charged until the losses have been compensated. The time limits for charges by distributors in the Cataguazes-Leopoldina Group are: CFLCL (31 months), Energipe (55 months), CENF (69 months), Saelpa (75 months) and CELB (90 months).

- **Board of Directors revises capital expenditure by distributors in the Cataguazes-Leopoldina Group, except for Cat-Leo Energia**

Cataguazes-Leopoldina's Board of Directors approved a new capital budget for its electric power distributors for 2002, reflecting a reduction of 32%. The document shows capital expenditure in the order of R$72 million. However, Cat-Leo Energia's investment in the construction of 5 SHP - Small Hydroelectric Plants (Ponte, Palestina, Triunfo, Cachoeira Encoberta and Granada, which are at different stages) has been maintained at R$180 million. These plants will have total installed capacity of 100 MW (annual production of 493 GWh) and will start operating from the middle of 2003.

Investments Forecast 2002 (R$ million)

Companies	Previous	Current	Decrease - %
CFLCL	25.1	16.4	- 35
CENF	5.5	5.4	- 2
Energipe	25.5	19.6	- 23
CELB	6.2	3.7	- 40
Saelpa	43.8	26.9	- 39
Total	**106.1**	**72.0**	**- 32**

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 2509-3771 / 2509-7622 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147




BOVESPA

Ticket Symbol
FLCL

(16)

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Class "A" Preferred
CFLCY – Common

03 FEB -5 AM 7:21

Investor Relations Monthly Report - *Edition # 10/2002 – October 31st, 2002*

• Consolidated operating revenue was R$730.6 million in 9 months

Sales in September: The consolidated electricity sales of the companies serving the Cataguazes-Leopoldina Group rose 26.6% in September 2002 in comparison with the same period last year when energy rationing was in force. Although demand for electricity has recovered more slowly than forecasted, there are indications that consumption will increase during the coming quarter, a period in which energy consumption generally tends to be higher. In September, the consolidated electricity sales was identical to that of last month, totaling 463 GWh.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to September 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**141.8**	**44.9**	**221.3**	**56.4**	**282.8**	**747.3**
Gross Revenue Growth -% ...	- 14.8	+ 24.0	+ 8.9	- 1.7	+ 5.6	+ 5.0
Electricity Sales – GWh	**701**	**197**	**1,269**	**353**	**1,494**	**4,014**
Retail Market						
• Residential	215	87	297	81	482	1,162
• Industrial	237	44	560	188	458	1,487
• Commercial	94	40	177	47	228	586
• Other classes	155	26	235	37	326	779
Sales Increase/Decrease - %	**- 0.2**	**- 4.2**	**- 1.1**	**- 0.7**	**-**	**- 0.7**
• Residential	- 6.0	- 4.1	- 7.7	- 6.3	- 3.7	- 5.4
• Industrial	+ 6.7	- 6.6	+ 4.3	+ 1.4	- 1.7	+ 2.0
• Commercial	- 6.5	- 2.3	- 2.8	- 3.5	+ 4.9	- 0.6
• Other classes	+ 2.4	- 3.4	- 2.9	+ 6.3	+ 4.9	+ 1.7

(*) Increase / decrease in relation to the same period of 2001.

Accumulated Gross Revenue in 9 months: Cataguazes-Leopoldina's consolidated gross operating revenue between January and September were R$747.3 million, against R$ 711.6 million for the same period in 2001, representing an increase of 5.0%. In terms of volume, consolidated sales to final consumers were 4,014 GWh, still 0.7% lower than for the same nine months period of the previous year.

• Cataguazes-Leopoldina Group receives R$ 13.2 million from the National Treasury

In October, the Cataguazes-Leopoldina distributors (CFLCL, CENF, Energipe, CELB and Saelpa) received a further installment of the credits they hold with the National Treasury, relating to costs and the difference between the bonuses paid out to and the surcharges received from consumers between June 2001 and February 2002 when electricity rationing was in force. The amount received was R$ 13.2 million, leaving a balance still to be received of R$ 12 million.

• Third installment of Regulatory Asset to follow shortly

Constituted and recognized during the financial year of 2001, to compensate for revenue lost due to the electricity rationing, the Regulatory Asset resulted from an agreement between the Federal Government and the electricity generation and distribution companies. The first installment, of R$ 36.5 million, was released by the BNDES to the distribution companies of the Cataguazes-Leopoldina Group in February 2002, and the second payment, of R$ 60.7 million, in August 2002. The contracts for the third installment, which relate to losses incurred in 2002, and refer to a payment of R$ 11 million, have already been signed and are currently in the registration phase.

• Cataguazes-Leopoldina Group awarded the IV Minas Award – Corporate Performance

The Cataguazes-Leopoldina Group was one of those honored on October 22nd by the journal *Mercado Comum* and the *Gazeta Mercantil* newspaper, receiving the IV Minas Award – Corporate Performance 2001/2002 in the "Excellence in Minas" category. The award, which is granted based on the results of a series of indicators surveyed by the jornal itself, is public recognition of the work carried out and of the efforts made to maintain the same standards of quality and excellence in customer service in the four states in which the Cataguazes-Leopoldina Group operates. Recently, Empresa Energética de Sergipe–Energipe and its holding company, CFLCL, were awarded the ABRADEE Award, in the category of Best Electricity Distributor, in the Northeast and Southeast regions, respectively, from the Brazilian Association of Electricity Distributors.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 2509-3771 / 2509-7622 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION



01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 11/19/2002
Person in charge: Carlos Aurélio Martins Pimentel
Area Code and Telephone Number: 032 3429-6226
Quantity of diskettes produced: 1

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE 3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS			2 - LOCALITY OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - CEP 36770-901	4 - MUNICIPALITY Cataguases		5 - UF (Federal Unit-State) MG	
6 - DDD 32	7 - TELEPHONE 3429-6000	8 - TELEPHONE 3429-6282	9 - TELEPHONE 3429-6226	10 - TELEX
11 - DDD 32	12 - Fax: 3421-4240	13 - Fax: 3422-1701	14 - FAX -	
15 - E-MAIL stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME				
Maurício Perez Botelho				
2 - COMPLETE ADDRESS Praça Rui Barbosa, 80			3 - Locality or District Centro	
4 - CEP 36770-901	5 - MUNICIPALITY Cataguases			6 - UF MG
7 - DDD 32	8 - Telephone 3429-6000	9 - Telephone 3429-6282	10 - Telephone 3429-6337	11 - Telex
12 - DDD 32	13 - Fax 3422-1701	14 - Fax 3421-4240	15 - Fax -	
16 - E-mail mbotelho@cataguazes.com.br				

01.04 - ITR´S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2002	12/31/2002	3	07/01/2002	09/30/2002	2	01/01/2002	06/30/2001
9-NAME / CORPORATE NAME OF AUDITOR Deloitte Touche Tohmatsu Auditores Independentes					10- CVM CODE 00385-9		
11-NAME OF THE RESPONSIBLE TECHNICIAN Marcelo C. Almeida					12-CPF OF RESPONSIBLE TECHNICIAN 335.905.597-72		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 09/30/2002	2 06/30/2001	3 09/30/2001
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	2,608,274
6 - Total	2,624,829	2,624,829	2,624,829

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
12/11/2002	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-09/30/2002	4-06/30/2002
1	Total assets	855,510	853,850
1.01	Current assets	108.191	74,380
1.01.01	Cash on hand	2,295	1,937
1.01.01.01	Cash and banks	2,057	1,715
1.01.01.02	Marketable securities	238	222
1.01.02	Credits	87,020	57,735
1.01.02.01	Account receivable from Clients/Consumers	79,519	52,791
1.01.02.02	Notes and other accounts receivable	1,683	1,681
1.01.02.03	Extraordinary tariff recovery	8,096	5,624
1.01.02.04	Allowance for doubtful accounts	(2,278)	(2,361)
1.01.03	Stocks / Inventories	652	553
1.01.04	Others	18,224	14,155
1.01.04.01	Recoverable taxes	11,256	9,555
1.01.04.02	Prepaid expenses	4,934	3,745
1.01.04.03	Others	2,034	855
1.02	Long term assets	138,516	157,165
1.02.01	Miscellaneous credits	-	-
1.02.02	Credits from related entities	74,953	91,747
1.02.02.01	Affiliates	-	-
1.02.02.02	Subsidiaries	74,953	91,747
1.02.02.03	Other related entities	-	-
1.02.03	Others	63,563	65,418
1.02.03.01	Judicial deposits	974	867
1.02.03.02	Extraordinary tariff recovery	1,349	2,812
1.02.03.03	Prepaid expenses	819	1,826
1.02.03.04	Tax credits	40,043	40,043
1.02.03.05	Recoverable taxes	2,059	1,954
1.02.03.06	Notes and other accounts receivable	7,225	6,764
1.02.03.07	Other	11,094	11,152
1.03	Permanent assets	608,803	622,305
1.03.01	Investments	432,745	443,216
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries	422,202	432,675
1.03.01.02.01	Energisa S/A	361,767	364,908
1.03.01.02.02	Multipar S/A	587	448
1.03.01.02.03	Multiagro Ltda.	842	882
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	23,433	23,098
1.03.01.02.05	Goodwill premium at CENF's investment	35,248	35,637
1.03.01.02.06	Teleserv S/A	-	-
1.03.01.02.07	Telecabo S/A	258	258
1.03.01.02.08	MCL Cabo S/A	67	67
1.03.01.02.09	Cat-Leo Energia S/A	-	7,377
1.03.01.03.	Other Investments	564	562
1.03.01.03.01	Other Investments by cost	564	562
1.03.02	Fixed assets	175,040	178,059
1.03.02.01	Hydraulic energy generation	63,628	63,599
1.03.02.02	Transmission system relating to generation	11,747	11,745
1.03.02.03	Distribution lines, nets, substations	210,228	202,815
1.03.02.04	Sales	21,793	21,793
1.03.02.05	Management	22,839	22,713
1.03.02.06	Fixed assets in progress	21,612	24,644
1.03.02.07	Accumulated depreciation	(104,381)	(101,070)
1.03.02.08	(-) Special Obligations	(72,426)	(68,180)
1.03.03	Deferred	1,018	1,030
1.03.03.01	Costs of Software acquisition	1,203	1,172
1.03.03.02	(-) Accumulated Amortization	(185)	(142)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-09/30/2002	4-06/30/2002
2	Total liabilities	855,510	853,850
2.01	Current liabilities	234,426	218,839
2.01.01	Loans and financing	162,930	159,999
2.01.02	Debentures	20,512	18,447
2.01.03	Suppliers	28,313	27,662
2.01.04	Taxes, fees and contributions	16,975	6,511
2.01.04.01	VAT (*ICMS*) payable	13,343	5,413
2.01.04.02	Taxes and social charges payable	502	500
2.01.04.03	Income tax withheld at the source	-	-
2.01.04.04	Social contribution (PIS/COFINS) payable	2,847	218
2.01.04.05	Other	283	380
2.01.05	Dividends payable	-	-
2.01.06	Provisions	2,698	2,355
2.01.06.01	Vacation and salaries	2,698	2,355
2.01.07	Debt owed to affiliates	-	-
2.01.08	Others	2,998	3,865
2.01.08.01	Salaries payable	35	47
2.01.08.02	Participation payable	-	318
2.01.08.03	Consumer charges payable	752	628
2.01.08.04	Interest on own capital payable	897	897
2.01.08.05	Others	1,314	1,975
2.02	Long term liability	272,224	279,680
2.02.01	Loans and financing	75,303	74,387
2.02.02	Debentures	137,734	141,660
2.02.03	Provisions	-	-
2.02.04	Debt owed to affiliates	38,260	46,284
2.02.05	Others	20,927	17,349
2.02.05.01	Special obligations	-	-
2.02.05.02	Provisions for contingencies	3,949	3,911
2.02.05.03	Suppliers	1,349	3,138
2.02.05.04	Other	15,629	10,300
2.03	Results of future periods	-	-
2.04	Minority participation	-	-
2.05	Net equity	348,860	355,331
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common Stock	127,909	127,909
2.05.01.02	Preferred Stock A	205,760	205,760
2.05.01.03	Preferred Stock B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary Correction of capital	9,837	9,837
2.02.02.02	Subscription premium of shares	6,057	6,057
2.05.02.03	Special Monetary Correction	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserves	9,927	9,927
2.05.02.06	Treasury Shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	36,733	36,733
2.05.04.01	Legal reserve	8,703	8,703
2.05.04.02	Statutory reserve	28,030	28,030
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profits	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(53,345)	(46,874)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	6-01/01/2001 to 09/30/2001
3.01	Gross revenue from sales/services	83,752	154,903	62,871	166,423
3.01.01	Gross revenue in the year	59,943	170,104	62,871	166,423
3.01.02	Extraordinary tariff recovery adjustment	996	(706)		
3.01.03	Electricity sales - MAE adjusted	22,813	(14,495)		
3.02	Deductions from gross revenue	(15,287)	(40,002)	(10,735)	(35,216)
3.02.01	Invoiced VAT (ICMS)	(11,150)	(31,150)	(7,405)	(26,060)
3.02.02	Social contributions (PIS/COFINS)	(3,192)	(6,037)	(2,427)	(6,428)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(945)	(2,815)	(903)	(2,728)
3.03	Net revenue from sales/services	68,465	114,901	52,136	131,207
3.04	Cost of goods/services sold	(41,019)	(108,855)	(36,316)	(105,701)
3.04.01	Personnel	(6,047)	(17,054)	(5,095)	(15,237)
3.04.02	Material	(860)	(2,429)	(1,276)	(2,857)
3.04.03	Services rendered by third parties	(2,805)	(7,795)	(2,106)	(6,826)
3.04.04	Electric energy purchased for resale	(23,079)	(58,203)	(18,294)	(55,365)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	(109)	764	-	-
3.04.06	Royalties on Hydro Resources	(32)	(186)	(25)	(144)
3.04.07	Electric Power Transportation Charge	(1,230)	(4,095)	(2,386)	(4,795)
3.04.08	Depreciation / Amortization	(3,244)	(10,140)	(3,241)	(9,609)
3.04.09	Fuel Quota Equalization	(2,276)	(5,865)	(2,336)	(6,471)
3.04.10	Provision for contingencies	-	87	(336)	(334)
3.04.11	Other expenses	(1,337)	(3,939)	(1,221)	(4,063)
3.05	Earnings before interest and taxes (EBIT)	27,446	6,046	15,820	25,506
3.06	Other Operating expenses/ revenue	(34,210)	(78,816)	(10,989)	(27,319)
3.06.01	Sales	-	-	-	-
3.06.02	General and administrative	-	-	-	-
3.06.03	Financial	(18,656)	(54,530)	(16,136)	(35,225)
3.06.03.01	Financial revenue	9,390	16,315	2,518	3,892
3.06.03.02	Financial expenses	(28,046)	(70,845)	(18,654)	(39,117)
3.06.04	Other operating revenue	-	-	-	-
3.06.05	Other operating expenses	(387)	(1,161)	(369)	(1,107)
3.06.05.01	Amortization of premium	(387)	(1,161)	(369)	(1,107)
3.06.06	Equity adjustment result	(15,167)	(23,125)	5,516	
3.06.06.01	Equity adjustment	(15,167)	(23,125)	5,516	
3.07	Operating income	(6,764)	(72,770)	4,831	(1,813)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	6-01/01/2001 to 09/30/2001
3.08	Non operating income	293	458	367	2,111
3.08.01	Revenue	413	921	487	2,438
3.08.02	Expenses	(120)	(463)	(120)	(327)
3.09	Earnings before tax / profit-sharing; minority participation	(6,471)	(72,312)	5,198	298
3.10	Provision for income tax and social contribution	-	-	-	-
3.11	Deferred income tax	-	18,967	(4)	2,446
3.11.01	Social Contribution	-	4,584	(15)	573
3.11.02	Income tax	-	14,383	11	1,873
3.12	Profit sharing; minority shareholders/statutory contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interests on capital	-	-	-	-
3.15	Net income	(6,471)	(53,345)	5,194	2,744
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	EARNINGS PER SHARE			0.00004	0.00002
	LOSS PER SHARE	(0.00005)	(0.00043)		

04.01 - EXPLANATORY NOTES

1. OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina - CFLCL is a concessionaire of electric energy public services, covering 67 municipalities in the State of Minas Gerais and 1 in the State of Rio de Janeiro, serving approximately 287 thousand consumers (not reviewed by independent auditors).

The Company is the parent company of other companies. The ownership interest percentage and information on these investments are presented in Notes 3, 10 and 11.

The Company presented negative working capital as of September 30 in the amount of R$126,235 (R$268,930 for the consolidated). This deficiency arises, basically, from the acquisition of the equity control of Saelpa on November 30, 2000 and the Emergency Rationing Program, established by the Federal Government on June 1, 2001, which reduced the Company's and its subsidiaries' revenue from June 2001 to February 2002 by approximately 20%. To reduce the impact of these deficiencies, the Company has already scheduled the following inflows:

- Reimbursement, from the Ministry of Mines and Energy, related to Emergency Rationing Program costs, in the amount of R$25,601 (see Note 21).

- Financing, being contracted with the BNDES, related to investments already made, in the amount of R$141,724.

Additionally, Management has endeavored to renegotiate short-term loans with the respective financial institutions seeking to obtain an extension of the maturity dates under the agreements. With the receipt of scheduled inflows, as described above, and actions that are being taken by Management, the Companies are expected to achieve economic and financial balance.

2. ACCOUNTING PRACTICES AND PRESENTATION

The financial statements were prepared based on the accounting practices laid down by the Brazilian corporate law, rules and regulations established by the Brazilian Securities Commission (CVM) and specific legislation applicable to concessionaires of electric energy public services established by the National Electric Energy Agency. In the preparation of the quarterly financial information, the accounting practices were adopted on a consistent basis with those adopted for the preparation of the financial statements as of December 31, 2001, published in the official press on April 9, 2002. Accordingly, the quarterly financial information should be read in conjunction with the aforementioned annual financial statements.

04.01 - EXPLANATORY NOTES

3. CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements include the following ownership interests:

	Ownership interest %	
	September 30, 2002	June 30, 2002
Subsidiaries:		
Energisa S.A. (*)	50.07	50.07
Companhia de Eletricidade de Nova Friburgo	59.47	59.47
Multipar S.A.	99.96	99.96
Multiagro Ltda.	66.67	66.67
Teleserv S.A.	99.10	99.10
Telecabo S.A.	97.59	97.59
MCL Cabo S.A.	95.54	95.54
Cat-Leo Energia S.A.	99.99	99.99

(*) Parent Company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the parent company of CELB (99.13% of voting capital and 88.85% of total capital) and Pbpart SE1 S.A. (50.1% of voting and total capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).

The consolidated financial statements were prepared based on the financial statements of the subsidiaries as of September 30, 2002, in accordance with the consolidation criteria set forth by CVM Instruction No. 247/96.

04.01 - EXPLANATORY NOTES

The reconciliation between the Parent Company and consolidated net loss and shareholders' equity is as follows:

	Ownership interest			
	September 30, 2002		September 30, 2001	
	Net loss for the period	Shareholders' equity	Net loss for the period	Shareholders' equity
Parent Company	(53,345)	348,860	2,744	405,201
Unrealized profit on transactions with subsidiaries (mainly sale of ownership interest)	-	(40,173)	(2,313)	(42,386)
Profit realization	738	-	-	-
Consolidated	(52,607)	308,687	431	362,815

4. CONSUMERS AND CONCESSIONAIRES

	Parent Company		Consolidated	
Types of consumers	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Residential	5,969	5,695	49,154	51,324
Industrial	5,996	7,032	41,381	40,331
Commercial, services and other activities	2,595	2,216	22,859	22,322
Rural	1,520	1,448	13,124	12,813
Public sector:				
Federal	21	20	7,162	6,781
State	233	214	3,446	3,263
Municipal	856	787	13,479	12,761
Public lighting	2,317	2,060	43,257	42,518
Public service	818	841	4,560	4,214
Other	2,756	335	21,771	9,802
Subtotal - consumers	23,081	20,648	220,193	206,129
Concessionaires (*)	50,941	27,987	172,172	125,279
Unbilled sales	5,497	4,156	29,674	26,255
Total	79,519	52,791	422,039	357,663

(*)Includes energy sold in the Wholesale Energy Market - MAE (see Note 6).

04.01 - EXPLANATORY NOTES

5. EXTRAORDINARY TARIFF RECOVERY

Based on the provisions of Law No. 10,438 of April 26, 2002, Resolution No. 91 of the Energy Crisis Management Committee - GCE of December 21, 2001, and Aneel Resolution No. 31 of January 24, 2002, the Company and its subsidiaries CENF, Energipe, CELB and Saelpa, performed an analysis of the extraordinary tariff recovery amount, aiming at the economic and financial balance of the concession contracts, through refund of consumption losses arising from the Emergency Energy Rationing Program from June 1, 2001 to February 28, 2002.

The amounts to be refunded in connection with the tariff recovery were initially calculated based on the reduction factor disclosed at that time and recorded as revenue in December 2001 and during the first quarter of 2002. This factor was subsequently changed, which originated a decrease in this revenue of R$374 (Parent Company) and R$19,923 (consolidated), stated in net income for the second quarter of 2002 as "adjustment to the extraordinary tariff recovery".

On August 29, 2002, Aneel Resolutions Nos. 480 to 483 homologated amounts relating to the extraordinary tariff recovery, recovery of Portion "A" costs for the period from January 1 to October 25, 2001 (see Note 7), and the portion of energy from independent suppliers during the rationing period. Below are homologated amounts relating to the tariff recovery and energy from independent suppliers:

	Parent Company			Consolidated		
	Tariff recovery	Energy from independent suppliers	Total	Tariff recovery	Energy from independent suppliers	Total
BALANCE AS OF DECEMBER 31, 2001	4,768	8,335	13,103	106,489	62,462	168,951
Recognition	1,021	339	1,360	13,078	2,466	15,544
Amortization	(5,454)	(355)	(5,809)	(31,164)	(355)	(31,519)
Adjustment - Resolutions No 429 and 481	(374)	-	(374)	(19,923)	-	(19,923)
Other adjustments - Alteration regulatory asset	(332)	-	(332)	8,019	-	8,019
Monetary restatement	371	1,126	1,497	12,917	8,432	21,349
BALANCE AS OF SEPTEMBER 30, 2002	-	9,445	9,445	89,416	73,005	162,421
Current portion	-	8,096	8,096	24,936	26,766	51,702
Long-term portion	-	1,349	1,349	64,480	46,239	110,719

04.01 - EXPLANATORY NOTES

The balances related to energy from independent suppliers were recorded net of PIS and COFINS. These amounts will be repassed to suppliers.

The aforementioned extraordinary tariff recovery is being performed by applying adjustments to the tariffs in effect as of December 31, 2001, as recognized by Aneel:

a. 2.9% for residential and rural consumers (except low-income consumers).

b. 7.9% for the other customers.

Aneel Resolution No. 484 of August 29, 2002, established a maximum period for which above-mentioned adjustments shall be in force. Based on internal projections, Management expects to realize all credits within the period defined by such Resolution.

	Residual period (in months) as of September 30, 2002	
	Resolution 484	Internal projections
CFLCL	22	19
Energipe	46	42
Saelpa	66	52
CELB	81	63
CENF	60	60

As part of the tariff recovery agreement, CFLCL and its subsidiaries shall pay to generating companies the full amounts set forth in the initial energy supply agreements, reduced by those factors considered in recalculating the credit recorded in assets. As of September 30, 2002, such amounts are R$2,039 and R$8,474, Parent Company and consolidated, respectively, plus the amounts relating to above-mentioned energy from independent suppliers, totaling R$11,482 and R$79,156, Parent Company and consolidated, respectively. Said amounts are recorded in Suppliers under both Current and Long-Term Liabilities.

BNDES approved a credit facility to finance the recovery of 90% of losses arising from the energy rationing program. Amounts released through September 30, 2002 total R$7,593 and R$96,779, Parent Company and consolidated, respectively.

04.01 - EXPLANATORY NOTES

6. WHOLESALE ENERGY MARKET - MAE

	September 30, 2002			
	Parent Company		Consolidated	
Period	Sale	Purchase	Sale	Purchase
Prebilling				
July 1999 to February 2002	61,398	253	121,261	63,359
Accrual as MAE statements, March 2002 to September 2002	512	22	50,566	166
Adjustment - Aneel Ordinance No. 288	(11,058)	-	-	-
Balance as of September 30	50,852	275	171,827	63,525
Balance as of June 30	27,292	249	122,205	58,462

Sale - recorded in the account consumers and concessionaires.
Purchase - recorded in the account suppliers (current liabilities).

Amounts recorded through September 30, 2002, relating to the prebilling and accrual are based on statements provided by MAE, whose settlement is scheduled for November 22, 2002.

Per Aneel Ordinance No. 288, of May 16, 2002, the bilateral agreement for the purchase and sale of electric energy made between Companhia Força e Luz Cataguazes-Leopoldina and its subsidiary Saelpa, in the period from June to December 2001, was considered valid as an initial agreement. Based on internal records, Management recognized the adjustment of R$11,058 to balances presented by MAE.

Amounts relating to transactions involving purchase and sale of electric energy in MAE are subject to change depending upon the outcome of a pending lawsuit started by market agents in connection with the interpretation of prevailing rules.

7. RECOVERY OF "PORTION A" COST VARIATIONS (CVA)

Interministerial Ordinances No. 296, of October 25, 2001 and No. 25, of January 24, 2002, established the Recovery of "Portion A" Cost Variations - CVA for the purpose of recording cost variations, either negative or positive, occurred in the periods between the annual adjustment of tariffs.

04.01 - EXPLANATORY NOTES

Aneel Resolution No. 430, of August 19, 2002, homologated Portion "A" amounts for the period from January 1 to October 25, 2002, which will be realized by means of an extraordinary tariff adjustment as explained in Note 5. Cost variations incurred after October 25, 2001 (CVA) are being amortized as from the annual tariff adjustment date.

Based on calculations by CFLCL and its subsidiaries, Portion "A" and CVA amount to R$5,013 (R$13,744 - consolidated), monetarily restated according to the variation in Selic interest rate up to the date on which amortization began, in the second quarter of 2002. As of September 30, 2002, the remaining unamortized balance totals R$5,734 (R$18,893 - consolidated). Such amounts are recorded under the caption "Prepaid Expenses", both in current and long-term assets, based on realization estimates.

8. RECOVERABLE TAXES

	Parent Company		Consolidated	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
ICMS (State VAT)	3,178	3,193	22,153	20,562
IRRF (Withholding income tax)	3,035	1,442	8,869	8,037
IRPJ (Corporate income tax)	4,667	4,507	8,074	14,265
CSLL (Social contribution tax)	2,071	2,003	3,830	6,685
Other	364	364	1,809	1,335
	13,315	11,509	44,735	50,884
Current portion	11,256	9,555	34,235	41,554
Long-term portion	2,059	1,954	10,500	9,330

9. TAX CREDITS

The Company and its subsidiaries had tax credits available for offset in connection with income tax of R$30,705 (R$139,904 for the consolidated) and social contribution tax of R$9,338 (R$38,236 for the consolidated).

On July 1, 2002, CVM issued Instruction No. 371/02, establishing new criteria for valuation and disclosure of deferred tax credits.

04.01 - EXPLANATORY NOTES

Deferred income and social contribution taxes accounted for in the third quarter of 2002 originate from the Parent Company in conjunction with the subsidiary Usina Termelétrica de Juiz de Fora S.A. Approximately 50% of this subsidiary's installed capacity remained idle in 2002. The low prices recorded in the spot market (MAE), effective after the energy rationing, have significantly affected this company's results for the current year. Nonetheless, Usina Termelétrica de Juiz de Fora's full capacity (average 82 MW) has already been contracted for 2003, at the price of approximately R$119/MWh (as of June 2002). This scenario and the fact that this power plant's combined cycle will be placed into operation (by the end of 2004) would enable the company to realize its tax credits. The other consolidated companies that recorded tax losses during the third quarter of 2002, and are not subject to said Instruction's rules, did not record deferred income and social contribution taxes in the current quarter.

In accordance with criteria established by CVM Instruction No. 371/2002, the realization of tax credits, Parent Company and consolidated, is estimated as follows:

	Realization of tax credits	
Period	Parent Company	Consolidated
2003	-	13,719
2004	-	61,386
2005	-	54,186
2006	7,404	16,210
2007	25,894	25,894
2008	6,745	6,745
Total	40,043	178,140

04.01 - EXPLANATORY NOTES

10. INVESTMENTS

	Parent Company		Consolidated	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Investments in subsidiaries	386,954	397,038	-	-
Goodwill on acquisition of investments	35,248	35,637	-	-
Investments stated at cost	10,543	10,541	10,943	10,908
	432,745	443,216	10,943	10,908

Following is the information on subsidiaries:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A.	Telecabo S.A.	MCL Cabo S.A.	Cat-Leo Energia S.A	September 30, 2002	September 30, 2001
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	-	-
Number of shares/quotas held (thousand):										
Common	18,991	57,509	3,531	-	38	9	14	13,150	-	-
Preferred	-	-	1	-	75	20	2	-	-	-
Sharequotas	-	-	-	3,700	-	-	-	-	-	-
Ownership interest (%)	50,07	59,47	99,96	66,67	99,10	97,59	95,54	99,99	-	-
Net income (loss)	(5,670)	3,961	139	(167)	(1,478)	-	-	(18,316)	-	-
Shareholders' equity	722,522	39,403	588	1,263	(1,077)	264	70	(4,543)	-	-
Equity pick-up	(5,729)	2,356	139	(111)	(1,464)	-	-	(18,316)	(23,125)	9,013
Investments	361,767	23,433	587	842	-	258	67	-	386,954	415,412

The Company set up a provision for the negative shareholders' investment of its subsidiaries Teleserv S.A. and Cat-Leo Energia S.A. in the amounts of R$1,068 and R$4,543 respectively.

11. RELATED-PARTY TRANSACTIONS

	September 30, 2002		June 30, 2002	
Loans	Assets	Liabilities	Assets	Liabilities
Companies:				
Saelpa(1)	-	2,722	-	6,317
Pbpart Ltda.(1)	212	-	-	4,484
Pbpart SE 2 Ltda.(1)	-	35,358	-	34,346
Energipe (1)	43,961	-	-	1,137
CENF	390	-	237	-
Energisa	96	-	58	-
CELB	1,850	-	62	-
Cat-Leo Energia S.A.(2)	12,867	-	77,246	-
Teleserv S/A	12,015	-	10,569	-
Other (1)	3,562	-	3,575	-
	74,953	38,260	91,747	46,284

(1) Loans and Financing
(2) Advance for future capital increase

04.01 - EXPLANATORY NOTES

Loans from commercial and financial transactions, which are usual in the normal course of business, are subject to market interest rates, except for advances for future capital increase, which are not remunerated.

The aforementioned transactions are supported by credit facility agreements and were submitted to Aneel for information and approval.

Related-party transactions are as follows:

	Energisa	Cia. de Eletricidade de Nova Friburgo	Empresa Energética de Sergipe S.A.	Cat-Leo Energia S.A.	Usina Termelétrica de Juiz de Fora	Saelpa	Celb	PBPart Ltda. e Pbpart SE 1 e SE 2	09.30.2002	06.30.2002
Provision of services	-	4,438	518	223	84	472	457	-	6,192	4,504
Electricity purchased	-	-	-	(5,372)	(23,090)	-	-	-	(28,462)	(9,973)
Financial income (expenses)	5	(77)	2,382	-	-	1,189	43	(6,097)	(2,555)	(2,192)
Sell of software	-	-	-	-	98	-	-	-	98	-

The related companies provide services related to administrative and support areas and acquisition of software for corporate integrated system for planning and management of resources, which are performed under usual market conditions.

04.01 - EXPLANATORY NOTES

12. LOANS AND FINANCING

	Parent Company		Consolidated	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
In local currency, with interest up to 6.5% p.a. and monetary restatement based on TJLP variation (Finame, Banese and BNDES)	53,744	55,791	347,040	270,697
In local currency, with interest of 1% p.a. and monetary restatement based on Selic rate variation (BNDES)	3,366	5,260	77,301	25,474
In local currency, with interest up to 8% p.a. and Finel, RGR variation (Eletrobrás)	13,374	12,418	29,174	29,341
In local currency, with interest up to 4% p.a. and monetary restatement based on TJLP (BNDES)	-	-	144,738	167,115
In local currency, with interest up to 10% p.a. and monetary restatement based on IGP-DI variation (Inergus)	-	-	13,857	13,105
In local currency with interest equivalent to CDI rate (Itacatu, Alliant)	17,790	17,098	17,790	17,098
In local currency, with interest of 1% p.m. and monetary restatement based on TR variation (Funasa)	-	-	5,971	6,165
In local currency, with interest from 1.20% to 11.59% p.a. above CDI Banks: Bradesco, Mercantil, BIC Banco, BNL, Unibanco, Rural, ABN Amro Real, Shahin, ABC Brasil, Itaú, HSBC, BBA Credtanstalt, BBM, Brascan and BES)	133,216	127,840	278,072	292,948
In local currency, with interest equivalent to CDI rate, plus 0.40% p.m. (The Latin America Energy)	16,635	15,736	16,635	15,736
In local currency, with interest up to 5.5% p.a. and monetary restatement based on TJLP variation (Unibanco, Banco BNL, HSBC, BNDES and BIC Banco)	108	243	83,555	67,446
Total local currency	238,233	234,386	1,014,133	905,125
In foreign currency (US$), with interest of 8.50% p.a. plus exchange rate variation (Unibanco and Banco Real)	-	-	17,852	14,222
Total	238,233	234,386	1,031,985	919,347
Current portion	162,930	159,999	451,891	503,224
Long-term portion	75,303	74,387	580,094	416,123

04.01 - EXPLANATORY NOTES

TJLP - Brazilian long-term interest rate
Selic - Special System for Settlement and Custody
Finel - Financing for Eletrobrás
RGR - Global reserve for reversion quota
CDI - Interbank deposit rate
IGP-DI - Domestic general price index

Financing from Finame is guaranteed by financed equipment.
Financing obtained from other financial institutions is guaranteed by portions of revenue of the Company and its subsidiaries.

The long-term portion matures as follows:

	September 30, 2002	
	Parent Company	Consolidated
2003	21,255	86,620
2004	13,415	166,673
2005	12,297	118,397
2006	11,957	39,606
2007	9,099	30,105
After 2007	7,280	138,693
	75,303	580,094

13. DEBENTURES

The principal characteristics of debentures are presented in table "10.01 of the CVM Quarterly Financial Information Form - Characteristics of public or private issuance of debentures".

14. PROVISION FOR CONTINGENCIES

The balance of provision for contingencies of R$3,949 (R$101,314 for the consolidated) considers the estimate of management, together with its legal counselors, and other information at the balance sheet date, and the procedure is consistent with that adopted for 2001. For disputes in progress, the Company has retained deposits and guarantees of R$974 (R$26,210 for the consolidated).

The balance, by type of contingency, is as follows:

	Parent Company		Consolidated	
Contingencies	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Labor	320	320	35,649	36,309
Civil	1,625	1,625	30,559	30,397
Tax	2,004	1,966	35,106	30,725
Total	3,949	3,911	101,314	97,431

04.01 - EXPLANATORY NOTES

15. CAPITAL - PARENT COMPANY

The subscribed and paid-in capital is represented by 48,662,898,398 common shares, 78,280,837,239 class "A" preferred shares, and 253,492,770 class "B" preferred shares, without par value.

The Company has 16,554,955 common shares and 2,608,274,448 class "A" preferred shares, which are recorded under the "treasury shares" caption, in shareholders' equity, in the amount of R$5,245.

16. ELECTRICITY SALES TO FINAL CONSUMERS

Parent Company

	Not reviewed by independent auditors					
	Number of consumers		MWh		RS	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Residential	217,507	210,164	214,592	228,333	63,658	55,922
Industrial	3,244	2,960	237,199	222,200	37,798	28,600
Commercial	26,344	26,128	93,576	100,045	24,126	18,798
Rural	36,817	33,747	78,039	76,303	12,891	10,244
Public sector:						
Federal	41	40	214	236	203	158
State	375	369	9,738	4,681	1,055	825
Local	2,332	2,269	4,288	9,609	2,366	1,850
Public lighting	209	196	38,973	37,341	5,805	4,417
Public service	439	396	22,648	22,040	3,828	2,843
Own consumption	147	144	1,446	1,489	-	-
Subtotal	287,455	276,413	700,713	702,277	151,730	123,657
ICMS	-	-	-	-	(31,150)	(26,060)
Extraordinary tariff recovery	-	-	-	-	(4,449)	-
Adjustment to the extraordinary tariff recovery	-	-	-	-	(706)	-
Electricity sales - MAE reversal	-	-	-	-	(14,495)	-
Unbilled sale (net)	-	-	4,841	(1,650)	1,482	289
Electricity sales to distributors	-	-	91,113	70,236	10,431	34,350
Other billed services	-	-	-	-	10,910	8,127
Total	287,455	276,413	796,667	770,863	123,753	140,363

04.01 - EXPLANATORY NOTES

Consolidated

	Not reviewed by independent auditors					
	Number of consumers (*)		MWh		R$	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Residential	1,454,669	1,390,972	1,161,382	1,227,863	279,354	249,373
Industrial	12,211	11,669	1,486,854	1,456,805	181,655	137,543
Commercial	128,783	125,260	585,249	589,188	130,626	105,296
Rural	85,862	67,824	179,401	195,870	24,568	20,988
Public sector:						
Federal	652	563	33,912	34,338	10,363	8,489
State	6,503	5,825	58,338	53,348	11,805	9,478
Local	11,784	10,203	47,288	53,146	9,001	7,231
Public lighting	1,525	1,349	239,729	209,735	29,298	21,267
Public service	1,522	1,392	216,534	215,978	26,328	19,896
Own consumption	354	361	5,116	4,648	-	-
Subtotal	1,703,865	1,615,418	4,013,803	4,040,919	702,998	579,561
ICMS	-	-	-	-	(134,379)	(106,610)
Extraordinary tariff recovery	-	-	-	-	(15,975)	-
Adjustment to the extraordinary tariff recovery	-	-	-	-	(11,904)	-
Electricity sales - MAE reversal	-	-	-	-	(14,495)	-
Electricity sales to distributors	5	6	992,216	397,552	75,755	131,055
Unbilled sale (net)	-	-	30,806	(110,386)	8,201	(7,070)
Other billed services	-	-	-	-	15,823	8,019
Total	1,703,870	1,615,424	5,036,825	4,328,085	626,024	604,955

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

17. MANAGEMENT COMPENSATION

In 2002, the "Personnel expenses" caption for the nine-month period includes the amount of R$977 (R$1,501 for the same period of 2001), for the Parent Company, and R$3,293 (R$4,138 for the same period of 2001) for the consolidated, related to management compensation.

18. INSURANCE

Insured values are determined and contracted on technical bases and are sufficient to cover probable losses arising from losses on permanent assets and inventories.

04.01 - EXPLANATORY NOTES

19. FINANCIAL INSTRUMENTS (CVM INSTRUCTION No. 235/95)

As of September 30, 2002, the Company and its subsidiaries had swap operations in the total nominal amount of US$ 14.3 million, with Libor charges, plus over Libor of 1.25% p.a. This swap limits the financial charge of these contracts to the CDI plus 1.9% p.a. In the nine-month period ended September 30, 2002, the Company had recorded gains on swap operations in the amount of R$10,844 (R$12,072 - consolidated).

20. SUPPLEMENTARY PENSION PLANS

The Company and its subsidiaries Energipe, Saelpa and CELB sponsor supplementary pension plans for their employees, as a defined contribution plan (CFLCL and CENF) and defined benefit plan (Energipe, Saelpa and CELB).

In the first nine months of 2002, sponsor expenses for these plans were R$366 (R$4,074 for the consolidated).

The pension plans sponsored by Energipe and Saelpa presented, as of September 30, 2002, an estimated actuarial deficit of R$22,968 and R$28,592 respectively. For the consolidated R$5,254 in current liabilities and R$46,306 in long-term liabilities.

According to CVM Resolution No. 371, of December 13, 2000, these subsidiaries recognized, in 2001, provisions to cover these actuarial deficits, as well as the corresponding tax effects, of R$7,562 and R$9,293, respectively. These provisions were recorded directly in Shareholders' Equity of the subsidiaries, at that time.

The Company recorded, in 2002, equity in loss of subsidiaries of R$2,890 related to its portion in the adjustment made to the shareholders' equity of Energisa, parent company of Energipe and Saelpa, as of December 31, 2001, related to actuarial deficits.

04.01 - EXPLANATORY NOTES

21. EMERGENCY ENERGY RATIONING PROGRAM

The Federal Government established, starting June 1, 2001, the energy rationing program which was in effect until February 28, 2002. The principal measures adopted are summarized as follows:

a. Collection of tariff surcharges for consumers who did not comply with the targets for consumption decrease, initially defined as a 20% reduction.

b. Distribution of a bonus to consumers, included in certain consumption ranges, who presented consumption decrease above the established target.

c. Authorization for industrial and commercial consumers to make direct purchase and sale of electric energy, through issuance of energy certificates and/or bilateral transactions, to cover the excessive consumption in relation to the targets or sale of their monthly surplus.

The certificates received/issued were registered by the Company in the Energy Wholesale Market - MAE.

The Company and its subsidiaries CENF, Energipe, CELB and Saelpa, have the following amounts of reimbursable costs, surcharges, bonus and capital contributions received:

	Parent Company		Consolidated	
	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002
Rationing costs - (other - long-term assets)	1,683	1,683	6,279	6,279
Surcharge - (other - long-term liabilities)	(1,810)	(1,810)	(13,047)	(13,205)
Bonus - (other - long-term assets)	9,012	9,012	45,947	46,727
Capital contributions received	(3,187)	(3,187)	(13,578)	(13,578)
Total refundable amounts	5,698	5,698	25,601	26,223

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Significant events occurred during the nine-month period ended September 30, 2002 may be summarized as follows:

Consolidated electricity sales in the three-month period, despite a 25.7% increase, performed below expectation.

Electricity sales from July to September 2002: Although consolidated electricity sales made by Cataguazes-Leopoldina (CFLCL) have increased 25.7% in the three-month period from July to September 2002, in relation to the same period last year - when the government energy rationing program was in force - they still remain below previously reported levels. In the third quarter of 2002, the consolidated sales volume was 1,377 GWh, which represents a reduction of 0.7%, compared to the second quarter of 2002, and 1.4%, compared to sales made by the five distribution companies (namely CFLCL, CENF, Energipe, CELB, and Saelpa) in the third quarter of 2000 (before the energy rationing).

Electricity Sales
(Change in relation to the same quarter in 2001)

	September 30, 2002	
	Sales (GWh)	**Change (%)**
Companies in Southeast		
CFLCL	240	+ 21.8
CENF	69	+ 22.9
Subtotal Southeast	309	+ 22.1
Companies in Northeast		
Energipe	433	+ 27.7
CELB	123	+ 28.2
Saelpa	512	+ 25.8
Subtotal Northeast	1,068	+ 26.8
Total Southeast + Northeast	**1,377**	**+ 25.7**

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Electricity sales for the nine-month period: Cataguazes-Leopoldina's consolidated electricity sales to final consumers in the nine-month period ended September 30, 2002 totaled 4,014 GWh, representing a decrease of 0.7%, compared to the same period last year, and 5.2 %, compared to sales made by the five distribution companies in the same period in 2000. It is important to emphasize that sales for the nine-month period were impacted by a two-month rationing period in the first quarter of the year. In the third quarter, decline in sales to the retail market totaled only 1.4% in relation to the same period in 2000. Decrease in sales by concession area during the nine-month period ended September 30, 2002 is as shown below:

Increase/Decrease (%) in Electricity Sales to the Retail market

(As of September 30, 2002)

Description	CFLCL	CENF	CELB	Energipe	Saelpa	Consolidated
Total market	**- 0.2**	**- 4.2**	**- 0.7**	**- 1.1**	**-**	**- 0.7**
. Residential	- 6.0	- 4.1	- 6.3	- 7.7	- 3.7	- 5.4
. Industrial	+ 6.7	- 6.6	+ 1.4	+ 4.3	- 1.7	+ 2.0
. Commercial	- 6.5	- 2.3	- 3.5	- 2.8	+ 4.9	- 0.6
. Other	+ 2.4	- 3.4	+ 6.3	- 2.9	+ 4.9	+ 1.7

Note: Decrease (%) in relation to the same period in 2001.

On the other hand, the number of consumers in Cataguazes-Leopoldina System increased from 1,615,424, in September 2001, to 1,703,870, in September 2002, representing an increase of 5.5%.

Energy Sold and Purchased - As of September 30, 2002

(in GWh)

	CFLCL	CENF	CELB	Energipe	Saelpa	Consolidated
(+) Electricity Sales						
• Residential	215	87	81	297	482	1,162
• Industrial	237	44	188	560	458	1,487
• Commercial	94	40	47	177	228	586
• Other	155	26	37	235	326	779
Total - Retail market	701	197	353	1,269	1,494	4,014
(+) Unbilled	5	2	(2)	7	19	31
(+) Supply	91	51	106	190	574	992
(=) Grand total	797	250	457	1,466	2,087	5,037
(+) Losses	110	18	51	260	465	871
(=) Energy required	907	268	508	1,726	2,552	5,908
. Own generation	157	39	-	-	-	343
. Electricity purchased	750	229	508	1,726	2,552	5,565

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Adjustments to the Tariff Recovery Program and transactions performed within the context of the Electric Energy Wholesale Market - MAE

In August, National Electric Energy Agency - Aneel issued Resolutions Nos. 429 and 481, ratifying amounts relating to the Extraordinary Tariff Recovery Program (Regulatory Asset), intended to refund losses of revenues incurred by the companies as a result of the energy rationing from June 2001 to February 2002. Additionally, Aneel established new instructions for recording electricity transactions in the Electric Energy Wholesale Market (MAE), resulting in the following accounting adjustments:

Amounts in R$ thousand

Company	Extraordinary Tariff Recovery				MAE - Market Energy Wholesaler	
	Revenue		Electricity purchased			
	June 30, 2002	September 30, 2002	June 30, 2002	September 30, 2002	June 30, 2002	September 30, 2002
CFLCL	996	(706)	(109)	764	22,813	(14,495)
CENF	2,111	1,046	(49)	202	-	-
Energipe	70	(4,491)	(243)	1,981	(1,242)	(1,242)
CELB	(164)	(1,688)	(82)	578	(929)	(929)
Saelpa	5,899	(6,065)	(397)	2,913	(4,561)	35,552
Consolidated	**8,912**	**(11,904)**	**(880)**	**6,438**	**16,081**	**18,886**

Consequently, the total consolidated gross revenue recorded by Cataguazes-Leopoldina in the period from January to September 2002 totaled R$760,403 thousand (R$154,903 thousand for the Parent Company CFLCL), representing a 6.9% increase, or R$48,838 thousand up from the same period in 2001. This amount includes R$26,399 thousand (R$15,201 thousand for the Parent Company CFLCL) relating to negative adjustments to captions "Extraordinary Tariff Recovery" and "Electricity Sales" in MAE in order to reflect amounts disclosed by Aneel.

Energy tariff adjustments: Energy tariffs charged by Cataguazes-Leopoldina System distributors were adjusted throughout the nine-month period ended September 30, 2002; however, as the effective date of the increase differs from one distribution company to another, the effect of such adjustments has not been fully reflected in the gross operating revenue for the period. Energy supply tariffs are adjusted on an annual basis and reflect the application of contractual formulas.

Company	Energy tariff adjustments	
	%	Effective as of
Saelpa	14.00	August 28, 2002
CFLCL	16.19	June 18, 2002
CENF	12.35	June 18, 2002
Energipe	14.84	April 22, 2002
CELB	14.77	February 4, 2002

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Indebtness level adversely affected results

Cataguazes-Leopoldina's result for the period was adversely impacted by the effect, still present, of the energy rationing and delays in receiving credits in MAE and from the National Treasury in the amount of approximately R$140 million, of which R$110 million have not yet been received. Due to this outstanding receivable, and adjustments to revenues and costs of electricity purchased, in the third quarter of the year, the Company recorded a consolidated loss of R$6,289 thousand (R$6,471 thousand in the Parent Company CFLCL). The consolidated loss for the nine-month period ended September 30, 2002 amounted to R$52,607 thousand (R$53,345 thousand for the Parent Company CFLCL).

After a strong expansion that took approximately five years and a restructuring process for our companies to achieve improved performance and greater efficiency, productivity and profitability, the Company now needs to concentrate its efforts on adjusting its short-term liabilities initiating a payment rescheduling through issuance of debentures in the amount of up to R$300 million.

Results for the nine-month period ended September 30, 2002

	Parent Company		Consolidated	
Amounts in R$ thousand	2002	2001	2002	2001
Revenues from sales and services	**170,104**	**166,423**	**786,802**	**711,565**
Tariff recovery adjustment/Sales MAE	(15,201)	-	(26,399)	-
Adjusted gross operating revenue	154,903	166,423	760,403	711,565
Net operating revenue	**114,901**	**131,207**	**587,805**	**569,980**
Manageable expenses	(31,217)	(28,983)	(135,453)	(120,691)
Income from Public Electric Utility Service	**6,046**	**25,506**	**130,413**	**151,072**
Financial expenses, net	(54,530)	(35,225)	(165,753)	(88,586)
Income (loss) for the period	(53,345)	2,744	(52,607)	431

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Change in the nine-month period is as follows:

	Parent Company		Consolidated	
Description	2002	2001	2002	2001
Net income (loss) for the period				
First quarter	(7,049)	(3,937)	(6,777)	(5,389)
Second quarter	(39,825)	1,487	(39,541)	1,611
Third quarter	(6,471)	5,194	(6,289)	4,209
Accumulated as of September 30, 2002	**(53,345)**	**2,744**	**(52,607)**	**431**

Follow is the change in cash flow generation (EBITDA) of Cataguazes-Leopoldina System distributors adjusted by reversals and allowances provided throughout the nine-month period ended September 30, 2002:

Cash flow generation (Adjusted EBITDA)

- In R$ thousand -

	Three-month period ended			Nine-month period	
Company	March 31, 2002	June 30, 2002	September 30, 2002	2002	2001
CFLCL	14,499	(27,891)	31,427	18,035	37,421
CENF	5,399	1,907	3,546	10,852	5,132
Energipe	12,621	15,251	19,437	47,309	57,846
Saelpa	17,393	51,525	14,345	83,263	70,677
CELB	1,057	2,644	4,987	8,688	17,559
Consolidated EBITDA (*)	**55,978**	**45,648**	**72,572**	**174,198**	**188,372**
Consolidated EBITDA margin (%)	27.6	31.9	30.0	29.6	33.1

(*) Adjusted EBITDA = Income from activities plus depreciation plus allowances for doubtful accounts, contingencies and Voluntary Layoff Program - PDV less reversals of allowances and PDV plus revenues from fines on electricity bills.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

It is important to emphasize that the negative cash flow generation by the Parent Company CFLCL in the second quarter of 2002, in the amount of R$27,891, as shown in the table above, is basically due to the reversal of R$39,010 thousand relating to adjustments to captions "Extraordinary Tariff Recovery" and "Electricity Sales" in MAE made in the quarter then ended. Consequently, operating income is understated by that amount.

Equity, commercial and performance indicators, both individual and consolidated, of Cataguazes-Leopoldina System distribution companies as of September 30, 2002 are as follows:

	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo(*)	Consolidated
Number of Employees	729	96	618	176	1.249	87	3,002
Number of Consumers (thousand)	287	76	418	128	794	-	1,704
GWh Sold to Retail Market	701	197	1.269	353	1.494	-	4,014
Energy Supply (GWh)	91	51	190	106	574	303	992
Financial Data (R$ thousand)							
Total Assets	855,510	69,194	1,224,709	98,847	639,069	205,869	2,716,345
Cash and Cash Equivalents	2,295	861	2,739	1,908	4,728	22,036	34,841
Indebtness	434,961	14,277	371,785	41,670	183,135	189,871	1,197,841
Shareholders´ Equity	348,860	39,403	680,084	8,353	130,627	(4,543)	308,687
Adjusted Gross Operating Revenue	154,903	44,915	221,287	56,353	282,801	23,477	760,403
Net Operating Revenue	114,901	34,302	169,939	46,213	223,552	22,616	587,805
Income from Public Electric Utility Service	6,046	7,541	44,061	5,737	64,149	3,426	130,413
Net Income (Loss)	(53,345)	3,961	(4,786)	(1,573)	32,153	(18,316)	(52,607)
Cash Flow Generation (Adjusted EBITDA)	18,035	10,852	47,309	8,688	83,263	5,735	174,198
EBITDA / Net Revenue	15.7	31.6	27.8	18.8	37.2	25.4	29.6

(*) Consolidated. Cat-Leo Energia is the Parent Company of Usina Termelétrica de Juiz de Fora.

The consolidated loss of Cat-Leo Energia is substantially due to the result of its subsidiary Usina Termelétrica de Juiz de Fora (loss of R$37,544 thousand), which had its production halted following an administrative decision, since a substantial portion of this subsidiary's installed capacity was not contracted for 2002, in addition to the low energy price in the spot market (MAE). Also, in this period, the result of this subsidiary was significantly impacted by the exchange rate change on financing transactions, resulting in net financial expenses in the amount of R$57,583 thousand. Despite this negative result, Usina Termelétrica de Juiz de Fora recorded a long-term asset in the amount of R$5,434 thousand, relating to the take-or-pay portion of the natural gas supply agreement, which establishes that this portion may used within a period of seven years. Management estimates that all this credit will be used in the contractual period.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Consolidated investments totaled R$120 million

In the nine-month period ended September 30, 2001 CFLCL and its subsidiaries Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB, and Saelpa invested R$120,303 thousand. Approximately 50% of this amount was invested in generation, 40% in energy transmission and distribution, and the remaining 10% in other services.

Investments

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation	58,817	718	87	-	-	59,622
. Transmission and Distribution	11,328	3,384	10,377	2,329	20,864	48,282
. Other services	3,552	92	2,053	464	6,238	12,399
Total	73,697	4,194	12,517	2,793	27,102	120,303

(*) Includes investment in generation of subsidiaries Cat-Leo Energia (R$49,531 thousand) and Usina Termelétrica de Juiz de Fora (R$8,616 thousand).

Significant investments include works of PCHs - Small Hydroeletric Power Plants Ponte, Palestina, Triunfo, Granada and Cachoeira Encoberta, which are in different stages of completion. Such power plants will commence operations from the middle of 2003 onwards, with a total installed capacity of approximately 100 MW (annual production capacity of 493 GWh), requiring investments of around R$180 million.

Cataguazes-Leopoldina System won a Business Performance Prize ("IV Prêmio Minas")

Last October 22, Cataguazes-Leopoldina System was one of the winners of *IV Prêmio Minas- 2001/2002 Business Performance*, a prize awarded by *Mercado Comum* magazine and *Gazeta Mercantil* newspaper in recognition of the public for the work performed and efforts made to maintain the same quality and excellence standards in providing services to its consumers in the four States in which Cataguazes-Leopoldina System operates. The Company won the prize in the category "Excellence in Minas".

Recently, CFLCL and its subsidiary Empresa Energética de Sergipe - Energipe were awarded *2002 Abradee Prize* by the Brazilian Association of Energy Distributors in the category "The Best Energy Distribution Company in Southeast and Northeast Regions", respectively.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Performance of shares listed on São Paulo Stock Exchange - Bovespa

In the nine-month period ended September 30, 2002, CFLCL's class A preferred shares fell 35.4% at Bovespa. In its turn, Ibovespa index registered a fall of 36.5%, and the Energy Industry Index - "IEE" drop 37.2%. At the end of September, CFLCL's class A preferred shares were quoted at R$1.02 per thousand shares, against its equity value of R$2.80.

The Management.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-09/30/2002	4-06/30/2002
1	Total assets	2,716,345	2,614,049
1.01	Current assets	570,442	479,529
1.01.01	Cash on hand	34,841	19,742
1.01.01.01	Cash and banks	13,402	13,359
1.01.01.02	Marketable securities	21,439	6,383
1.01.02	Credits	485,572	402,761
1.01.02.01	Accounts receivable from Clients/Consumers	422,039	357,663
1.01.02.02	Notes and other accounts receivable	45,523	50,992
1.01.02.03	Renegotiated receivables	59,619	42,479
1.01.02.04	Extraordinary tariff recovery	51,702	46,218
1.01.02.05	(-) Allowance for doubtful accounts	(93,311)	(94,591)
1.01.03	Stocks Inventory	3,922	3,982
1.01.04	Other	46,107	53,044
1.01.04.01	Recoverable taxes	34,235	41,554
1.01.04.02	Prepaid expenses	9,249	8,398
1.01.04.03	Other	2,623	3,092
1.02	Long term assets	401,622	411,206
1.02.01	Miscellaneous credits		
1.02.02	Credits with Affiliated Persons		
1.02.02.01	Credits with Affiliated Companies		
1.02.02.02	Subsidiaries		
1.02.02.03	Other related entities		
1.02.03	Others	401,622	411,206
1.02.03.01	Judicial deposits	26,210	24,289
1.02.03.02	Extraordinary tariff recovery	110,719	120,996
1.02.03.03	Prepaid expenses	10,092	11,237
1.02.03.04	Tax credits	178,140	168,540
1.02.03.05	Recoverable taxes	10,500	9,330
1.02.03.06	Notes and other accounts receivable	11,766	10,927
1.02.03.07	Renegotiated receivables		18,496
1.02.03.08	Others	54,195	47,391
1.03	Permanent assets	1,744,281	1,723,314
1.03.01	Investments	10,943	10,908
1.03.01.01	Holdings in affiliates	9,979	9,979
1.03.01.01.01	Cia. Industrial Cataguases	9,979	9,979
1.03.01.02	Holdings in subsidiaries		
1.03.01.03	Other investments	964	929
1.03.02	Fixed assets	1,299,611	1,277,673
1.03.02.01	Hydraulic Production	143,699	144,679
1.03.02.02	Transmission System associated to Production	15,531	15,268
1.03.02.03	Distribution of Lines/ Nets/Substations	752,835	737,032
1.03.02.04	Sales	114,986	113,473
1.03.02.05	Administration	77,837	75,522
1.03.02.06	Current fixed assets	188,071	161,142
1.03.02.07	(-) Accumulated Depreciation	(363,378)	(351,004)
1.03.02.08	Premium in incorporated company	489,539	493,207
1.03.02.09	(-) Special Obligations	(119,509)	(111,646)
1.03.03	Deferred	433,727	434,733
1.03.03.01	Goodwill premium at CENF's investment	35,250	35,637
1.03.03.02	Goodwill premium at Energipe's investment	7,840	7,963
1.03.03.03	Goodwill premium at CELB's investment	82,522	82,693
1.03.03.04	Goodwill premium at Saelpa's investment	305,336	305,852
1.03.03.05	Software Acquisition Costs	3,140	2,858
1.03.03.06	(-) Accumulated Amortization	(361)	(270)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-09/30/2002	4-06/30/2002
2	Total liabilities	2,716,345	2,614,049
2.01	Current liabilities	839,372	868,848
2.01.01	Loans and financing	451,891	503,224
2.01.02	Debentures	20,512	18,447
2.01.03	Suppliers	175,159	178,115
2.01.04	Taxes, fees and contributions	136,040	128,831
2.01.04.01	VAT (ICMS) payable	25,991	24,911
2.01.04.02	Social charges payable	2,286	2,484
2.01.04.03	Income tax and social contributions payable	433	16,861
2.01.04.04	Social contribution (PIS / Cofins) payable	12,596	9,306
2.01.04.05	Cofins - Refis	5,092	5,336
2.01.04.06	ICMS Schedule	84,179	68,358
2.01.04.07	Others	5,463	1,575
2.01.05	Dividends payable		
2.01.06	Provisions	21,190	10,127
2.01.06.01	Provisions for vacations and salaries	21,190	10,127
2.01.07	Debt owed to affiliates		
2.01.08	Others	34,580	30,104
2.01.08.01	Salaries payable	660	1,345
2.01.08.02	Profit sharing payable	10	893
2.01.08.03	Consumer charges payable	3,307	2,578
2.01.08.04	Interest on own capital payable	2,902	3,309
2.01.08.05	Incumbency of debts	7,610	3,955
2.01.08.06	Public illumination tax	4,090	4,487
2.01.08.07	Others	16,001	13,537
2.02	Long term liability	1,093,936	948,353
2.02.01	Loans and financing	580,094	416,123
2.02.02	Debentures	137,734	141,660
2.02.03	Provisions		
2.02.04	Debt owed to affiliates		
2.02.05	Others	376,108	390,570
2.02.05.01	Deferred income tax	456	666
2.02.05.02	Taxes payable	33,006	39,316
2.02.05.03	Contingencies provisions	101,314	97,431
2.02.05.04	Provision for actuarial deficit	46,306	47,765
2.02.05.05	Suppliers	34,854	49,905
2.02.05.06	Advance for future capital increase	132,688	133.000
2.02.05.07	Others	27,484	22,487
2.03	Results of future periods		
2.04	Minority participation	474,350	481,872
2.05	Net equity	308,687	314,976
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common stocks	127,909	127,909
2.05.01.02	Preferred stocks A	205,760	205,760
2.05.01.03	Preferred stocks B	666	666
2.05.02	Capital reserve	26,959	26,959
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	5,749	5,749
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve		
2.05.03.01	Own assets		
2.05.03.02	Subsidiaries/affiliates		
2.05.04	Profit reserve		
2.05.04.01	Legal reserve		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-09/30/2000	4-06/30/2000
2.05.04.02	Statutory reserve		
2.05.04.03	Contingency reserve		
2.05.04.04	Reserve for future profits		
2.05.04.05	Retained profit		
2.05.04.06	Special reserve for undistributed dividends		
2.05.04.07	Other income reserve		
2.05.05	Accumulated earnings/losses	(52,607)	(46,318)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	5-01/01/2001 to 09/30/2001
3.01	Gross revenue from sales/services	304,252	760,403	252,872	711,565
3.01.01	Gross revenue in the year	272,527	786,802	252,872	711,565
3.01.02	Extraordinary tariff recovery adjustment	8,912	(11,904)		
3.01.03	Electricity sales - MAE adjusted	22,913	(14,495)		
3.02	Deductions from gross revenue	(61,997)	(172,598)	(42,848)	(141,585)
3.02.01	Invoiced ICMS	(47,272)	(134,379)	(30,320)	(106,610)
3.02.02	Pis, Cofins, and ISS	(11,590)	(29,071)	(9,758)	(26,898)
3.02.03	Quotas to the Global Reversion Reserve - RGR	(3,135)	(9,148)	(2,770)	(8,077)
3.03	Net revenue from sales/services	242,255	587,805	210,024	569,980
3.04	Cost of goods/services sold	(185,257)	(457,392)	(141,589)	(418,908)
3.04.01	Personnel	(23,694)	(69,874)	(22,183)	(65,835)
3.04.02	Material	(4,811)	(11,198)	(4,012)	(9,967)
3.04.03	Services rendered by third parties	(15,745)	(41,441)	(11,849)	(32,820)
3.04.04	Electric energy purchased for resale	(93,836)	(263,424)	(67,591)	(214,748)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	(880)	6,438		
3.04.06	Electric energy purchased-MAE reversal	(4,561)	35,552		
3.04.07	Royalties on Hydro Resources	(32)	(186)	(25)	(144)
3.04.08	Electric Potency Transportation Charge	(15,644)	(43,656)	(13,652)	(36,820)
3.04.09	Depreciation / Amortization	(12,490)	(37,757)	(10,777)	(31,817)
3.04.10	Fuel quota equalization -CCC	(9,926)	(24,808)	(6,838)	(20,003)
3.04.11	Provision (reversion) for contingencies	623	5,902	869	5,315
3.04.12	Other expenses	(4,261)	(12,940)	(5,531)	(12,069)
3.05	Earnings before interest and taxes (EBIT)	56,998	130,413	68,435	151,072
3.06	Other operating expenses	(74,816)	(180,542)	(44,449)	(101,650)
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial results	(69,951)	(165,753)	(39,837)	(88,586)
3.06.03.01	Financial revenue	4,086	18,600	19,475	30,186
3.06.03.02	Financial expenses	(74,037)	(184,353)	(59,312)	(118,772)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	(4,865)	(14,789)	(4,612)	(13,064)
3.06.05.01	Premium Amortization	(4,865)	(14,789)	(4,612)	(13,064)
3.06.06	Equity adjustment result				

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	5-01/01/2001 to 09/30/2001
3.07	Operating income	(17,818)	(50,129)	23,986	49,422
3.08	Non-operating income	422	(1,893)	(1,525)	(2,633)
3.08.01	Revenue	451	1,409	638	1,683
3.08.02	Expenses	(29)	(3,302)	(2,163)	(4,316)
3.09	Earning before tax / profit-sharing	(17,396)	(52,022)	22,461	46,789
3.10	Provision for income tax and social contribution	9,195	16,211	(10,222)	(24,157)
3.10.01	Social contribution	2,506	4,188	(2,773)	(6,936)
3.10.02	Income tax	6,689	12,023	(7,449)	(17,221)
3.11	Deferred income tax				
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversion of interest on own capital				
3.14	Minority participation	1,912	(16,796)	(8,030)	(22,201)
3.15	Net income	(6,289)	(52,607)	4,209	431
	Number of shares, ex. Treasury (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	Earnings per Share			0.00003	0.00000
	Loss per share	(0.00005)	(0.00042)		

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)		9- Number of shares held in previous quarter (THOUSAND REAIS)	
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.47	16.91
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,509		57,509	
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	99.99
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991		18,991	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	6,635.81
14 - ISSUED AMOUNT (THOUSAND REAIS)	19,907
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	8,522.19
14 - ISSUED AMOUNT (THOUSAND REAIS)	21,305
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	68.53
14 - ISSUED AMOUNT (THOUSAND REAIS)	45,477
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	67.02
14 - ISSUED AMOUNT (THOUSAND REAIS)	71,557
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A – Energipe, CELB – Companhia Energética da Borborema, and Saelpa – Sociedade Anônima de Eletrificação da Paraíba.

Income Statement (in R$ thousands)
- Accumulated 3rd Quarter -

	Energipe		CELB		Saelpa	
	2002	2001	2002	2001	2002	2001
Gross Revenue	**221,287**	**203,150**	**56,353**	**57,414**	**282,801**	**267,716**
Gross Revenue in the year	225,778	203,150	58,041	57,414	288,866	267,716
Extraordinary Tariff Recovery Adjustment	(4,491)	-	(1,688)	-	(6,065)	-
Invoiced ICMS	(40,634)	(29,829)	(7,802)	(6,777)	(46,033)	(36,589)
PIS, Cofins and ISS	(8,080)	(7,415)	(2,056)	(2,096)	(10,322)	(9,428)
Quotas for the Global Reversal Reserve	(2,634)	(2,004)	(282)	(228)	(2,894)	(2,698)
Net Revenue	**169,939**	**163,902**	**46,213**	**48,313**	**223,552**	**219,001**
Personnel	(18,414)	(16,980)	(4,554)	(5,308)	(26,506)	(25,960)
Material	(2,519)	(2,296)	(979)	(776)	(4,595)	(3,478)
Third Party Services	(10,897)	(8,352)	(3,524)	(2,663)	(17,822)	(14,693)
Energy Purchased for Resale	(70,817)	(62,858)	(22,569)	(17,245)	(105,569)	(81,978)
Energy Purchased – Extraordinary Tariff Recovery Adjustment	1,981	-	578	-	2,913	-
Energy Purchased - MAE Reversal	-	-	-	-	35,552	-
Electricity Potency Transportation	(12,977)	(11,526)	(3,972)	(3,501)	(20,445)	(16,998)
Depreciation / Amortization	(9,913)	(8,649)	(2,198)	(1,964)	(11,321)	(9,834)
CCC – Fuel Consumption Account	(8,586)	(4,702)	(2,801)	(1,314)	(5,686)	(5,469)
Provision for Doubtful Accounts and Contingencies	9,307	-	(119)	(841)	(1,607)	7,891
Other Expenses	(3,043)	(3,574)	(338)	(636)	(4,317)	(4,087)
Result for the Electricity Activities	**44,061**	**44,965**	**5,737**	**14,065**	**64,149**	**64,395**
Financial Revenue	2,705	11,462	3,011	1,882	10,237	12,214
Financial Expenses	(55,630)	(37,228)	(10,884)	(5,397)	(27,851)	(21,965)
Result of the Equity Adjustment	10,516	12,063	-	-	-	-
Premium Amortization	(11,004)	(10,573)	-	-	-	-
Operating Result	**(9,352)**	**20,689**	**(2,136)**	**10,550**	**46,535**	**54,644**
Non-Operating Revenue	115	179	62	106	392	135
Non-Operating Expense	64	(1,450)	(30)	(44)	119	34
Result before Income Tax and Social Contribution	**(9,173)**	**19,418**	**(2,104)**	**10,612**	**47,046**	**54,813**
Income Tax and Social Contribution	4,387	(2,892)	531	(3,550)	(14,893)	(18,839)
Net Income (loss)	**(4,786)**	**16,526**	**(1,573)**	**7,062**	**32,153**	**35,974**

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Board of Directors and Shareholders of
Companhia Força e Luz Cataguazes-Leopoldina
Cataguases - MG

1. We have reviewed the accompanying quarterly financial information (ITR) of Companhia Força e Luz Cataguazes-Leopoldina (the "Company") and its subsidiaries as of and for the three- and nine-month period ended September 30, 2002, consisting of the balance sheet as of September 30, 2002 and the statement of income for the period then ended, Parent Company and consolidated, the performance report and relevant information, prepared in accordance with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM). This information is the responsibility of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (Ibracon) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or might have material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. As mentioned in Note 6 to the quarterly information, the Company and its subsidiaries recorded as of September 30, 2002, in current assets, receivables amounting to R$50,852 thousand (Parent Company) and R$171,827 thousand (consolidated) and, in current liabilities, payables amounting to R$275 thousand (Parent Company) and R$63,525 thousand (consolidated), related to electric energy sales and purchases made within the context of the Electric Energy Wholesale Market (MAE), based on calculations made and disclosed by MAE and estimates prepared by management. Such amounts are subject to change depending upon the outcome of a pending lawsuit started by market agents in connection with the interpretation of prevailing rules. The financial settlement of these amounts is scheduled for November 22, 2002 and is subject to the ability of the companies in the industry to pay their liabilities.

5. Effective December 21, 2001, Provisional Measure No. 14, converted into Law No. 10,438, of April 26, 2002, was enacted providing for, among other matters, the recovery of the electric energy distributors´ economic and financial balance, as established in the concession contracts. The detailed information and the effects on the financial position and results of operations are disclosed in Notes 5, 7, and 21 to the quarterly information.

17.01 – REPORT OF THE SPECIAL REVISION – WITHOUT EXCEPTION

6. We have previously reviewed the balance sheets as of June 30, 2002, Parent Company and consolidated, and our report thereon, dated August 13, 2002, contained emphasis paragraphs on tariff recovery amounts relating to the rationing period, which were awaiting Aneel's homologation, and on payables and receivables relating to the purchase and sale of electric energy within the context of MAE in the period from September 1, 2000 to June 30, 2002, which were recorded based on provisional calculations made by MAE and estimates prepared by management. Such amounts were pending confirmation by MAE and subsequent financial settlement. The statement of income for the three- and nine-month period ended September 30, 2001, presented for comparative purposes, was reviewed by other independent auditors, whose report thereon, dated November 10, 2001, was qualified in respect to uncertainties that could significantly impact electric energy amounts relating to transactions performed in MAE in the period from May 1 to September 30, 2001, which were recorded based on estimates prepared by management.

7. This quarterly financial information has been translated into English solely for the convenience of the readers.

Rio de Janeiro, November 11, 2002

DELOITTE TOUCHE TOHMAATSU
Auditores Independentes
CRC No 2 SP 011609/S-RJ

Marcelo C. Almeida
Contador
CRC - RJ 36.206 - 3

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	6-01/01/2001 to 09/30/2001
3.01	Gross revenue from sales/services	15,914	44,915	12,254	36,164
3.01.01	Gross revenue in the year	13,803	43,869	12,254	36,164
3.01.02	Extraordinary tariff recovery adjustment	2,111	1,046	-	-
3.02	Deductions from gross revenue	(3,897)	(10,613)	(2,715)	(9,045)
3.02.01	Invoiced VAT (ICMS)	(3,144)	(8,460)	(2,129)	(7,309)
3.02.02	Social contributions (PIS/COFINS)	(581)	(1,639)	(447)	(1,320)
3.02.03	Quotas to the Global Reversion Reserve - *(RGR)*	(172)	(514)	(139)	(416)
3.03	Net revenue from sales/services	12,017	34,302	9,539	27,119
3.04	Cost of goods/services sold	(9,613)	(26,761)	(8,734)	(24,514)
3.04.01	Personnel	(680)	(2,094)	(604)	(1,919)
3.04.02	Material	(198)	(410)	(153)	(346)
3.04.03	Services rendered by third parties	(1,942)	(5,510)	(1,681)	(5,042)
3.04.04	Electric Energy purchased for resale	(4,828)	(13,531)	(4,546)	(12,704)
3.04.05	Electric Energy purchased-Extraordinary tariff recovery adjustment	(49)	202	-	-
3.04.06	Depreciation and amortization	(606)	(1,788)	(527)	(1,559)
3.04.07	Fuel quota equalization - CCC	(735)	(1,869)	(738)	(2,046)
3.04.08	Other expenses	(575)	(1,761)	(485)	(898)
3.05	Earnings before interest and taxes (EBIT)	2,404	7,541	805	2,605
3.06	Other Operating expenses/revenues	(1,410)	(1,511)	(59)	109
3.06.01	Sales	-	-	-	-
3.06.02	General and administrative	-	-	-	-
3.06.03	Financial results	(1,410)	(1,511)	(59)	109
3.06.03.01	Financial revenue	1,397	2,173	487	830
3.06.03.02	Financial expenses	(2,807)	(3,684)	(546)	(721)
3.06.04	Other operating revenue	-	-	-	-
3.06.05	Other operating expenses	-	-	-	-
3.06.06	Equity income result	-	-	-	-
3.07	Operating income	994	6,030	746	2,714
3.08	Non-operating income	(34)	(31)	(72)	(52)
3.08.01	Revenue	27	60	9	63
3.08.02	Expenses	(61)	(91)	(81)	(115)
3.09	Income before Tax/profit-sharing	960	5,999	674	2,662
3.10	Provision for income tax and social contribution	(397)	(2,038)	(225)	(888)
3.11	Deferred income tax	-	-	-	-

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	6-01/01/2001 to 09/30/2001
3.12	Profit sharing/statutory contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income	563	3,961	449	1,774
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0.00582	0.04096	0.00464	0.01835
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: **CIA. DE ELETRICIDADE DE NOVA FRIBURGO**

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	6-01/01/2001 to 09/30/2001
3.01	Gross revenue from sales/services				
3.02	Deductions from gross revenue				
3.03	Net revenue from sales/services				
3.04	Cost of goods/services sold				
3.05	Gross operating profit				
3.06	Operating expenses/revenue	(6,274)	(5,670)	10,063	15,911
3.06.01	Sales				
3.06.02	General and administrative	(22)	(201)	(70)	(169)
3.06.03	Financial results	(71)	(44)	80	224
3.06.03.01	Financial revenue	(27)	-	107	281
3.06.03.02	Financial expenses	(44)	(44)	(27)	(57)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	(218)	(657)	(390)	(612)
3.06.05.01	Goodwill amortization	(218)	(657)	(390)	(612)
3.06.06	Equity adjustment result	(5,963)	(4,768)	10,443	16,468
3.06.06.01	Equity adjustment	(5,963)	(4,768)	10,443	16,468
3.07	Operating income	(6,274)	(5,670)	10,063	15,911
3.08	Non-operating income				
3.08.01	Revenue				
3.08.02	Expenses				
3.09	Income before Tax/profit-sharing	(6,274)	(5,670)	10,063	15,911
3.10	Provision for income tax and social contribution			1	(10)
3.11	Deferred income tax				

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-07/01/2002 to 09/30/2002	4-01/01/2002 to 09/30/2002	5-07/01/2001 to 09/30/2001	6-01/01/2001 to 09/30/2001
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversion of interest on capital				
3.15	Net income /loss	(6,274)	(5,670)	10,064	15,901
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE			0.26532	0.41921
	LOSS PER SHARE	(0.16541)	(0.14948)		

18.02 – COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 09/30/2002 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS

Schedule I

1. Investor Relations Monthly Report (Nº 11/2000), dated November 30, 2000 (English translation attached hereto as Exhibit 1).

2. Investor Relations Monthly Report (Nº 12/2000), dated December 19, 2000 (English translation attached hereto as Exhibit 2).

3. Investor Relations Monthly Report (Nº 01/2001), dated January 29, 2001 (English translation attached hereto as Exhibit 3).

4. Material Event, dated January 31, 2001, informing the public about the execution of a Joint Venture Agreement and Shareholders' Agreement with Alliant Energy Holdings do Brasil Ltda. (English translation attached hereto as Exhibit 4).

5. Investor Relations Monthly Report (Nº 02/2001), dated February 28, 2001 (English translation attached hereto as Exhibit 5).

6. Investor Relations Monthly Report (Nº 03/2001), dated March 27, 2001 (English translation attached hereto as Exhibit 6).

7. Investor Relations Monthly Report (Nº 04/2001), dated April 27, 2001 (English translation attached hereto as Exhibit 7).

8. Financial Report - Quarterly Review (1st quarter 2001), dated May 17, 2001 (English translation attached hereto as Exhibit 8).

9. Investor Relations Monthly Report (Nº 05/2001), dated May 31, 2001 (English translation attached hereto as Exhibit 9).

10. Investor Relations Monthly Report (Nº 06/2001), dated June 28, 2001 (English translation attached hereto as Exhibit 10).

11. Investor Relations Monthly Report (Nº 07/2001), dated July 26, 2001 (English translation attached hereto as Exhibit 11).

12. Financial Report - Quarterly Review (2nd quarter 2001), dated August 10, 2001 (English translation attached hereto as Exhibit 12).

13. Investor Relations Monthly Report (Nº 08/2001), dated August 27, 2001 (English translation attached hereto as Exhibit 13).

14. Press Release, dated September 12, 2001, issued by Standard & Poors in respect of the rating of the commercial paper program of Companhia Força e Luz Cataguazes-Leopoldina (English translation attached hereto as Exhibit 14).

15. Investor Relations Monthly Report (Nº 09/2001), dated September 28, 2001 (English translation attached hereto as Exhibit 15).

16. Investor Relations Monthly Report (N° 10/2001), dated October 30, 2001 (English translation attached hereto as Exhibit 16).

17. Press Release (undated) issued by SR Rating in respect of the rating of Cataguazes Leopoldina System (English translation attached hereto as Exhibit 17).

18. Summary of Third Quarter 2001 Results, undated (English translation attached hereto as Exhibit 18.


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA


COMPANHIA
BOVESPA
LISTADA

Ticket Symbol
FLCL

Level I ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Class "A" Preferred
CFLCY – Common

Investor Relations Monthly Report – *Edition # 11/2002 – November 29th, 2002*

- **Energy market shows signs of recovery and consolidated revenue hits R$855 million in ten months**

Consumption in October: Consolidated electric power sales of the Cataguazes-Leopoldina System increased 26.7% in October 2002 over the same month of 2001, showing signs of recovery. Consolidated per capita sales jumped from the plateau of 270 kWh per consumer in the last quarter, between July and September, to 289 kWh in October, representing growth of 7%. Sales during this month hit 490 GWh, which also represents increases of 5.8% over the volume sold last September and 2.5% when compared with October 2000, a year in which the market had not yet suffered the effects of electric power rationing. This improvement is due mainly to the industrial category whose consumption per capita increased 6.4% over average consumption per capita in the quarter from July to September 2002. Compared with per capita industrial consumption for October 2000, this month's volume represents an increase of 6.7%. However, while the residential category's power consumption was up 3.1% in October compared with September this year, the recovery in this market segment is still below expectations. During the month, Cataguazes-Leopoldina's consolidated gross operating revenue totaled R$95.1 million.

Accumulated Gross Revenue in 10 months: Cataguazes-Leopoldina's consolidated gross operating revenue in the period from January to October 2002 was R$855.5 million, against R$782.3 million in the same period of 2001, an increase of 9.4%. With consolidated volume sales of 4,504 GWh to its final consumers, Cataguazes-Leopoldina reported an increase of 1.7% in the volume of its electric power sales during these 10 months of 2002.


Consolidated Consumer per Capita in 2002 (in KWh)
300
250
200
150
100
50
0
250
275
270
289
84
95
89
93
1° Qt
2° QT
3° QT
Oct
Consolidated Total Consumption per Capita
Consolidated Residential Consumption per Capita

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to October 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**174.6**	**50.1**	**249.7**	**62.7**	**318.7**	**855.5**
Gross Revenue Growth -%	- 2.7	+ 23.7	+ 12.6	- 3.4	+ 19.1	+ 9.4
Electricity Sales – GWh	**785**	**221**	**1,424**	**395**	**1,679**	**4,504**
Retail Market						
• Residential	240	97	332	90	537	1,296
• Industrial	267	49	628	211	518	1,673
• Commercial	105	44	198	52	255	654
• Other classes	173	31	266	42	369	881
Sales Increase/Decrease - %	**+ 2.0**	**- 1.6**	**+ 1.2**	**+ 1.3**	**+ 2.4**	**+ 1.7**
• Residential	- 3.4	- 1.4	- 4.0	- 4.2	- 1.2	- 2.6
• Industrial	+ 8.1	- 3.8	+ 5.5	+3.4	+ 0.2	+ 3.6
• Commercial	- 3.7	- 0.3	- 0.9	- 2.9	+ 7.5	+1.6
• Other classes	+ 4.9	- 0.4	-	+ 10.0	+ 8.1	+ 4.7

(*) Increase / decrease in relation to the same period of 2001.

- **Present stage of construction projects and forecast start of operations by the SHPs (Small Hydroelectric Plants) under construction**

SHP Ponte (24 MW) - Electromechanical assembly of the turbine and generator at the beginning of December. Expected to start operating at the end of February 2003.
SHP Granada (15 MW) - Electromechanical assembly of the turbine and generator in the second half of December. Expected to start operating on March 2003.
SHP Palestina (13 MW) - Construction of the powerhouse to be concluded in the first half of January. Expected to start operating at the end of May 2003.
SHP Cachoeira Encoberta (24 MW) - Excavation of the water inflow tunnel to be concluded in December and pouring of concrete for the powerhouse to be started in the first half of January. Expected to start operating on July 2003.
SHP Triunfo (23 MW) - The construction site has been prepared and soil excavations will also be concluded on the left shoulder of the dam in the second half of December. Expected to start operating on October 2003.



SHP Ponte –View of the earth dam, spillway and ccr dam

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 2509-3771 / 2509-7622 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA


COMPANHIA
BOVESPA
LISTADA

Ticket Symbol
FLCL

File No. 82-5147

Level I ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Class "A" Preferred
CFLCY – Common

Investor Relations Monthly Report – *Edition # 12/2002 – December 30th, 2002*

- **Electricity consumption increases and consolidated revenue reach R$ 955 million in 11 months**

November Sales: Consolidated electricity sales of the Cataguazes-Leopoldina Group in November 2002 were 25.9% higher than for the same month in 2001, revealing an upward sales trend. Consolidated usage per customer jumped from 270 KWh in the third quarter to 289 KWh in October and to 293 KWh in November, which represents an increase of 8.5% over the per capita consumption in the third quarter. Sales volume this month reached 498 GWh, which also represents an increase of 1.6% over the October sales and a 0.3% increase over November 2000 (2001 was subjected to electricity rationing). This improvement is mainly attributable to the industrial sector, in which per capita consumption in November was 7.4% higher than the average per capita consumption recorded in the third quarter of 2002. This month's sales volume represents an increase of 2.7% over the per capita industrial consumption of November 2000. Regarding the residential segment, even though household consumption in November was 5.4% higher than in October, the recovery of this segment is still slower than expected. In November, the consolidated gross operating revenue of the Cataguazes-Leopoldina Group totaled R$ 100.3 million.


Consolidated Consumer per Capita in 2002 (in KWh)
300
250
200
150
100
50
0
250
275
270
289
293
84
95
89
93
98
1° Qt
2° QT
3° QT
Oct
Nov
Consolidated Total Consumption per Capita
Consolidated Residential Consumption per Capita

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January to November 2002

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**196.1**	**55.3**	**277.3**	**69.4**	**358.6**	**955.8**
Gross Revenue Growth -%	-	+ 22.8	+ 14.1	- 3.6	+7.4	+ 10.4
Electricity Sales – GWh	**870**	**245**	**1,580**	**438**	**1,870**	**5,003**
Retail Market						
• Residential	266	108	370	100	595	1,439
• Industrial	296	54	695	234	579	1,858
• Commercial	116	49	220	58	282	725
• Other classes	192	34	295	46	414	981
Sales Increase/Decrease - %	**+ 3.8**	**+ 0.2**	**+ 3.0**	**+ 3.1**	**+ 4.7**	**+ 3.6**
• Residential	- 1.4	+ 0.5	- 0.8	- 2.0	+ 1.1	- 0.2
• Industrial	+ 8.4	- 1.9	+ 6.0	+ 4.8	+ 2.8	+ 5.0
• Commercial	- 1.9	+ 0.7	+ 1.3	- 0.1	+ 9.0	+ 3.4
• Other classes	+ 8.7	+ 1.9	+ 2.5	+ 11.5	+ 10.3	+ 7.3

(*) Increase / decrease in relation to the same period of 2001.

Accumulated Gross Revenue in 11 months: Cataguazes-Leopoldina's consolidated gross operating revenue between January and November 2002 was R$ 955.8 million, against R$ 866.0 million for the same period in 2001, representing an increase of 10.4%. With consolidated sales volumes of 5,003 GWh to final consumers for eleven months of 2002, the Cataguazes-Leopoldina Group recorded a 3.6% increase in electricity sales volumes.

- **Cataguazes-Leopoldina replaces Frame Replay technology with up-to-date Internet Protocol (IP)**

Once again the Cataguazes-Leopoldina Group leads the way in modern, up-to-date technology, being one of the first in Brazil to change over to the utilization of the Internet Protocol (IP) services network, to replace the old Frame Relay system. The service is being provided by Intercom, a company specialized in convergent telecommunications services, and interlinks the four states covered by the Cataguazes-Leopoldina Group: Minas Gerais, Rio de Janeiro, Sergipe and Paraíba, as well as all of its consumer services agencies. All voice, data and image (video-conferences) transmissions are conveyed through this technology, with a network speed of 2 Mbits (previously, the capacity of the network was 256 Kbps), enabling significant reductions in telecommunications costs and travel expenses. As such, today there is single, comprehensive infrastructure for all telecommunications, whereas previously various different channels were necessary. Investments in this new network reached R$ 300,000 and are expected be fully recouped in just two months.

- ***For further clarifications and additional information, please do not hesitate to contact us***

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3422-1701 / 3421-4240
In Rio de Janeiro - Phone: +55 21 2509-3771 / 2509-7622 / Fax: +55 21 2221-7954
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

File No. 82-5147



COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA

Relevant Fact

Companhia Força e Luz Cataguazes-Leopoldina hereby announces that in the Meeting of the Board of Directors, it was thus approved the proposal to amend the Company By-laws in order to conform the Company to the new law and maintain the condition of the negotiation of its issues in the capital market.

Due to this approval, the Extraordinary General Meeting shall be convened to deliberate, among other topics, the approval of the amendment to the Company By-laws to concede to the preferred shares the right to be included in the transfer of control public offer (*tag-along*), according to the conditions described in art. 254-A, Law nº 10.303/2001, with the right to receive dividends at least equal to those of the common shares.

Cataguases, January 27, 2003.

Mauricio Perez Botelho
Director of Investor Relations